EXHIBIT 99.1

Eldorado Gold Corporation

Annual information form
for the year ended December 31, 2012

March 28, 2013

ELD (TSX)                                                      EGO (NYSE)

About this annual information form

Throughout this annual information form (AIF), we, us, our, Eldorado Gold, corporation and the Company mean Eldorado Gold Corporation and its subsidiaries. This year means 2012.

All dollar amounts are in United States dollars unless stated otherwise.

Except as otherwise noted, the information in this AIF is as of December 31, 2012. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference except as specifically stated.

You can find more information about Eldorado Gold Corporation, including information about executive and director compensation and loans outstanding, principal holders of our securities, and securities authorized for issue under equity compensation plans (our incentive stock option plan, for example), in our most recent management proxy circular. For additional information you should also read our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2012. These are filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:

Eldorado Gold Corporation
Executive VP Administration and Corporate Secretary
1188 – 550 Burrard Street
Vancouver, BC V6C 2B5

What’s inside
About Eldorado Gold	5
Key milestones in our recent history	7
About our business	10
Environmental policy	16
Regional review
Turkey	19
China	32
Brazil	55
Greece	65
Romania	91
Mineral reserves and resources	97
Risk factors in our business	108
Investor information	127
Governance	131
Schedule A – Audit committee
terms of reference	141

Forward-looking information and risks

This document includes statements and information about what we expect to happen in the future. When we discuss our strategy; plans; outlook; future financial and operating performance, price of gold and other commodities, cash flow, cash costs, targets, production and expenditures; our mineral reserve and resource estimates, our proposed mine development, exploration and acquisitions or other events and developments that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

It is provided to help you understand our current views and can change significantly; it may not be appropriate for other purposes.

It is based on a number of assumptions, estimates and opinions that may prove to be incorrect, including things like the future price of gold and other commodities, exchange ratios, anticipated costs and spending, production, mineral resources and reserves and metallurgical recoveries, impact of acquisitions on our business, the political and economic environment in which we operate, and our ability to achieve our goals.

It is inherently subject to known and unknown risks, uncertainties and other factors.  Actual results and events may be significantly different from what we currently expect due to the risks associated with our business, including the risks listed below, and on page 110 of this AIF, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations:

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance and actual results and future events could materially differ from those anticipated in such statements and information.

We will not necessarily update this information unless we are required to do so by applicable securities laws.

All forward-looking information in this AIF is qualified by these cautionary statements.

Reporting reserves and resources

There are material differences between the standards and terms used for reporting reserves in Canada and the US. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC.

Investors should not assume that:

●	any or all of a measured, indicated or inferred resource will ever be upgraded to a higher category or to mineral reserves; and
●	any or all of an indicated or inferred mineral resource exists or is economically or legally feasible to mine.

Under Canadian securities regulations, estimates of inferred mineral resources cannot be used as the basis of feasibility or prefeasibility studies.

Other information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to Industry Guide 7.

About Eldorado Gold

Based in Vancouver, Canada, Eldorado Gold owns and operates gold, iron ore and silver-lead-zinc mines around the world. Its activities involve all facets of the mining industry, including exploration, discovery, development, production and reclamation. Our business is currently focused on Brazil, China, Greece, Turkey and Romania.  Eldorado Gold is governed by the Canada Business Corporations Act.

Each operation has its own general manager and operates as a decentralized business unit within the strategy and scope of the Company. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, regulatory compliance, metal and currency risk management programs, investor relations, engineering capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors.

Properties as of March 28, 2013

Operating gold mines	Development projects	Other Operating Mines
● Kisladag, in Turkey (100%) ● Efemcukuru, in Turkey (100%) ● Tanjianshan, in China (90%) ● Jinfeng, in China (82%) ● White Mountain, in China (95%)	● Eastern Dragon, in China (95%) ● Tocantinzinho, in Brazil (100%) ● Perama Hill, in Greece (100%) ● Olympias, in Greece (95%) ● Skouries, in Greece (95%) ● Certej, in Romania (80%)	● Vila Nova, in Brazil (100%), Iron Ore ● Stratoni, in Greece (95%), Silver, Lead, Zinc

Kisladag, Efemcukuru, Jinfeng, Olympias and Skouries are material properties for the purposes of NI 43-101.

Head office
Eldorado Gold Corporation
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

Telephone: 604.687.4018
Facsimile:  604.687.4026

Website: www.eldoradogold.com

Registered office
Suite 2900 – 550 Burrard Street
Vancouver, British Columbia V6C 0A3

Other offices
Turkey	China	Brazil	Greece	Romania	Barbados	Netherlands
● Ankara ● Usak ● Izmir ● Canakkale	● Beijing, ● Xining, Qinghai Province ● Qianxinan Prefecture, Guizhou Province ● Baishan, Jilin Province ● Heihe, Heilongjiang Province	● Belo Horizonte ● Macapa	● Athens ● Alexandropoulos ● Stratoni	● Deva	● Bridgetown	● Amsterdam

Subsidiaries

As of the date of this AIF, we own our assets through 32 subsidiaries*.

*Certain subsidiaries, whose total assets do not exceed 10% of the total assets of the Company, and whose revenue does not exceed 10% of the consolidated revenue of the Company, have been excluded from the above organization chart.

China

Acquisition of Sino Gold

In July 2009, we acquired approximately 19.8% of Sino Gold Mining Ltd. (Sino Gold) from Gold Fields Australasia (BVI) Limited (GFA), under a share purchase and sale agreement dated June 3, 2009 (amended on July 10, 2009). Under the agreement, we:

- acquired 57,968,029 outstanding Sino Gold shares
- issued 27,824,654 Eldorado common shares (Shares) and a purchase price adjustment right

On December 15, 2009, we acquired all of the remaining securities of Sino Gold, under a scheme implementation deed dated August 26, 2009 (amended October 27, 2009). Under the agreement, we:

- acquired all of the outstanding ordinary shares of Sino Gold, giving us ownership of 100% of all issued and outstanding shares of Sino Gold
- cancelled all outstanding options to purchase shares of Sino Gold
- paid 0.55 Shares for each Sino Gold share, and 0.55 Shares for each Sino Gold option (adjusted by the option's exercise price and whether it was "in the money" or not)
- issued a total of 135,830,539 Eldorado Shares to former shareholders and optionholders of Sino Gold either directly, or indirectly as CHESS Depository Interests (CDIs) through CHESS Depository Nominees Pty Limited (CHESS). Of the Shares issued, 4,057,762 were to GFA under the purchase price adjustment right

You can find the business acquisition report, dated February 17, 2010 on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The acquisition gave us ownership in four properties:

- Jinfeng – 82%
- White Mountain – 95%
- Eastern Dragon – 95%
- Beyinhar – 100%

Sale of Beyinhar

On February 6, 2010, we entered into a share sale agreement to sell our interest in Beyinhar by selling 100% of our wholly owned subsidiary, Golden China Nei Men Gold Exploration Corporation. The buyer paid us a total of $20 million in two instalments:

- $2.0 million on February 26, 2010
- $18.0 million on April 30, 2010

Brazil

Acquisition of Vila Nova

Vila Nova

In 2005, we signed an agreement with DSI Consult & Mineracao Amapari that included an option to acquire 50% of Vila Nova in exchange for $0.2 million to fund exploration and $0.2 million in option payments over two years (2005 to 2006).

We exercised our option at the end of 2006 and agreed to fully fund the first $8.0 million of the project capital, and 50% after that.

In 2007, we renegotiated the terms of the agreement, and increased our ownership to 75% in exchange for a payment of $2.8 million and agreement to fully fund the first $57 million (paid in Brazilean Real) in preproduction capital expenditures, and 75% of capital expenditures thereafter.

In 2009, we entered into an agreement to acquire the remaining 25% interest in Vila Nova in exchange for a royalty of 10% of net profits, plus a sliding scale royalty based on Vila Nova's operating margin.

Acquisition of Tocantinzinho

On July 8, 2008, we entered into an agreement with Brazauro that gave us an option to buy 60% - 75% of the Tocantinzinho project in the form of Brazauro units, in exchange for $9.5 million for exploration and development, cash of $90.0 million, and a production decision fee of up to $10.0 million.

On July 24, 2008, we exercised our option and acquired 8,800,000 Brazauro units at a price of Cdn$0.95 per unit. Each unit included one Brazauro common share and one warrant. Each warrant gave us the right to buy one-half of the Brazauro common share for Cdn$1.30 per share until January 24, 2010. The expiry date was later changed to January 24, 2011, and the strike price reduced to Cdn$1.00 per share.

On November 3, 2009, we acquired another 1,032,000 Brazauro units at Cdn$0.65 per unit under a private placement. Each unit included one common share and one-half of a warrant. Each whole warrant gives us the right to buy one Brazauro common share for Cdn$1.00 per share until May 3, 2011.

On July 20, 2010, we acquired the remaining outstanding securities of Brazauro under an arrangement agreement dated May 12, 2010, with Brazauro. We issued a total of 5,993,898 Shares and 100,439 converted Eldorado warrants to holders of Brazauro common shares and warrants. Converted Eldorado warrants were exercisable for Cdn$14.82 until May 3, 2011, when all unexercised converted Eldorado warrants expired.

Greece

Acquisition of Perama Hill

In 2008, we acquired Frontier Pacific Mining Corporation (Frontier) and with it, a 100% interest in the Perama Hill Project. You can find the business acquisition report dated September 15, 2008, on SEDAR at www.sedar.com and EDGAR at www.sec.gov
.

Under the agreement, we:

- exchanged 0.122 Shares, Cdn$0.0001 in cash and one exchange receipt for each Frontier common share (no value was assigned to the exchange receipts)
- issued 20,339,334 Eldorado common shares and paid $16,000 in cash

Each exchange receipt entitled Frontier shareholders to receive an additional consideration of 0.008 Shares as long as Greece's Joint Ministerial Council (Environment, Agriculture, Development and Health Ministries) issued a Joint Ministerial Resolution before July 1, 2009, accepting the Environmental Terms of Reference drafted by the Ministry of Environment for the Perama Hill Project. This

About our business

Eldorado Gold is one of the world’s lowest cost gold producers, with new mines, robust margins and a strong balance sheet. Our international expertise in mining, finance and project development places us in a strong position to grow in value and deliver strong returns for our shareholders as we create and pursue new opportunities in gold and other resources.

Our goal is to produce approximately 1.5 million ounces of gold annually by 2016.  Our strategy is to actively pursue growth opportunities by discovering deposits through grassroots exploration projects and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where we already have a presence, preferably with the potential to increase mineral resources.

All of our mining and operations comply with local and international environmental standards. We implement practices described in our environmental impact assessment and feasibility studies to maintain compliance.

We employ approximately 7,024 employees directly and through contractors worldwide, with the majority from the local communities near our operations. We invest in education programs and we partner with local communities to create new opportunities for economic development.

We have hourly workers, contractors and permanent employees in six countries. We also engage a number of contractors to work on specific projects. The table shows the approximate number of personnel working at our operations by country at December 31, 2012.

Turkey	1,739
China	3,419
Brazil	500
Greece	1,214
Canada	43
Romania	109
Total	7,024

Most of our employees are unionized. The labour agreement at Kisladag and Efemcukuru is valid for a three-year term and was renewed on March 15, 2013. Union membership at Tanjianshan is voluntary with most hourly workers included using individual Bargaining Agreements. Collective Bargaining agreements are in force for all our operations. We consider employee relations to be good at all of our operations.

We work to maintain a good safety record by investing in environmental, health and safety training at our operations, and measure our results by tracking the numbers of lost-time incidents (LTI), and their frequency per million man hours (LTIFR). This year we continued to work on our Chinese operations and also worked to assimilate our Greek and Romanian operations. Our LTI rates at our Greek operations were higher than our average. This is partly a function of early stage construction works at two of the projects and a high proportion of local contract workers. It is pleasing to report that our overall LTI rates have dropped since 2011 and we continue to train our workers and stress the importance of safety at our operations as one of our primary values, in order to minimize or eliminate all LTI’s. Extra information is available in the Sustainability Report in our 2013 annual report, which is also available on the Eldorado Gold website.

The table below shows our LTI performance for 2012.

		Total hours worked	Lost-time incidents (LTI)	Lost-time incident frequency rate (LTIFR)
Turkey	Kisladag	2,542,266	5	1.97
	Efemcukuru	1,635,978	4	2.45
China	Tanjianshan	2,058,481	0	0.00
	Jinfeng	3,707,021	3	0.81
	White Mountain	2,761,829	5	1.81
	Eastern Dragon	284,244	0	0.00
Brazil	Vila Nova	811,480	3	3.70
Greece	Stratoni	724,247	2	2.76
	Olympias	404,591	3	7.41
	Skouries	279,333	2	7.16
	Perama Hill	63,690	0	0.00
Romania	Certej	126,447	0	0.00
Total		15,399,607	27	1.75

We had an overall lost-time incident rate of 1.75 this year, which compares favourably with industry benchmarks in Canada and Australia. In addition, Eastern Dragon, Vila Nova and White Mountain employees all completed a full year without any lost-time incidents (the five incidents at each of White Mountain and Vila Nova were all attributed to contractors). Vila Nova’s higher rate was mainly due to a high contractor turnover and low contractor skills.

For further information on our safety initiatives please see page 22 of our 2012 annual report.

Industry factors that affect our results

Gold market and price
Gold is used mainly for product fabrication and investment. It is traded on international markets. The London AM price fixing for gold on December 31, 2012 was $1,664 per ounce.

Foreign currency exposure
All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The table below shows the foreign exchange gains/(losses) recorded in the last three financial years:

As at December 31
2012	($2,780,000)
2011	($5,367,000)
2010	($2,712,000)

Gold hedging

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market.

As of the date of this AIF, we do not have any gold or currency hedges. Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

An overview of our business

Exploration
Our exploration programs include mine drilling, advanced stage projects and grassroots programs. Our exploration programs are focused in the countries in which we operate, China, Turkey, Greece, Brazil and Romania, and are conducted through our regional exploration offices.

Our exploration and business development teams actively pursue new early-stage project opportunities both within our focus jurisdictions and new regions.

Mining and milling
Ore and waste are removed from deposits by underground and open pit mining methods. The ore is then treated to extract metals. The waste is placed on an engineered dump for subsequent rehabilitation.

The ore is treated using different methods depending on its metallurgy and grade. This may include heap leaching, crushing, milling, flotation, roasting, bacterial leaching and carbon-in-leach (CIL) methods for gold extraction.  Flotation concentrates are also produced for sale.

Refining and sales
The gold doré produced at Kisladag and Efemcukuru is refined to market delivery standards at gold refineries in Turkey and sold at the spot price on the Istanbul Gold Exchange.

Gold doré from our Chinese operations is sold to a variety of local refineries.

The prices received for the doré are based on the Shanghai Gold Exchange and the spot price.

Iron ore is sold on the spot market to Chinese or European interests through various agents.

Contracts are also in place for the sale of concentrates in Greece and Turkey.

These include gold concentrates from Efemcukuru and Olympias as well as lead / silver and zinc concentrates from Stratoni in Greece. These concentrates are sold under contract and are paid for at prevailing spot prices for the contained metals.

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF and verifying the technical data disclosed in this document relating to Kisladag, Efemcukuru, Jinfeng, Olympias and Skouries.

Production and costs1
We list our 2013 production outlook for operating mines in our 2012 MD&A, which you can find on our website (www.eldoradogold.com).

				2012
	2012	2011	change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced (including pre-commercial production)	656,324	658,652	-2,328	155,535	140,694	169,565	190,530
Cash operating costs ($ per ounce)	483	405	78	452	480	493	502
Total cash cost ($ per ounce)	554	472	82	529	550	567	566
Realized price ($ per ounce sold)	1,674	1,581	93	1,707	1,612	1,670	1,696
Kisladag
Gold ounces produced (including pre-commercial production)	289,294	284,648	4,646	65,707	61,575	84,016	77,996
Tonnes to pad	12,606,575	12,430,447	176,128	3,140,492	3,259,574	3,245,700	2,960,809
Grade (grams per tonne)	1.20	0.95	0.25	1.13	1.30	1.05	1.32
Cash operating costs ($ per ounce)3	332	374	-42	339	333	334	324
Total cash cost ($ per ounce)2,3	361	398	-37	374	357	363	353
Efemcukuru
Gold ounces produced (including pre-commercial production)	66,870	-	66,870	4,293	8,222	14,442	39,913
Tonnes milled	352,156	112,612	239,544	70,646	95,131	93,779	92,600
Grade (grams per tonne)	9.26	8.21	1.05	8.74	9.60	9.28	9.27
Cash operating costs ($ per ounce)3	583	-	583	-	-	-	583
Total cash cost ($ per ounce)2,3	613	-	583	-	-	-	613
Tanjianshan
Gold ounces produced (including pre-commercial production)	110,611	114,972	-4,361	28,816	27,172	28,944	25,679
Tonnes milled	1,056,847	1,005,236	51,611	262,793	245,457	283,654	264,943
Grade (grams per tonne)	3.67	3.96	-0.29	4.00	3.73	3.55	3.42
Cash operating costs ($ per ounce)3	415	377	38	408	432	396	428
Total cash cost ($ per ounce)2,3	612	567	45	605	621	593	633
Jinfeng
Gold ounces produced (including pre-commercial production)	107,854	177,757	-69,903	35,235	25,630	25,821	21,168
Tonnes milled	1,422,794	1,544,965	-122171	368,756	337,560	356,575	359,903
Grade (grams per tonne)	2.65	4.06	-1.41	3.17	2.68	2.43	2.30
Cash operating costs ($ per ounce)3	817	442	374	643	786	946	986
Total cash cost ($ per ounce)2,3	901	507	394	715	858	1,044	1,088
White Mountain
Gold ounces produced (including pre-commercial production)	80,869	81,275	-406	21,484	18,095	16,342	24,948
Tonnes milled	754,673	708,882	45,791	158,114	188,038	210,114	198,407
Grade (grams per tonne)	3.85	4.37	-0.52	4.46	3.60	3.14	4.34
Cash operating costs ($ per ounce)3	625	474	151	543	622	766	607
Total cash cost ($ per ounce)2,3	671	517	154	588	666	813	652

				2012
	2012	2011	change	First quarter	Second quarter	Third quarter	Fourth quarter
Olympias
Gold ounces produced (including pre-commercial production)	826	-	826	-	-	-	-
Tonnes milled	28,331	-	28,331	-	-	-	-
Grade (grams per tonne)	5.07	-	5.07	-	-	-	-
Cash operating costs ($ per ounce)3	-	-	-	-	-	-	-
Total cash cost ($ per ounce)2,3	-	-	-	-	-	-	-
Stratoni
Lead/zinc concentrate tonnes sold	52,934	-	52,934	-	-	-	-
Cash operating costs ($ per tonne)	729	-	729	-	-	-	-
Vila Nova
Iron ore tonnes sold	603,668	473,387	130,281	88,581	172,024	123,180	219,883
Cash operating costs ($ per tonne sold)3	60	64	-4	65	62	56	58

1 We calculate costs according to the Gold Institute Standard.
2 Total cash cost is cash operating costs plus royalties, production taxes and off-site administration costs.
3 Cash operating costs and total cash cost are non-IFRS measures. See page 9 of the MD&A for more information.

How we measure our costs

Costs are calculated using the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products of leading North American gold producers.

The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those of other companies.

Cash operating costs
Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) and exploration costs.

Cash operating costs are divided by ounces sold to arrive at cash operating cost per ounce of production.

Total cash cost
Total cash cost is cash operating costs, plus royalties and production taxes and off-site administration costs.

Cash flow from operations before changes in non-cash working capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

This is a non-IFRS measure, which we believe provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

Production outlook, guidance and estimates are forward-looking information

Our production outlook, guidance and estimates are forward-looking information (see page 1). We made several assumptions when they were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business.

Assumptions
●	future events
●	economic, competitive and regulatory conditions
●	financial market conditions
●	future business decisions, including, without limitation, a continuation of existing business operations as they currently exist.

Risks
●	global and local economic conditions
●	pricing and cost facts
●	unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or other aspects of our business
●	unfavorable regulatory developments that could cause actual events and results to vary significantly from what we expect

Environmental Policy

In 2011 Eldorado Gold implemented an environmental policy which states that the Company and its subsidiaries are committed to protecting all aspects of the natural environment of the areas in which we work. This is a core value of Eldorado Gold and applies to all elements of the mining cycle including exploration, development, operations and closure.

To address this protection, Eldorado Gold will:

●	Comply with all applicable environmental regulations and international best practices
●	Share environmental performance with local communities, government agencies and stakeholders
●	Provide the necessary training, equipment and systems to our employees and contractors to address the protection of the environment and the most efficient use of non-renewable resources
●	Design and operate facilities that are based on the efficient and economic use of energy and materials and the protection of the environment
●	Identify, evaluate, manage and audit scientifically the potential impact of our projects from inception through to closure.

This policy is placed on notice boards at all of our operations. Eldorado Gold’s properties are routinely inspected by regulatory staff along with local community members to determine that the properties are in compliance with applicable laws and regulations as well as the company’s Environmental Policy and standards. Eldorado Gold also has closure plans for all of its operations. This allows us to properly budget for the costs associated with implementing the required closure provisions.

ISO 14001 is an international standard for best practice in environmental management systems. Kisladag was certified on October 23, 2012. Efemcukuru and our Greek operations under our subsidiary, Hellas Gold, also intend to apply for certification in 2013. The target is to include all activities (exploration, construction, mining, beneficiation and waste management) at all sites.

Health and Safety Policy

In 2011, Eldorado Gold also implemented a health and safety policy. The health and safety of our employees and local stakeholders is a core value of Eldorado Gold. Central to that value is our commitment to provide our employees with both a safe working environment and the skills necessary to perform their tasks in a safe manner.

To achieve these goals, Eldorado Gold will:

●	Promote safety as a core value within all levels of the organization
●	Provide adequate safety and job training to all employees so that the risks associated with any task are understood and mitigated
●	Comply with all applicable health and safety regulations and international best practices
●	Set up effective safety management systems at all mine sites so that health and safety goals can be set and results measured and evaluated
●	Promote a health and safety culture where all employees and contractors understand and take responsibility for their own safety and that of their fellow workers.

This policy is also placed on notice boards at all of our operations as well as being made available on Eldorado Gold’s website. Eldorado Gold also has a sustainability committee comprising selected members of the board of directors. Their task is to oversee and monitor the environmental, health, safety, community relations and other sustainability practices, programs and performance of the Company.

OHSAS 18001 is a best quality standard for occupational health and safety management systems. Hellas Gold’s Occupational Health & Safety Management system was recertified in November 2012. Efemcukuru and Kisladag are working toward OHSAS 18001 certification as well, and expect to be audited in 2013.

Corporate Responsibility

For us, being a responsible corporate citizen means investing in infrastructure, economic development and health and education in the communities where we operate so that we can enhance the lives of those who work and live there.

Over the past decade, we have operated mines in Mexico, Brazil, Turkey and China. We continue to grow our operations in Turkey, China, Brazil, Greece and Romania. We are proud of our record of implementing industry best practices that minimize environmental impacts while maximizing social and economic benefits.

Operational Responsibility

Exploration
During exploration, while we conduct geological surveys and sampling to determine the existence and location of an ore deposit, we initiate dialogue and meet with local community members to identify their main social and environmental concerns and to better understand their needs.

Development
During the development stage, we complete feasibility studies that outline the economics, optimal mining methods and mineral recovery processes for the project, including closure considerations. We conduct extensive environmental testing and studies to establish baseline data and characteristics for air, water, soil and biodiversity. All this information becomes part of the Environmental Impact Assessment (EIA) that we file with the appropriate authorities.

We also begin infrastructure development initiatives that include improving roads, building sewage systems and drilling water wells, according to the needs of the communities.

Construction and training
We make it a priority to hire local residents, training all employees and instructing construction contractors in the best environmental, health and safety practices, procedures and controls. Based on our dialogue with the local community, we identify gaps in skills, provide on-the-job training and work with local technical schools and universities as required to enhance their mining-specific programs to help increase prospects of employment.

Mining and processing

All our mining operations comply with the higher of local or international environmental standards. We implement the practices described in our EIA to mitigate any potential environmental impact of a mine's construction and operation.

Consultation with local communities continues throughout the mining and processing cycle. As part of our commitment to protecting the environment, we continually monitor the quality of air, water and soil. Noise and dust levels are also continually monitored both on the mine site and in any surrounding villages that may be impacted. We also implement programs to preserve biodiversity and implement waste reduction and recycling programs throughout our operations.

To ensure a healthy and safe work environment, our employees are trained on an ongoing basis. These training programs are designed to minimize accidents and occupational illnesses.

We employ approximately 7,024 employees and contractors worldwide, the majority of whom are from the local communities near our operations. We pay competitive salaries and benefits to our employees and contractors.

Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for economic development. This ultimately benefits local communities and helps to provide opportunity for all local people, including these not directly associated with mining operations.

Reclamation and closure

During a mine's operation, we conduct research to establish best reclamation practices. These reclamation activities are concurrent with mine operations to the extent possible. Financial provision is made for closure costs.

Once a mine is no longer profitable to operate, we close the mine site and conduct reclamation activities as required in our environmental impact assessment so that the environment can successfully transition to a productive ecosystem.

We have an excellent record on mining closure and reclamation. In October 2000, we were the first company to receive a final full regulatory environmental release from the Mexican government for reclamation activities at our La Trinidad mine near Rosario, Mexico. The former mine became a lake capable of supporting aquatic animals including fish.

As part of our continued move to enhance corporate responsibility, Eldorado Gold publishes a sustainability report. We have also signed up to become a signatory to the Cyanide Code (Cyanide Code) with the International Cyanide Management Institute. We signed up for the Cyanide Code in July 2012 and have three years to become compliant by completing an audit at all of our gold production operations that use cyanide in the process. Eldorado Gold has also completed the Carbon Disclosure Project questionnaire for 2012 and intends to complete the information on an annual basis going forward.

International cyanide management code
The Cyanide Code is an industry voluntary program for gold mining companies. It focuses exclusively on the safe management of cyanide and cyanidation of mill tailings and leach solutions. Companies that adopt the Cyanide Code must have their mining operations that use cyanide to recover gold audited by an independent third party to determine the status of Cyanide Code implementation. Those operations that meet the Cyanide Code requirements can be certified. A unique trademark symbol can then be utilized by the certified operation. Audit results are made public to inform stakeholders of the status of cyanide management practices at the certified operation.

The objective of the Cyanide Code is to improve the management of cyanide used in gold mining and assist in the protection of human health and the reduction of environmental impacts. Eldorado Gold became a signatory to the Cyanide Code in 2012 and has nominated all of its operations that use cyanide for the extraction of gold. While there are issues in certain jurisdictions with regard to the legal requirements involved in purchasing and using cyanide, Eldorado Gold will require that as a minimum, all of its operations are working to best practices with regard to cyanide and will encourage our suppliers and transporters to join us in becoming signatories also.

Carbon disclosure project
The Carbon Disclosure Project is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Eldorado Gold submitted its first report in 2012. While the data initially presented may be of limited value, it will form a baseline for future reports.

Sustainability report
Eldorado Gold published its first Sustainability Report in its 2011 Annual Report, and intends to continue to publish this report on an annual basis. This report follows the Global Reporting Initiative (GRI) framework and will be published to a Level ‘C’. The GRI is a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The GRI Reporting Framework contains general and sector-specific content for reporting an organization’s sustainability performance.

REGIONAL REVIEW

Turkey

Black Sea
Ankara
Turkey
Kisladag
Aegean Sea
Efemcukuru
Mediterranean Sea

There is considerable potential for gold exploration and production in Turkey. The country has a substantial mining industry, supported by well-developed infrastructure. Mineral production is mainly energy industrial minerals and precious and base metals, operated by both domestic and foreign mining companies.

Properties

We currently have two operating mines in Turkey:
Kisladag – open pit gold mine
Efemcukuru – underground gold mine

Other exploration

Our exploration programs in Turkey include brownfield programs aimed at increasing resources and reserves at Kisladag and Efemçukuru, as well as early to mid-stage exploration projects in western, central and northern Turkey. We have an aggressive generative exploration program to provide additional early-stage project opportunities.

Kisladag

Material property under NI 43-101

location	Usak Province, Turkey
ownership	100% through Tuprag Metal Madencilik Sanayi ve Ticaret SA (Tuprag), a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ gold
proven and probable reserves: 10.06 million ounces
grade: 0.70 grams per tonne (g/t)
measured and indicated resources: 11.56 million ounces
grade: 0.64 g/t
inferred resources: 4.91 million ounces
grade: 0.40 g/t

average annual production	450,000 ounces average over remaining life of mine
expected mine life	14 years, based on the 25 million tonnes per annum (Mtpa) crushed and 8 Mtpa run of mine (ROM) upgrade currently planned
employees	991 (including 332 contractors)

History

1997	Identified ore body and began in-depth exploration
2003
Completed the Hatch feasibility study in March
Environmental impact assessment study (Kisladag EIA) submitted
Received environmental positive certificate
Increased the reserves and resources in March and September

2004	Received approvals for construction and the zoning plan in April Updated the feasibility study in May Received the construction permit in September and began site activities
2005	Began construction
2006	Poured the first doré in May Began commercial production in July
2007	Completed Phase II plant construction Commercial production interrupted in August
2008	Resumed commercial production in March
2009	Completed expansion of Phase II level pad and installed large carbon columns in ADR plant
2011	Received approval of supplementary EIA for the expansion to

12.5 Mtpa and completed Phase III expansion Announced the intention to expand the process circuit to handle 25 Mtpa of crushed ore plus an additional (ROM) capacity that will average about 8 Mtpa

Licenses, permits and royalties

We currently have the required licenses and permits to support our mining operations.

Surface rights
Operating license, IR 7302, covers 15,717 hectares, expires May 10, 2032.
Can be extended if production is still ongoing at the end of the license period.
Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	All permits have been received. Please see the technical report for more information.
Royalties
An annual royalty is paid to the Government of Turkey, calculated as
2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Kisladag is in a rural area in west-central Turkey, between the city of Izmir (180 km to the west on the Aegean coast) and Ankara (the capital city, 350 km to the northeast). The site is 35 km southwest of the city of Usak (population 173,000) near the village of Gumuskol. Kisladag sits approximately 1,000 metres above sea level in gently rolling hills. Other economic activity in the area is a mixture of subsistence farming and grazing. A 5.3 km access road connects the site to the highway between Ulubey and Esme. Employees are mostly from the region. Supplies and services are accessed from the city of Usak. The site is serviced by a water well field consisting of 5 water wells with a 13 km water pipeline, and a 25 km power transmission line.

Climate
The area has a temperate climate. The average annual rainfall of 425 mm, occurs mostly during the winter months.

Operations

As of the date of this AIF, Kisladag has been operating for nearly seven years. Commercial production began in July 2006 but was temporarily interrupted from August 2007 to March 2008. See litigation, below, for more information.

Kisladag is a large tonnage, low grade operation. The ore is amenable to heap leach and, while recoveries are lower than they would be if conventional CIL was used, this is the most efficient method for treatment of the ore.

The open pit is mined using a standard drill and blast, truck and shovel mining process. The mine and the crusher operate 24 hours a day, seven days a week. A Turkish mining contractor provides ancillary services such as hauling crushed ore to the leach pad.

Ore is processed in a standard heap leach facility using the following process:

●	crushing and screening in a three-stage plant
●
transporting the crushed ore on two overland conveyors, and placing it on the heap leach pad using a radial stacker. The heap leach pad has a two-part liner system consisting of a layer of compacted low permeability clay soil or geosynthetic membrane, and a 2 mm thick high density polyethylene synthetic liner. The current designed stack height is 60 metres, placed in 10 metre high lifts

●
leaching the crushed ore using a diluted cyanide solution applied by drip emitters recovering the gold in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar which can be processed to 99.999% purity in domestic or offshore refineries.

The crushing and screening plant was upgraded in 2011 when additional crushing and screening equipment was installed to allow an increase of nominal throughput to 12.5 million tonnes per year. The Phase III expanded plant was commissioned in the first quarter of 2011 and has performed above expectation.

During 2011, we announced the results of the Kisladag Expansion Study. This Phase IV study envisions the expansion of the crushing and screening plant with the installation of a parallel process circuit to handle a nominal 12.5 million tonnes of increased ore capacity per year. The primary crusher will be replaced with a single larger unit, capable of handling in excess of 25 Mtpa. This new Phase IV plant will also include three stages of crushing and screening. Scalping of fines from the ore will be incorporated in the new circuit using a similar design to the recent changes incorporated in the Phase III expansion. A new and higher capacity overland conveying and stacking system will be installed to transport ore to an expanded leach pad. Additional capacity for solution processing and gold recovery will require construction of another ADR plant and corresponding process ponds. Low grade ROM ore will be trucked directly from the mine to a dedicated leach pad. Metallurgical recoveries of 66% for crushed ore and 40% for ROM ore have been used and reflect operating results and metallurgical test work to date.

The current truck and shovel fleet will continue to be utilized through the fleet’s expected operating life. In addition, a fleet of larger trucks and loading equipment will be introduced during the expansion phase. This larger equipment will be equipped for electric operation to reduce operating costs. Orders have been placed for the initial fleet of larger loading and haulage equipment.

In 2012, 12.6 million tonnes of ore were placed on the pad at a grade of 1.20 g/t.  Gold production in 2012 totaled 289,294 ounces at a cash cost of $332 per ounce.

Life of mine production (LOM) and cost estimates
●
mine production: The Phase IV expansion is expected to be operational in the fourth quarter of 2014 and the expansion anticipates average crushed ore production of 25 Mtpa along with approximately 8 Mtpa of ROM ore.

●	gold production: 450,000 ounces per year for the remaining life of the mine.
●	cash operating cost: Life of mine cash costs are expected to average $520 per ounce.

Forecast gold production for 2013 is 290,000 to 300,000 ounces at a cash cost of $350 to $360 per ounce.  Capital costs for 2013 are expected to be $200 million, most of which is to be used for mining equipment and infrastructure associated with the Phase IV expansion.

Corporate tax for businesses in Turkey is currently 20%. Production taxes in Turkey are assessed at 2% of gold revenues net of processing and selling costs.

Unit costs are expected to increase as the pit deepens. We expect the cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in costs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labor, exchange rates and inflation.

Environment
The Kisladag EIA was submitted to the Ministry of Environment and Urbanization in January 2003, and the environmental positive certificate was issued in June of that year. A supplementary Kisladag  EIA to increase mine production to 12.5 Mtpy was subsequently approved in June, 2011.

The Kisladag EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An environmental monitoring program was implemented in 2005 that monitors air quality, surface water and groundwater, and provides reports to the relevant government agencies. The program also monitors noise and blast vibration, and the storage and disposal of waste and hazardous waste. A mine reclamation plan was submitted in August 2008.

Site remediation began in 2007, re-establishing tree cover in certain areas of the project site and studying cover system designs for capping the leach pad and rock dumps. This work has been supported by an investigation of the different plant, shrub and tree species suitable for local propagation, which we are carrying out in our greenhouse. This work will be ongoing over the life of the mine.

In 2010, an engineered store and release capping system was placed on a limited area of the dump, as part of the annual rock dump reclamation activities.

Currently another addendum to the Kisladag EIA is being prepared for submission in 2013. This Kisladag EIA will cover the Phase IV expansion allowing maximum total mine production of 35 mtpy.

Exploration

Tuprag discovered the Kisladag deposit in the late 1990’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit.

Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetics, and radiometrics.

To date, there have been over 144,500 metres of diamond core and reverse circulation drilling at Kisladag. Most of this has focused on resource definition drilling of the known deposit and exploration drilling in nearby areas. We have completed detailed geological mapping of the deposit and surrounding region, and definition and modeling of alteration zonation in the deposit area.

In 2011, our exploration program included over 10,000 metres of diamond drilling focused on condemnation work in areas of planned additional leach pad and waste rock dump sites. We also executed geophysical programs (IP) and soil geochemical surveys northeast and west of the Kisladag deposit.

Our 2012 exploration program included an additional 13 holes totaling 10,500 metres of drilling to test geochemical and geophysical targets peripheral to the Kisladag deposit.  This drilling program was testing for possible mineralized satellite intrusions not exposed at the surface.  None of these holes identified any satellite intrusions.

Geology and mineralization

Geological setting
Kisladag is a porphyry-style gold deposit located in one of several mid- to late-Tertiary volcanic complexes in western Turkey.

The deposit is centred on a series of overlapping Miocene sub-volcanic alkalic porphyry intrusions of quartz syenite to quartz monzonite composition. These intrusions and broadly coeval volcaniclastic rocks formed within and overlying a basement of schist and gneiss along the northeast margin of an uplifted terrane known as the Menderes Massif.

We have identified four major phases of the intrusive system, based on the intensity of alteration and mineralization, cross-cutting relationships and textural differences. These are listed from oldest to youngest and all are similar in composition:

●	Intrusion 1 has a slightly elliptical shape measuring approximately 800 metres across in plan view, and is cut by the younger intrusions
●	Intrusion 2a is restricted to the southeast portion of the deposit area along the margin of Intrusion 1, and forms a roughly vertical cylinder body approximately 250 to 300 metres across
●
Intrusion 2 occurs as two separate stocks each approximately 150 to 200 metres across, one in the centre of the deposit in the core of Intrusion 1, and the other on the northwestern margin of Intrusion 1

●	Intrusion 3 forms a semi-cylindrical stock near the centre of Intrusion 1, and extends westward into an elongate, steeply dippping to vertical dyke striking east-west.

Contacts between the intrusions are defined by chilled margins, and older intrusive units commonly occur as xenoliths in younger units.

The mineralized intrusions at Kisladag are enclosed within lithologically varied, volcanic and volcaniclastic strata. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcaniclastic strata interfingering with lacustrian sedimentary rocks in surrounding coeval sedimentary basins.

There has been relatively little structural modification to the deposit and surrounding Tertiary rocks. Lithologic contacts are primarily intrusive or depositional, with no documented major fault offsets. The deposit and adjacent rocks do, however, contain a high density of joints and low-displacement brittle fractures. Most of these are only a few metres to a few tens of metres in length, and have negligible displacement.

Alteration consists of a potassic core with K-feldspar, biotite, pyrite and quartz plus or minus magnetite, overprinted at higher levels and along the margins by an argillic zone, characterized by clay, sericite and chlorite.  These zones are partially overlapped by an advanced argillic lithocap, and by an outer quartz and tourmaline zone.

Mineralization
Gold mineralization at Kisladag occurs within zones of sulphide and quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 4% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead, and copper. Highest gold grades occur in Intrusion 1, in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification. Intrusions 2 and 2a have economic gold values, albeit lower than in Intrusion 1, whereas grades in Intrusion 3 are negligible.

Oxidation extends to a depth of 30 to 80 metres on the southern side of the deposit, and 20 to 50 metres on the northern side of the deposit. Limonite and geothite are the most abundant oxide minerals. There is no supergene enrichment within the oxidized zone.

Drilling
Exploration drilling was undertaken at Kisladag in several drilling campaigns between 1998 and 2012. Approximately 125,000 metres of diamond drilling, and 30,000 metres of reverse circulation drilling have been completed. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm core diameter). Drillers placed drill core into wooden core boxes, each holding about four metres of core.

Project geologists systematically collected geological and geotechnical data from the core, and photographed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres.  The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.

Sampling and analysis
Core samples are prepared at our preparation facility in Çanakkale in northwestern Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

The samples are then shipped to ALS Chemex Analytical Laboratory in North Vancouver. The samples are assayed for gold by 30 g fire assay with an atomic absorption finish, and for other elements using fusion digestion and ICP analysis.

Data verification
A review of the entire drill hole database since production started in 2006 has been done, and checked against the original assay certificates and survey data. Any discrepancies have been corrected and incorporated into our resource database. The mined portions of the resource model have been reconciled to production and agreement was excellent.

In our opinion, the Kisladag deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information about Kisladag in this AIF is partly derived from the scientific and technical data in the Kisladag technical report: Technical Report for Kisladag Gold Mine, Turkey.

Qualified persons: Stephen Juras, Ph.D., P.Geo., Richard Miller, P.Eng., and Paul Skayman, MAusIMM, all of Eldorado Gold.

The report is dated March 15, 2010, and effective January 2010. It’s available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). There are a number of other technical reports on Kisladag, also available on SEDAR and EDGAR.

Litigation

Litigation by certain third parties was brought against the Turkish Ministry of the Environment and City Planning (former Ministry of Environment and Forests) in April 2004. The parties were seeking to cancel the positive environmental certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the environmental impact assessment.  Tuprag was accepted as a co-defendant in the cases alongside the defendant ministry.

In 2007, a lower administrative court ruled in our favour. The plaintiff appealed that decision and on July 19, 2007, the Sixth Department of Council of State ordered the mine to be shut down pending a decision on the case. We shut the mining operations down on August 18, 2007, except for activities approved by the Turkish authorities related to sound environmental practices. The mine remained closed for the rest of that year.

On February 6, 2008, the Sixth Department of the High Administrative Court in Ankara, decided that the expert reports prepared for the Lower Administrative Court were not sufficient to make either a positive or negative decision on the merits of the case, and referred the matter for rehearing before the Lower Administrative Court. The matter was then referred to the Lower Administrative Court, which named an expert panel to review the environmental impact assessment and prepare a report.

The temporary injunction automatically expired with this decision and Tuprag obtained the necessary permits from the Turkish government authorities and on March 6, 2008, the Kisladag Mine reopened and resumed production.

On October 13, 2010, the Lower Administrative Court issued a decision in the case that was unanimously in favour of the project. The plaintiff appealed the decision to the High Administrative Court in Ankara, where the file was reviewed. On December 7, 2011, the High Administrative Court issued its decision in favour of the project.  The plaintiff has appealed to the court to reconsider its decision, which decision is pending.

We are confident in both the methodology of the Kisladag EIA and Tuprag's compliance with all procedural steps taken to obtain the environmental positive certificate.  We believe that we will successfully defend this litigation.  If we do not succeed, the mine may be adversely affected, which may adversely affect production and revenue.

In addition to the litigation brought against Tuprag described above, Tuprag is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Tüprag cannot reasonably predict the likelihood or outcome of these actions.

Efemcukuru

Material property under NI 43-101

location	Izmir Province, Turkey
ownership	100% through Tuprag
type of mine	underground
metal	gold
in situ gold	proven and probable reserves: 1.30 million ounces grade: 7.8 g/t measured and indicated resources: 1.65 million ounces grade: 8.71 g/t inferred resources: 0.84 million ounces grade: 4.96 g/t
average annual production	103,000 ounces
expected mine life	11 years, based on 2012 proven and probable reserves
employees	654 (including 264 temporary employees). An additional 38 contractor personnel are employed for catering and security.

History

1992	Discovered the deposit while carrying out reconnaissance work in western Turkey
1997	Completed drilling program along the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hanging wall and foot wall rocks
2004	Completed environmental impact assessment study
2005	Received positive environmental impact assessment certificate
2007	Released a positive feasibility study in August based on underground mining, milling the ore on site and treating the gold concentrate at Kisladag (prepared by Wardrop Engineering Inc.)
2008	Wardrop completed positive feasibility study update in August Construction began
2009	Construction continued throughout 2009
2011	In June the mining and processing operations started In December commercial production started and the Kisladag concentrate treatment plant started
2012	In September 2012, the Kisladag concentrate treatment plant was taken out of operation pending modifications to the circuit Commercial sales of concentrate to third parties started in November 2012

Licenses, permits and royalties

Surface rights
Operating license, IR 5419, covers 2,262 hectares.
Can be extended if production is still ongoing at the end of the license period.
Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	We currently have the Workplace Operating Permit.
Royalties
An annual royalty is paid to the Government of Turkey, calculated as 2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Efemcukuru is in Izmir Province near the coast of western Turkey, about 20 km from Izmir, the provincial capital.  The site is 2 km north of the village of Efemcukuru (population approximately 500). It sits approximately 580 to 720 metres above sea level in hilly terrain. Vegetation is mainly mature pine trees with sparse undergrowth covering the hillsides.

Economic activity in the area is a mixture of subsistence farming and grazing. We mainly access supplies and services from the city of Izmir. Several paved and unpaved roads connect the village with other local population centres.

Employees are mostly drawn from the local region.

Power has been provided by a dedicated transmission line from the Urla substation approximately 20 km away. Mine infrastructure includes administration buildings, a concentrator, a filtration plant; tailings and waste rock impound areas. Concentrate can be treated at Kisladag through a dedicated treatment plant. At the end of 2012, the concentrate was being sold to third parties.

Climate
The area has hot and dry summers and warm and rainy winters with limited snowfall. Temperatures range between 30ºC in summer and 0ºC in winter with an annual average of approximately 17ºC. Average annual precipitation is 750 mm.

Operations

Efemcukuru is a high grade underground deposit with the gold occurring as free gold closely associated with sulphides. The ore is mined using conventional mechanized cut and fill along with some opportunity for long hole mining methods.

The ore is processed through milling and gravity circuits followed by flotation to produce a flotation concentrate and a gravity concentrate. The gravity concentrate is refined to doré on site. As part of our operating agreement, we transport the flotation concentrate to a treatment plant (KCTP) located at Kisladag, where it is being treated at in dedicated cyanide leach plant. In late 2012 and 2013, the flotation concentrate was being sold under contract to the spot market while the Kisladag concentrate treatment circuit is under review to improve gold recoveries.

The flotation tailings are filtered and either placed back underground as paste fill or placed in a lined tailings facility.

Key milestones
2010
●	installed the power supply and finished the primary surface facilities
●	concentrator plant: completed the majority of the mechanical installations, installed the SAG and ball mills, and completed plant buildings
●	concentrate treatment plant: completed engineering and procurement, and prepared for construction
●	tailings filtration and backfill plants: 80% completed
●	rock dump and tailings dump: ready to be commissioned

●	selected a Turkish contractor to carry out mine preproduction, including underground development to prepare for mine operations

2011
●	The plant commenced operations in Q2 2011

During 2012, Efemcukuru mined 366,086 tonnes at 9.26 g/t gold and treated 352,156 tonnes and produced 97,170 ounces of gold in concentrate and gravity doré.

Processing of Efemcukuru concentrate was halted at the Kisladag concentrate treatment plant in the third quarter of 2012.  We are continuing to complete testwork to determine the most efficient metallurgical process to maximize recovery from the Efemcukuru concentrate. Meanwhile, we have commenced selling the flotation concentrates on the spot market. This is planned to continue into 2013.

33,461 ounces of gold from the gravity circuit and gold from concentrate treated at the KCTP were sold in 2012, along with 40,841 ounces of gold sold in concentrate.

Cash Costs for 2012 were $583 per ounce reflecting reduced sales resulting from treatment plant issues.

LOM production and cost estimates
The 2012 Reserve statement shows 5.20 million tonnes of ore at a grade of 7.8 g/t Au for 1.30 million mineable ounces of gold.

The latest LOM production schedule is based upon increasing production from 400,000 tonnes per year in 2013 to 500,000 tonnes per year in 2016 by way of a plant expansion and additional underground equipment. Long term parameters are:

●	11 year mine plan from 2013 – 2023
●	Gold doré or concentrate – averaging 103,000 ounces of gold per year.
●	Life of mine cash operating costs are expected to be $550 per ounce

Forecast production for 2013 is 125,000 to 135,000 ounces of gold at $470 - $490 per ounce. Capital spending for 2013 is estimated at $45 M.

Corporate tax for Turkish businesses is currently 20%. Production taxes in Turkey are assessed at 2% of gold revenues net of processing and selling costs.

Environment
The environmental impact assessment study (Efemcukuru EIA) was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year.

The Efemcukuru EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An environmental monitoring program has been ongoing since 2005.  The program includes regular monitoring of air quality, surface water and groundwater quality and provides reports to the relevant government agencies. Since the beginning of construction at the site, the program has also monitored noise and blast vibration, and the storage and disposal of waste and hazardous waste.

Site remediation was initiated in 2011 following completion of construction with the removal of the temporary construction site facilities and reclamation of the area for agricultural use.  The rock dump will be prepared for reclamation as well with all final slope faces covered and seeded.  Concurrent reclamation will be carried out as outlined in the mine reclamation plan, which formed part of the Efemcukuru EIA process.

Subsequent to completion of the Efemcukuru EIA, a revision was approved in December 2012, allowing for a larger disturbance footprint and an increased mining production rate of 600,000 tonnes per annum.

Exploration

Shallow pits and underground workings along the auriferous veins, now overgrown by mature stands of forest, indicate that mining activity at Efemcukuru dates back at least several centuries.

Modern exploration began in 1992, when Tuprag recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tuprag conducted ground magnetic surveys, rock chip and soil sampling, geological mapping and a 6,000 metre diamond drilling program focusing primarily on the Kestane Beleni vein. This work identified high-grade gold mineralization in three separate zones: the south ore shoot, the middle ore shoot and the north ore shoot.

Infill drilling in 1997 and 1998 provided an initial resource estimate for the south and middle ore shoots, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with stepouts to deeper levels and along strike significantly increased the resource estimate and provided a resource estimate for the north ore shoot. Drilling in 2011 and 2012 focused on a new zone along strike from the north ore shoot, referred to as the Northwest Extension, on down-dip extension to the south ore shoot and on the nearby Kokarpinar vein.

The Kokarpinar vein is parallel to and east of the Kestane Beleni vein. We have drilled widely spaced exploration holes and obtained potentially economic grades from both surface samples and drill hole intercepts.

Soil and rock chip geochemical survey programs have been carried out as well as detailed geological mapping. The soil geochemistry surveys have identified several zones with multi-element anomalies. These anomalies are especially strong over the Kestane Beleni vein and the central part of the Kokarpinar vein.

Geology and mineralization

Geological setting
The Efemcukuru epithermal vein deposit is at the western end of the Izmir-Ankara Suture Zone, a major regional structure that extends northeast and then east from Izmir for almost 800 km.

The deposit area is underlain by an Upper Cretaceous to Paleocene volcano-sedimentary sequence that has been regionally deformed and metamorphosed to greenschist facies. Adjacent to the mineralized veins, this sequence is dominated by phyllitic metasedimentary rocks, which have been subjected to a moderate to strong hornfels overprint in part of the deposit area. Numerous felsic (rhyolitic) dykes that predate the mineralized veins cut the phyllite sequence. These felsic dykes have steep dips, occur in a number of strike orientations, and aside from minor late faults, have not been significantly deformed.

Minor variably oriented faults cut the phyllite sequence, but none have significant displacement. The most continuous faults mapped to date coincide with the mineralized veins, and appear to have controlled vein emplacement.

Mineralization
Intermediate sulphidation mineralization at Efemcukuru is contained within the Kestane Beleni and Kokarpinar veins. Most of the current resources are in the Kestane Beleni vein. Both veins strike northwesterly (320°-340°), dip 60°E to 70°E, and can be traced on surface for strike lengths of over a kilometre. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves.

The Kestane Beleni vein’s three ore shoots (south, middle and north) differ slightly in strike and dip orientation, but the vein and the fault zone is continuous between them. All three are infilled by a combination of multi-stage breccias and layered veins with crustiform and colloform banded textures. Gangue minerals are dominated by quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, which are oxidized at shallow levels. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks.

Drilling
Drilling campaigns were conducted between 1992 and 1997, and from 2006 to 2012. To date, 414 core holes have been drilled totaling 89,600 metres, and 59 reverse-circulation holes totaling 5,000 metres. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box held about four metres of core.

Geological and geotechnical data was collected from the core, and photographed (wet) before sampling. Core recovery in the mineralized units was very good. The core library is kept in storage facilities near the site.

Sampling and analysis
A five foot or ten foot single tube core barrel is used to collect samples. Sample intervals from 0.1 metres to 1.6 metres were selected by the geologist and marked in the core boxes. We then cut individual samples using a diamond rock saw. After initial crushing, each sample was split to approximately one kilogram, and then pulverized and split again into two 200 g pulps. One of these was shipped to the analytical laboratory and the other, with the approximately one kilogram of pulp reject, was put into storage.

The core samples were prepared at our preparation facility in Çanakkale in northwestern Turkey by inserting a SRM, a duplicate and a blank sample into the sample stream at every eighth sample. Samples were shipped to ALS Chemex Analytical Laboratory in North Vancouver. These were assayed for gold by 30 gram fire assay with an atomic absorption finish (with a gravimetric finish re-assay for samples returning initial values greater than 8 g/t), and for other elements using fusion digestion and ICP analysis.

Data verification
The database used to estimate the 2009 mineral resource was checked against the original source data. We checked survey and assay data and corrected any discrepancies before entering them into the resource database. Newer data entered directly into the database was also periodically compared to original electronic certificates (assays), down hole measurements and collar survey data. In our opinion, the Efemcukuru deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information about Efemcukuru in this AIF is partly based on the scientific and technical data in the Efemcukuru technical report: Technical Report on the Efemcukuru Project.

Qualified persons: Scott Cowie, BE (Mining), LLB, MAusIMM, Tetra Tech Australia Pty. Ltd. and Stephen Juras, Ph.D., P. Geo.

The report is dated September 17, 2007, effective August 1, 2007, and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

Mineral license litigation
On December 3, 2004, certain third parties filed litigation against the Ministry of Energy and Natural Resources. The parties were seeking to cancel the mineral license for Efemcukuru on the basis of an alleged threat to the water quality in the local catchment area. Tuprag was accepted as a co-defendant in the cases alongside the defendant ministry.

Turkey's Lower Administrative Court issued a negative decision, delaying the start of mining activities at Efemcukuru in December 2004. The High Administrative Court overturned the decision in December 2005, referred the case back to the Lower Administrative Court, and our mining license was re-issued.

The Lower Administrative Court formed a new expert committee to review the case. The majority of experts were in favour of the project and on June 15, 2007, the court ruled unanimously in favour of the project.

The decision was appealed to the High Administrative Court, and the decision was overturned on March 31, 2008. Tuprag appealed this decision. On March 10, 2009, the appeal was refused, and the case referred back to the Lower Administrative Court. The lower court formed a new expert committee to review the case and on June 2, 2011, the Court unanimously ruled in favour of the project. The plaintiffs have exercised their right to appeal the case to the 8th department of the High Administrative Court where the case is now under consideration.

Environmental Positive Certificate litigation
On January 26, 2009, the High Administrative Court delivered a positive decision in Tuprag’s favour in a case brought by certain third parties seeking to cancel the Environmental Positive Certificate for Efemcukuru issued by the Ministry of Environment and City Planning (former Ministry of Environment and Forests).  The unsuccessful litigants have appealed this decision to the High Administrative Court requesting that its decision be reconsidered, which decision is pending.

We believe that chances of a reversal are low.  We are confident in both the methodology of the environmental assessment report and Tuprag's compliance with all procedural steps taken to obtain the Environmental Positive Certificate.

Trial Operation Permit litigation
On August 18, 2011, certain parties filed litigation against the Izmir Province Special Administration, seeking to cancel the Trial Operation Permit for Efemcukuru on the basis that the Efemcukuru Mining License and the Environmental Positive Opinion are unlawful.  Tuprag has become a co-defendant in this case. The lower court is processing the case and is expected to name an expert committee to review the file.  The Trial Operation Permit automatically expired when the Workplace Opening License was issued on May 24, 2012, and this case is no longer considered material.

We believe that we will successfully defend this litigation.  If we do not succeed, our ability to operate Efemcukuru may be adversely affected, which may adversely affect our production and revenue.

In addition to the litigation brought against Tuprag described above, Tuprag is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

REGIONAL REVIEW

China

Eastern Dragon
White Mountain
Beijing
Tanjianshan
China
Jinfeng
East China Sea
Philippine Sea
South China Sea
Bay of Bengal
Arabian Sea

China is a significant producer of gold. It has been the top global gold producer for many years, with gold production totalling 403.1 tonnes, or 13.0 million ounces, in 2012.

Properties

We currently have three operating properties and one development project in China:
Tanjianshan – open pit gold mine
Jinfeng – open pit and underground gold mine
White Mountain – underground gold mine
Eastern Dragon – open pit and underground development project

Other exploration

Our exploration projects in China include brownfield exploration at our existing mines and development projects, early to intermediate stage programs in four provinces, and regional generative exploration programs within several highly prospective mineral belts. We currently have programs on 16 exploration licenses, held under nine joint venture agreements as set out in the following table:

Joint Venture Entity	Location	Licenses	Stage
Sino Gold Jilin BMZ Mining Ltd.	Jilin Province	4 exploration licenses,106 km2	early stage to mine site
Eldorado Gold Jilin Jincheng Mining Ltd. (Dongdapo)	Jilin Province	1 exploration license, 22 km2 (Transfer in progress)	early stage
Eldorado Gold Baishan Hanwang Xiaoshiren Mining Ltd.	Jilin Province	1 exploration license, 4 km2	early stage
Sino Gold Guizhou Jinluo Mining Ltd.	Guizhou Province	1 exploration license, 67km2	early stage
Qinghai-Dachaidan Mining Ltd.	Qinghai Province	4 exploration licenses, 229km2	early stage to mine site
Sino Guizhou Jinfeng Mining Ltd.	Guizhou Province	3 exploration licenses, 29km2	early stage to mine site
Heilongjiang Sino Gold Strike Mining Limited	Heilongjiang Province	1 exploration licenses, 43.78 km2 (pending renewal)	early stage to mine dev. site
Heihe Rock Mining Ltd.	Heilongjiang Province	1 exploration license, 0.14 km2	early stage

Tanjianshan

location	Qinghai Province, China
ownership
90%
through Qinghai Dachaidan Mining Limited, a joint venture with:
- The First Institute of Geology and Mineral Exploration of   Quinghai Province (Qinghai) (5%)
- The Investment and Operation Company State Owned  Asset of Dachaidan Administrative Committee (Dachaidan) (5%)

type of mine	open pit
metal	gold
in situ gold	proven and probable reserves: 0.44 million ounces grade: 2.95 g/t measured and indicated resources: 0.68 million ounces grade: 2.64 g/t inferred resources: 0.44million ounces grade: 3.85 g/t
average annual production	80,000 ounces
expected mine life	5 years, based on 2012 proven and probable reserves
employees	727 (including 290 contractors)

History

1989	Qinghai NO. 5 Geological Exploration Team discovered the deposit
1992	Qinghai NO. 1 Geological Team confirmed the existence of gold and started working with Shanxin Geological team on small-scale heap leach production
1993	Qinghai NO. 1 Geological Team cooperated with local government to enhance the scale of heap leach production; and Qinghai Dachaidan Gold Mine Ltd. was established. Each party owned 50% share.
1995
Based on heap leach production, Qinghai Dachaidan Gold Mine Ltd. started the process plant with the process capability at 100 tons/day then expanded capacity to 200 tons/day; and in the same year, the name was changed to Qinghai Dachaidan Jinlong Mining Ltd.

1999 - 2002	Sino Gold carried out exploration
2003
Afcan Mining Corporation (Afcan), a Canadian listed junior explorer, acquired the project. Chinese run operations stop after approximately 60,000 ounces are produced
Afcan began construction on Phase 1, a CIL / flotation plant.

2005	Eldorado Gold acquired Afcan

2006	Phase 1 construction is completed ($50.2 million)
2007	First ore mined from the Qinlongtan pit, and first gold poured
2007	Phase 2 construction began for the treatment of the refractory ore from the Jinlonggou pit
2008	Mining began in the Jinlonggou pit
2009	Phase 2 construction is completed ($48.9 million)
2010	Roaster section went into full production sulfide flotation circuit optimized
2011	3rd lift completed at tailings impound
2012	Construction and HDPE lining of tailings dam #4 completed

Licenses, permits and royalties

We currently have sufficient mining rights to support our mining operations.

Mining
The Tanjianshan mining licenses cover the two deposits, plus many other prospects and anomalies:
● Qinlonggou deposit, covers 2.88 km2, expiring March 1, 2011, currently under renewal.
● Jinlonggou deposit, covers 1.03 km2, renewed June 17, 2011, expires June 17, 2023
The Qinlonggou license extends vertically from the surface (3,710 metres above sea level) down to 3,450 metres above sea level.
The original Jinlonggou license extended from the surface (3,556 metres above sea level) down to 3,378 metres above sea level. It has since been upgraded to include all mineral resources down to 3,000 metres above sea level, below the existing known resources.

Exploration
Tanjianshan has four, contiguous exploration licenses:
● Qinglongshan prospect license, covers 49.05km2, renewed May 29, 2012, expires February 12, 2014
● Qingshan prospect license, covers 53.93 km2, renewed May 29, 2012, expires November 3, 2013
● Jinlonggou prospect license, covers 66 km2, renewed May 29, 2012, expires February 12, 2014
● Xijinggou prospect license, covers 59.88 km2, renewed May 29, 2012, expires November 3, 2013

Permits	All permits have been received
Royalties	The two joint venture partners, Qinghai and Dachaidan each receive a royalty of 2.25% (4.5% in total) of net sales revenue from Tanjianshan gold sales.

About the property

Tanjianshan is in Qinghai Province in northwest China, 80 km northwest of Dachaidan in the Haixi Prefecture. Qinghai is a relatively large province with a population of approximately 5.2 million.

The nearest centres are Dunhuang, Gansu Province (265 km to the north by road) and Ge’ermu (260 km to the south by road).

The site is in the rugged Saishiteng Mountains, which have 45° to 50° slopes. The camp and mill sit 3,200 metres above sea level. The main resource is between 3,300 and 3,550 metres above sea level. There is almost no vegetation in the area.

A main highway between Dunhuang, Ge’ermu and Dachaidan passes within 12 km of the plant site. The road has been recently upgraded, is in good condition and provides year-round access. There are regular flights from Xining, the provincial capital, to Ge’ermu throughout the year and frequent flights between Beijing and Dunhuang during tourist season.

The only permanent river in the area, the Aolao, is approximately two km to the east. Water is pumped to a tank close to the plant and used to supply water to the plant and the process water tank. The water is treated for drinking.

Climate
The area has a continental desert climate with low rainfall, high evaporation and generally clears skies.  Winters are long and summers short, with a large daily variance in temperature.

The average annual temperature is 1.9oC and average annual rainfall is 82.6 mm. The temperature ranges from a high of 15.5oC (in July and August) to a low of -13.4oC (in January). Rainfall is highest in June and July, at 21.8 mm. There is little or no precipitation in November, December and January.

The highest temperature on record is 33.0oC on August, 1st, 1999 and the lowest is -34.2oC on January 13th, 1982.  Winds are frequent and strong from the west and northwest averaging 2.2 m/s and peaking at 24.3 m/s.

Operations

The deposits are mined using a conventional open pit process carried out by a mining contractor. Mining at the Qinlongtan pit terminated in 2009. The ore is processed differently, depending on which pit it comes from. Qinlongtan ore was primarily free-milling with a small sulphide component that contained gold. Jinlonggou ore is predominantly refractory and requires an oxidation step (roasting). Roasting was selected over other alternatives mainly because of cost and because it is a common technology in China for treating refractory ores.

Process description
●	ore is crushed in a single stage crushing circuit and transported to a mill feed bin/stockpile, and then fed through a single stage SAG mill
●	material from the Qinlongtan deposit was fed through a conventional CIL circuit, the tailings were floated and the sulphide material removed for further treatment
●	material from the Jinlonggou deposit is fed through a flotation circuit and then dewatered. The flotation tails are then treated through a conventional CIL circuit
●	the flotation concentrates are blended for an optimal sulphur grade and then fed to a two-stage roasting circuit
●	the calcine product from the roaster is reground to break down agglomerates, and then leached in a CIL circuit
●
the tailings from the CIL circuit are treated through a detoxification circuit to remove cyanide and to precipitate the remaining arsenic into a stable compound, and placed in the tailings management facility

●	off-gas from the roaster passes through a cooling/cleaning circuit and an acid plant and the recovered sulphuric acid is sold
●	the gold is recovered in an ADR plant that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

The tailings management facility is a hillside tailings impoundment about one kilometre downstream from the plant. It has a maximum height of about 40 metres and uses a combination of downstream and centreline construction to minimize risk. The tailings dam is lined with an HDPE liner. The facility is designed to be nil discharge: all free water is returned to the treatment plant during operation.

LOM production and cost estimates
●	production: 1 million tonnes per year of mined ore and a further 50,000 tonnes of pre-treated heap leach core, at an average of 2,875 tonnes milled per day

●	gold doré average of 80,000 ounces per year cash operating cost: $675 per ounce.

The production for 2012 was 110,611 ounces at $415 an ounce, while capital costs were $22.2 million.

Forecast production for 2013 is 90,000-100,000 ounces at $485-$500 per ounce.  Capital costs for 2013 are expected to be $10 million.

The cost for mining is expected to increase slightly as the Jinlonggou pit deepens and mining of the 323 pit starts. We expect the cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things diesel and reagents, labour, exchange rates and inflation.

Environment
Societe Generale d’Surveillance completed a draft environmental impact assessment for Tanjianshan in July 2005 (Tanjianshan EIA). Beijing Research Institution of Mining & Metallurgy (BGRIMM) completed an official Chinese version, and it was approved in April 2007. Tanjianshan is in a remote desert region, so it does not have the same number of environmental issues that sites in more arable parts of the country may face. There is very little wildlife or vegetation, and no permanent agricultural enterprises. The biggest issues are land use, water use from the nearby Aolao River and process discharges of sulphur dioxide and carbon dioxide gas, domestic sewage and tailings. Land that is disturbed in the process of gold mining must be purchased or leased from the government depending on effects to the land.

The Tanjianshan EIA gives us the right to source all process and domestic water from the Aolao River. We built a small pond to facilitate water recovery, and were required to purchase the area of grassland it disturbed.

The gas scrubbing system that treats off-gas from the roaster meets strict SO2 discharge requirements, and we have a monitoring system installed at the site. Our 2012 average output was 32mg/N.m3, with a maximum recorded of 257 mg/N.m3. This is well below recent environmental target reviews, which capped total SO2 discharge at 400mg/N.m3. The plant emission limit is 960mg/N.m3. Similar restrictions apply for CO2 emissions.

Water quality on the site is strictly controlled. All process tailings including the treated sewage “Grey Water” is discharged into a plastic lined tailings storage facility, all the water that ponds in a designated section of the tailings storage facility is reused in the process plant as process water. Three evaporation generators are available if required at our tailings storage facility in the event of heavier than usual annual rain fall occurrences to decrease the water volume in the tailing storage facility to ensure safe freeboard levels are maintained.

Golder Associates in Melbourne, Australia, designed the tailings dam, and BGRIMM transcribed the detailed engineering drawings to meet Chinese standards. The dam design was formally accepted in 2008, and final tailings accumulation RL is 3199 metres above sea level and 40 metres high. The dam uses a combination of downstream and centreline construction. It is double lined for zero permeability: first with a geo-membrane and then by 1.0 mm HDPE solid welded plastic. We have an ongoing water monitoring program upstream and downstream from the site, and all results are within required limits.

Exploration

The Institute No. 1 of Geology and Mineral Exploration of Qinghai Province (Q1) discovered gold at Jinlonggou during uranium exploration in 1989. Systematic soil and rock chip sampling and geological mapping over the exploration licenses and surrounding area, subsequently led to the discovery of high grade gold mineralisation at Qinlongtan. At Jinlonggou, the Q1 team generated exploration data in 29 surface drilled core holes, underground development on three levels, and extensive surface sampling in trenches, shallow pits or shafts on section lines approximately 30 metres apart.

Exploration from 2009 through 2011 utilised shallow, grid based RC drilling to sample bedrock beneath the broad areas covered by colluvium/alluvium between the Qinlongtan and Jinlonggou deposits. This drilling has led to the discovery of the 323 deposit, named after the discovery hole. The 323 deposit was drilled on sections spaced at approximately 50 metres during the late 2009 and 2010 field seasons, culminating in an inferred resource announced in late 2010. Exploration of the deposit in 2011 focussed on the infill drilling on sections spaced at approximately 25 metres.

Exploration in 2012 primarily focussed on additional diamond drilling to further explore the areas adjacent to the main known deposits. Drilling programs included 5,700 metres of infill diamond drilling at Xijinggou, 10,800 metres of diamond drilling within and in close proximity to the Jinlonggou deposit to test targets beneath and peripheral to Jinlonggou and finally, 3,000 metres of diamond drilling to explore the northern extension of the Qinlongtan deposit. A further 1,550 m of diamond drilling was conducted within several other prospective areas.

Geology and Mineralisation

Geological setting
Tanjianshan is regionally located within a tectonic zone along the northern margin of a NW trending geosynclinal fold belt thought to be of Proterozoic or Late Palaeozoic in age and locally hosted within the Wandonggou Group, consisting of stratified sequences of carbonaceous phyllite to schist, dolomitic and limestone carbonate units, and chlorite plus or minus amphibole phyllite to schist of probable metavolcanic origin. Voluminous gabbroic to dioritic dykes and sills intrude these stratified units.

Rocks throughout the project area have been subject to multiple phases of ductile deformation and overprinted by several stages of brittle faulting. There is moderate to strong foliation in most units, generally striking parallel to the regional north-westerly structural fabric.

Mineralisation
The Tanjianshan project area contains significant gold resources including the Jinlonggou deposit, the previously mined Qinlongtan and Xijinggou deposits and the newly-discovered 323 deposit. The style of mineralisation, structural controls and host units vary between these deposits.

At Qinlongtan, ore was mined from a steeply eastward dipping (50-80º) planar zone 5 to 10 metres wide (14 metres at its widest). The zone was mined for approximately 600 metres along strike and over 300 metres down dip. Gold was hosted in distinctive very fine grained calcareous dolomitic sandstone, sometimes associated with fine-grained pyrite and arsenopyrite. The mineralised zone was localised within and along the margins of a narrow brittle to brittle/ductile fault zone, which is sub-parallel to or shallowly inclined to the regional structural fabric of the TJS area. Just beneath the present pit floor, high gold grades continue to be encountered within recent drill holes.

At the Jinlonggou deposit, host rocks consist of both carbonaceous phyllite and intermediate composition dykes. The phyllitic host rocks are dark grey to black, have been subject to complex folding and contain well-developed foliations and crenulations. Andalusite (chiastolite) porphyroblasts are abundant within the phyllitic rocks and often exhibit pyrite overprinting when mineralised. Within the limits of the mineralisation there are two intrusive rock types, diorite and quartz-feldspar porphyry. The diorite dykes host a significant portion of the ore at Jinlonggou, are pale green in colour and when mineralised, contain fine grained disseminated pyrite and minor arsenopyrite. The diorite dykes are generally steeply dipping (60° - 70°) and complexly folded about a shallow dipping fold axis while the quartz-feldspar porphyries are shallowly dipping and do not host mineralisation. Several generations of faulting are prevalent within Jinlonggou and along with the complex folding, make the deposit structurally difficult to understand.

Mineralisation within the Jinlonggou deposit is associated with disseminated pyrite and lesser arsenopyrite within carbonaceous schist, chiastolite schist and diorite dykes that exhibit a spatial relationship with faults or extends outwards along stratified units and dykes. Recent mapping and re-evaluation of the geological model has changed the previous interpretation of the Jinlonggou deposit. Generally speaking, the overall distribution of ore mimics the enveloping surface of the folded carbonaceous unit, plunging shallowly west and dipping northerly as the folded unit progressively drops to the north along folds and two prominent faulting events. The recent re-evaluation and updated geological understanding highlighted new targets for the potential continuation of mineralisation outside of the current modelled resource. Future exploration activities aim to assess these target areas in great detail

The 323 deposit occurs in a lithological setting similar to that of the Qinlongtan deposit. Host rocks vary from a fine-grained dolomitic meta-siltstone to a meta-sandstone with fine grained disseminated and clotted pyrite, closely associated with fine grained altered intrusives and brecciation, capped by carbonaceous phyllite. The high grade zones commonly contain a moderate to strong overprint of ankerite and dolomite. Mineralisation is spatially related to the hinge of a refolded antiform and occurs in at least three separate stratigraphical and structurally controlled lenses.

Drilling
Initial exploration by Q1 in the 1990s included 29 surface drilled core holes. Since that time, Sino Gold, Afcan, and Eldorado Gold have all carried out resource definition drilling at the Jinlonggou, Qinlongtan and 323 deposits, plus other exploration drilling of several prospects within the Tanjianshan gold field. There were six drilling campaigns between 2003 and 2008 to support resource models for the Jinlonggou deposit. A total of 310 diamond core holes were drilled totalling over 38,300 metres. Drilling campaigns at Xijinggou and the 323 deposit between 2006 and 2010 totalled 66 core holes covering 13,400 metres at Xijinggou, and 162 core holes for over 29,700 metres at the 323 deposit. The 2011 drilling program included an additional 10,300 metres in 58 core holes. During 2012 an additional 138 diamond drill holes for 21,100m were completed

All diamond drilling was done with wire line core rigs of mostly HQ size. Drillers placed each core into composite core boxes. Each box held about four metres of core.

Geological and geotechnical data were collected from the core, and it was photographed wet before sampling. The core was sampled by sawing it in half with a diamond saw. Core recovery in the mineralised units was very good.

The core is stored in storage facilities near the site.

Sampling and analysis
Samples collected during core drilling used either a 1.5 metre or a 3 metre single tube core barrel. Sample intervals from 0.2 metres to 2.0 metres were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for preparation at Eldorado Gold’s preparation facility at Tanjianshan. After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create two 200 g pulps. One 200 g pulp was shipped to the analytical laboratory and the second 200 g pulp, together with the approximately one kilogram of pulp reject, was put into storage.

A SRM sample, a duplicate sample and a blank sample were systematically inserted into the sample stream at about every eighth sample prior to shipment to either the ALS analytical laboratory in Guangzhou, China or Intertek Testing Services in Beijing, China. All samples were assayed for gold by 30 or 50 g charge fire assay with an atomic absorption finish.

Data verification
The database supporting the Tanjianshan resource models has been reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in updates to the resource estimate. Results to date have shown excellent agreement between Jinlonggou mined production and the Jinlonggou resource model (the model supporting all of the mineral reserves at Tanjianshan and most of its measured and indicated resources).

In our opinion, the resource databases for the Jinlonggou, Xijinggou and 323 Zone deposits are sufficiently free of error to be adequate for estimation of the respective mineral resources. The databases are also, in our opinion, accurate and precise enough for resource estimation.

Technical report

The information about Tanjianshan in this AIF is partly based on the scientific and technical data in the Tanjianshan technical report: Tanjianshan Gold Project, China, Technical Report.

Qualified person: John Hearne, MAusIMM of Coffey Mining Pty Ltd.

The report is dated and effective September 2005. It was revised January 30, 2006. It’s available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Afcan prepared an earlier technical report on Tanjianshan, also available on SEDAR and EDGAR.

Litigation

There are currently no known material litigation matters or outstanding actions against Qinghai Dachaidan Mining Limited relating to Tanjianshan.

Quinghai Dachaidan Mining Limited is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Quinghai Dachaidan Mining Limited cannot reasonably predict the likelihood or outcome of these actions.

Jinfeng

Material property under NI 43-101

location	Guizhou Province, China
ownership	82% through Sino Guizhou Jinfeng Mining Limited, a joint venture with: - Guizhou Lannigou Gold Mine Limited (Guizhou) (18%)
type of mine	open pit, underground
metal	Gold
in situ gold as of December 2012	proven and probable reserves: 2.0 million ounces grade: 3.79 g/t measured and indicated resources: 2.9 million ounces grade: 3.64 g/t inferred resources: 1.0 million ounces grade: 3.07 g/t
average annual production	120,000 to 165,000 ounces
expected mine life	13 years, based on current proven and probable reserves
employees	1,451 (including 572 contractors)

History

early 1980’s	No. 117 Team of Guizhou Metallurgical Design and Research Institute discovered Jinfeng
2001	Sino Gold acquired the deposit
2002	carried out drilling to further delineate the resource, adding to the size of the deposit
2004	feasibility study completed
2005	development began
2007	production began in May commercial production started in September
2008	Bio-Oxidation refractory ore treatment circuit (BIOX) fully commissioned
2009	Eldorado Gold acquired Sino Gold

Exploration
Guizhou-based projects consist of 11 exploration licenses, controlled by 3 joint venture companies:
● Lannigou, covers 5.94 km2, issued September 14, 2012, expires September 14, 2014.
● Anbao, covers 19.7 km2, issued November 3, 2012, expires November 3, 2014
● Caolu , covers 3.18 km2, issued May 10, 2014, expires May 10, 2014
● Jinluo, covers 66.78 km2, issued June 25, 2012 May 9, 2013
All licenses are currently undergoing renewal.

Mining	License no. 1000000510057, covers 1.2843 km2, issued May 2005, and expires May 2017. The license covers 750 metres above sea level to 250 metres below sea level.
Permits	Gold operating permit, issued December 25, 2006, expires December 25, 2016
Royalties
Guizhou receives a royalty of 3% of the net sales revenue of the gold produced each year.
A royalty is payable to Minsaco BIOX® Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Minsaco’s BIOX® Process.

About the property

Jinfeng is in Guizhou Province in southern China, 180 km southwest of Guiyang, the provincial capital, and 68 km southeast of Zhenfeng County centre, in the Qianxinan Prefecture.  There are three administrative villages in the Jinfeng area: Lannigou,  Jinshan and Niluo. Populations range from 1,000 to 1,700 people. The nearest large population centre is Lannigou village, which is approximately 1.6 km from the mine and 1.9 km from the flotation tailings storage facility.

The mine is connected to the provincial highways by an 84 km sealed “Class 4” access road built and maintained by the provincial government. Water is pumped to the plant from the Luofan River through a 3 km pipeline. Electrical power is supplied by a 42 km long, 110kV electric power line from Zhenfeng, which is connected to the provincial electrical grid. A 22 km feeder line from Ceheng was added on April 25, 2009, to double the power supply feed. Jinfeng also has two tailings storage facilities, waste storage and a metallurgical plant onsite.

Climate
Guizhou Province is in the subtropical monsoon zone, which has a humid climate with hot summers and mild winters. The mine is designed to operate all year, although seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200 mm, which falls primarily from May to August. The temperature ranges between 6°C and 30°C, with a yearly average of 19°C.

Operations

We are currently mining from both the open pit and the underground mine (where the material is too deep to be mined by open pit methods). In 2013, we plan to mine 596,890 tonnes of ore from the open pit and 619,573 tonnes from the underground mine. Concurrently, the open pit mine will mine 15 million tonnes of waste to prepare for the next stage of ore production and the underground mine will advance its capital developments in order to increase future production. Any shortfall in mill throughput capacity will be made up from existing stockpiles.

We use a standard truck and shovel process for the open pit, blasting on 5 metre benches in the ore and on 10 metre benches for bulk waste. We have been mining ore and waste on 2.5 metre sub-benches since July 2010 to reduce mining dilution and ore loss, and to protect bench walls.

In the underground mine, we use a cut and fill method, with mining equipment designed for areas that can be as narrow as four metres wide. Mined areas are backfilled with crushed waste, tailings and cement.

The process plant is designed to optimize gold recovery and minimize the cost of production. The process includes primary crushing, SAG milling, ball milling, bulk flotation, thickening, BIOX® and neutralization, CIL, AARL elution and tailings detoxification. Tailings from flotation and leaching are kept in separate storage facilities to prevent biocides from getting back into the process water circuit.

Jinfeng ore is refractory in nature, with most of the gold encapsulated in sulphide minerals, so the gold is not easily dissolved using a conventional CIL circuit. The processing plant uses BIOX® technology, which oxidises the sulphide minerals using bacteria and exposes the gold before CIL processing, and ensures recovery is economic. The process was selected as the most efficient oxidation and extraction method for this ore type. Roasting and pressure oxidation were also considered as alternative methods of treatment. The plant capacity is 1.5 million tonnes of ore per year. Recovery for 2012 is 84%. Budgeted recovery for 2013 is 85%.

LOM production and cost estimates
●	production: 1.5 to 1.0 million tonnes per year
●	gold doré: average of 120,000 to 165,000 ounces per year at a metallurgical recovery rate of 85%
●	Life of mine average cash operating cost $725 per ounce

Mining of the open pit has continued on an interim pit pending completion of the acquisition of land required for a planned cutback. It is expected that the land purchase will be completed in early 2013.

Forecast production for 2013 is 105,000 to 115,000 ounces at a cash operating cost of $800 to $820 per ounce. Capital costs for 2013 are expected to be $55 M.

We expect the unit cost for mining to increase as the percentage of production from the underground mine increases. We also expect that cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including among other things: the cost of diesel and reagents, the cost of labour, exchange rates and inflation.

Environment
Jinfeng’s environmental impact assessment report was completed in July 2004 and approved by Guizhou Province Environmental Protection Bureau in September of that year (Jinfeng EIA). Guizhou Province issued the final environmental project approval in December 2008. The Jinfeng EIA identified a number of environmental risks and defined a number of measures to avoid or minimize potential environmental impacts.

An environment management system covering water management, air management, general monitoring and waste management was developed for the mine operation. Jinfeng discharges 2,078 cubic metres per day of tailings wastewater from the CIL circuit to Luofan River, and is required to keep the level of weak acid dissociable cyanide tailings wastewater from CIL circuit below 0.5ppm.

Before preproduction, the local environment around Jinfeng was studied. An environment monitoring plan was developed in the production phase to address the potential impact of the mine operations on air quality, noise, surface water and groundwater.

The local government approved a Rehabilitation Plan and a Mining Environment Comprehensive Treatment Report in 2009 (a regulatory requirement).

Jinfeng developed a surface remediation plan and began remediation in the construction phase, starting in 2006. As of the end of 2012, we had finished surface remediation of 160,000 m2, and stockpiled approximately 810,000 m3 of topsoil for further remediation. We will be collecting some soil for use at Jinfeng from the flood area near the Luofan River created by Longtan hydroelectric dam project.

Jinfeng has also built a nursery for seedling cultivation of some local plants and uses these seedlings in site remediation.

Jinfeng tailings have been shown to be net acid generating. The CIL tailings are expected to have a residual sulphide content of about 0.5 to 1% (estimated acid generation potential of 15 to 30 kgH2SO4/tonne) with no neutralization buffering capacity since they have been acid leached. We have since decided to filter the CIL tailings before placing them in the tailings dam. The CIL tailings are placed by trucks, and spread and compacted by excavators and dozers. The placed tailings have no free water and will not generate leachate. We have also established a monitoring well network to monitor the groundwater chemistry under both the flotation and CIL dams. The wells are sampled monthly and are showing no signs of reduced pH under the CIL dam.

In 2006, URS (Australia) drafted a geochemical assessment report of the waste rock in the waste dump at Jinfeng. The report concluded that the waste rock materials have a high acid neutralizing capacity and a high capacity to neutralize/buffer any acid generated from sulfide oxidation.

Exploration

The Jinfeng deposit was discovered by the Guizhou 117 Brigade in the early 1980s during follow-up of regional stream sediment surveys, which identified strongly anomalous gold and arsenic values in the deposit area. Systematic subsequent exploration work included geological mapping, surface trenching, diamond drilling and excavation of a number of exploration adits.

After acquiring the project in 2001, Sino Gold completed detailed infill drilling of the deposit, and began reconnaissance exploration activities in the surrounding region. Current exploration activities are focused on extending the known underground resource down-dip and down-plunge through underground and surface drilling, as well as identifying additional resources in satellite bodies near the surface. This includes 10,000 metres of planned drilling in 2013, targeting the F3, F6 and F7 mineralized fault zones.

Geology and mineralization

Geological setting
Jinfeng is in China’s Golden Triangle, on the southwest margin of the Precambrian Yangtze Craton.    The Golden Triangle encompasses an area with more than 200 gold occurrences and deposits hosted within Paleozoic and lower Mesozoic carbonate and siliciclastic sedimentary rocks. The Jinfeng region has gone through several periods of both extensional and contractional deformation, resulting in complex faults and fold interference patterns.

The sedimentary succession near the Jinfeng deposit is Paleozoic limestone, overlain by Lower Triassic limestone and Middle Triassic turbiditic sedimentary rocks. The deposit is along the northeast margin of the Laizishan dome, a major feature formed at the intersection of northeast-striking and northwest-striking regional anticlines, and is hosted by Triassic calcareous sandstones and shales, mostly in and immediately adjacent to a series of interconnected major faults and fault zones (the F3, F2 and F6 faults).

Mineralization
The orebody is a Carlin-like, sediment-hosted, structurally controlled gold deposit with some replacement style mineralization, contained within and adjacent to a series of intersecting faults. The mineralized zone is over 1200 metres in strike length, has a vertical extent of up to 1,100 metres and is typically 10 to 50 metres wide.

The deposit can be divided into three major domains, defined on the basis of controlling faults systems:

●	mineralized zones along the F3 fault, and where the F3 fault intersects with the F7 fault,
●	mineralized zones along the F2 fault mineralization on a number of narrow faults in the F6 fault zone in the Rongban portion of the deposit.

Mineralization has been explored on the F3 and F7 faults to 1100 metres vertically below surface. Most of the mineralization is on the F3 fault. The ore includes disseminated pyrite, arsenical pyrite, and arsenopyrite, which replace the shale and sandstone of the Middle Triassic Xuman Formation in the fault zones and in the immediately adjacent wall rocks. Gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and is very finely distributed through the deposit. Elevated mercury, arsenic, and antimony are associated with the gold.

Drilling
Data supporting the Jinfeng mineral resource is drawn from HQ and NQ diameter diamond drill holes drilled from surface locations and underground headings.

Since Sino Gold acquired the project in 2001, considerable infill drilling of the deposit and reconnaissance exploration drilling in the surrounding region have been conducted. Between 2001 and 2008, approximately 490 exploration drill holes, or 197,000 metres, have been drilled to delineate the resource and to test additional targets on the property. The deepest drilling intercepted strong gold mineralization and intense alteration at more than 1,000 metres in depth.

Another phase of exploration drilling began in 2010, drilling 567 holes totaling 20,500 metres, mainly from underground platforms.  In 2011, an additional 16,200 metres of underground exploration drilling (60 drill holes) and 11,700 metres of surface exploration drilling (35 holes) were completed. In 2012, an additional 16,469 metres of underground exploration drilling (75 drill holes) and 14,147 metres of surface exploration drilling (47 holes) were completed.

In 2013, 40 exploration drill holes, or 10,000 metres, are planned for underground to further delineate the orebodies and to test new targets. 188 infill drill holes, or 30,000 metres, are to be drilled in approximately a 10 by 20 metre pattern for production purposes. In the future, there will be similar drilling programs as in 2013 in order to further delineate the deep resources, test new targets and infill-drill the deposit areas for ongoing productions.

Drillers place the core into labeled plastic core trays at the drill rig, and mark them before they are brought to the core shed facilities. Geological and geotechnical data are collected from the core and transferred to the project drill database. Core recovery in the mineralized zones is very good, averaging 91%.

Sampling and analysis
Sample intervals averaging 1.0 metre were selected by the geologist and marked in the core boxes. These were then sawn in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Sample intervals from underground preproduction holes were sampled in their entirety.

After initial crushing, the samples were pulverized to pass minus 200 mesh. A 200 gm split was set aside for analysis. Prior to analysis, quality control samples, a SRM, a duplicate sample and a blank sample were inserted into the sample stream at about every twenty-fifth sample.

Samples were analyzed by the Jinfeng mine laboratory using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. We also sent about 5% to 10% of the samples to the ALS facility in Guangzhou for third party quality monitoring.

Data verification
Monitoring of the control samples, using our quality assurance and quality control program, and the third party laboratory results, showed all data were in control during the preparation and analytical processes.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown very good agreement between mined and milled production and the long-term mineral resource model.

In our opinion, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the Jinfeng gold mine are verified. In our opinion, the Jinfeng deposit assay database is accurate and precise enough to support mineral resource estimation.

Technical report

The information about Jinfeng in this AIF is partly based on the scientific and technical data in the Jinfeng technical report, Technical Report for Jinfeng Gold Mine, China.

Qualified persons: Stephen Juras, Ph. D., P.Geo, Paul Skayman, FAusIMM, Norm Pitcher, P.Geo, and Richard Miller, P.Eng., all of Eldorado Gold.

The report is dated January 13, 2012 and effective March 15, 2011. It is available on SEDAR  (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

There are currently no known material litigation matters or outstanding actions against Sino Guizhou Jinfeng Mining Limited relating to Jinfeng.

Sino Guizhou Jinfeng Mining Limited is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Sino Guizhou Jinfeng Mining Limited cannot reasonably predict the likelihood or outcome of these actions.

 White Mountain

location	Jilin Province, China
ownership	95% through Sino Gold BMZ Limited, a joint venture with: - Jilin Provincial Geologic Survey Institute No.4 (Tonghua) (5%)
type of mine	Underground
metal	Gold
in situ gold as of December 2012	proven and probable reserves: 0.56 million ounces grade: 3.21 g/t measured and indicated resources: 0.80 million ounces grade: 3.36 g/t inferred resources: 0.70 million ounces grade: 5.22 g/t
average annual production	70,000 ounces
expected mine life	7 years, based on current proven and probable reserves
employees	1,089 (including 513 contractors)

History

2004	exploration began
2007	construction began
2008	construction completed on budget, at $65 million mining license issued in April first doré poured in October commercial production began in December
2009	Eldorado Gold acquired Sino Gold
2011	Commissioned a caustic (NaOH) pretreatment circuit Increased recovery of sulphide ore

Licenses, permits and royalties

We currently have sufficient mining rights to support our mining operations.

Exploration
Jilin based exploration consists of 6 exploration licenses, controlled by 2 joint venture companies:
● Banmiaozi (White Mountain) general exploration license covers 54.02 km2, renewed April 26, 2012, expires April 26, 2014
● Zhenzhumen general exploration license, covers 13.46 km2, renewed December 7, 2011, expires December 7, 2013 (under renewal)
● Lengjiagou  SW general exploration license, covers 14.67 km2, renewed July 10, 2011, expires July 10, 2014
● Xiaoshiren NE prospect license, covers 23.54 km2, renewed December 26, 2011, expires December 26, 2013
● Xiaoshiren general exploration license, covers 4.07 km2, renewed July 13, 2011, expires July 13, 2013

● Dongdapo (Jilin Jincheng), covers 21.52 km2, renewed August 30, 2012, expires Aug 30, 2014 The Dongdapo license is currently undergoing renewal
Mining	● mining license covers 205.14ha, issued April 16, 2008, expires April16, 2019 ● land use certificates covers 29.4 hectares, expires March 13, 2059
Permits
Operating permit: issued February 20, 2008, expires February 20, 2018. Was rechecked in 2010 and passed 2011 annual check.
Tailing dam safety production permit: renewed February 20, 2012, expires February 19, 2015.
Underground safety production permit: issued March 25, 2011, expires July 14, 2013

Royalties	We pay an annual resource compensation fee of 2.4% of sales revenue to the provincial government.

About the property

White Mountain is in Jilin Province in northeast China, 230 km southeast of Changchun. The site is in the Longgang Mountains about 8 km west of the city of Baishan. There are two topographic areas: the low mountain area and the valley basin. Vegetation is mainly natural secondary forest. The site is 2 km from a Class 1 highway that connects Baishan and Changchun. Flights to many domestic and international cities are available from Changchun Longjia International Airport. There is a large labour pool in the area and both mechanical and electrical maintenance are provided locally.

There is plenty of surface water in the area, from the Diaoshuishe and Dabanshigouhe branches of the Huihe River and the Huijiang River. The Diaoshuishe branch is the main water source for the operation. The pipeline is buried to prevent freezing in the winter. The mine is connected to the 66kV Jiangbei Electrical Substation approximately 4 km from the site. The tailings storage facility is about 600 metres west of the site in a steep sided valley. The mill is situated where the Zengjiagou Creek and the larger Zhenzhumengou River meet.

Climate
The area is in the north temperate climate zone. It has annual average precipitation of 350 to 1,000 mm, 60% of which falls from June to August. The temperature ranges from -42.2 C to 36.5 C, with an annual average temperature of 4.6 C.

Operations

We use a sub-level open stoping mining method where the orebody is thicker than 10 metres and steeper than 55 degrees, and a benching method in narrower areas. The processing plant is a standard CIL plant.

We have based the production schedule on metallurgical testing that identified two types of ore:

non-refractory (approximately 90% of the ore) and refractory (approximately 10%). Recoveries are nominally 85% for non-refractory and 75% for refractory ore since inception of the caustic pretreatment circuit.

Since the refractory component is a small percentage of the overall orebody we have chosen to use a standard CIL plant. Because of the refractory component, recoveries can be variable based on where we are mining in any month. Late in 2011, a caustic pre-treatment process was commissioned to enhance recovers in sulfide ores. Initial results have been successful and this process is expected to raise overall recovery by 1% to 2% and in sulphide ores by 5 to 10%.

LOM production and cost estimates
●	production: 800,000 tonnes per year
●	gold doré: 70,000 ounces per year
●	cash operating cost: $710 per ounce

Capital costs in 2012 were $26 million for underground development and infrastructure, processing upgrades and exploration.

Forecast production for 2013 is 60,000-70,000 ounces at a cash operating cost of $760 - $780 per ounce.  The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things: the cost of diesel and reagents, the cost of labour, exchange rates and inflation. Capital costs for 2013 are expected to be $30 M.

Environment
White Mountain has had a positive environmental record and operates under high environmental standards and facility designs. Extensive testing of nearby streams resulted from an event in 2009 in which a small group of farmers blocked our road, alleging pollution of water in a nearby creek. Testing confirmed no pollution. We now have the approval of the Environmental Protection Bureau to discharge treated water.

Exploration

The Chinese Provincial Exploration Brigade carried out preliminary exploration in the White Mountain area from the late 1990s until 2003, when Sino Gold acquired an interest in the project through a joint venture. Preliminary exploration work by the Chinese Brigade included geological mapping, soil geochemistry, trenching, and excavation of two adits and completion of three drill holes.

After the deposit was discovered in late 2004, Sino Gold drilled over 84,000 metres over a three year period. Recent exploration has focused on drilling stepout holes along strike and down dip on the main orebody. In addition, early-stage exploration programs comprising mapping, soil sampling, trenching, and drilling are ongoing on several nearby prospects with geological characteristics similar to the White Mountain deposit.

Geology and mineralization

Geological setting
The White Mountain deposit is located adjacent to a regional northeast-striking fault zone that separates Archean craton from a sequence of Phanerozoic sedimentary rocks. Gold mineralization is known to occur over at least a 6 km strike length of the fault zone, primarily hosted in the younger stratigraphic sequence.

Most of the White Mountain deposit occurs along a southeast dipping (40-50°) contact between marl and dolomite and overlying quartzites historically referred to as the F100 fault. This contact terminates updip against the northeast striking F102 fault which dips 70-80° to the southeast. The F102 fault juxtaposes the hanging wall sequence against a sequence of folded shale and fine-grained sandstone in the footwall.

The deposit is thickest and has highest grades where the controlling contact intersects the F102 fault, and within a few hundred metres downdip of this intersection. Mineralization extends over a strike length of approximately 1,400 metres, and to between 100 and 600 metres downdip from the intersection with F102.

Mineralization
Gold mineralization at White Mountain occurs within and adjacent to a silicified hematitic breccia zone and is associated with pyrite, hematite, and barite. The breccia is localized along the quartzite-dolomite contact, and the thickness of the strongly mineralized zone ranges between ten and twelve metres. The deposit remains open along strike to the northeast and at depth.

Drilling
The data supporting the mineral resources is drawn from diamond drill holes of NQ diameter, drilled from surface locations and underground headings. Surface drilling includes a total of 364 holes covering 111,708 metres, generally in a 40 by 50 metre grid over the deposit. Underground drilling includes a total of 1,117 holes covering 87,350 metres in a 15 by 10 metre pattern.

Drillers placed the core into labeled plastic core trays at the drill site, and marked them before they were brought to the core shed facilities.

Geological and geotechnical data were collected from the core and transferred to the project drill database. Core recovery in the mineralized zones was higher than 95%.

Samples were selected at one metre intervals within the mineralized or alteration, and two meters intervals at the wallrock. The core was cut in half with a diamond saw. Half was sent for analysis and the other half returned to the core tray.

Surface core samples were dispatched to the sample preparation facilities at the regional exploration camp adjacent to the mine.  Underground samples were processed at the mine site sample preparation facility.

Sampling and analysis
After initial crushing, the samples were pulverized to pass minus 20 mesh. A 300 g sample was then pulverized to minus 200 mesh and poured into kraft bags. Core samples were prepared by inserting two standard samples, one duplicate samples and one blank sample into the sample stream at every batch.

Until 2010, all surface samples were analyzed at Northwest Non-ferrous Metals Geology Institute at Xi’an in Shaanxi province, where samples were assayed using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. Since 2010, we have sent the surface samples to the ALS analytical laboratory in Guangzhou, which used fire assaying methods. Underground samples are analyzed at site.

Data verification
Xi’an Lab analyses of resource and reserve drilling phases has been reviewed and early analyses (2004 to 2006) found to be precise but variably accurate. However, much of the deposit covered by these older data has been re-drilled as part of ongoing underground grade control drilling. The underground data are supported by quality control and quality assurance samples which showed that all data were in control throughout the preparation and analytical processes. The same control was demonstrated for samples sent to ALS.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown good agreement between mined and milled production and the long-term mineral resource model.

In our opinion, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades and resources/ reserve at the White Mountain gold mine are well qualified and verified.

Technical report

The information about White Mountain in this AIF is partly based on the scientific and technical data in the historical White Mountain technical report prepared for Sino Gold: White Mountain Project, Jilin Province, China.

Qualified person: Michael Warren, BSc. (Mining Eng.), MBA, FAusIMM, FAICD. of SRK Consulting (Australasia) Pty Ltd.

The report is dated October 10, 2007. It is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under the Sino Gold Mining Limited company profile.

Litigation

There are currently no known material litigation matters or outstanding actions against White Mountain, or Sino Gold Jilin BMZ Mining Limited relating to White Mountain.

Sino Guizhou Jinfeng Mining Limited is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Sino Guizhou Jinfeng Mining Limited cannot reasonably predict the likelihood or outcome of these actions.

Eastern Dragon

Development project

location	Heilongjiang Province, China
ownership	95%through Heihe RockMining Development Limited, a joint venture with: - Daxinganling Jihua Mining Development Company Limited (5%)
type of mine	open pit and underground
metal	gold and silver
in situ metals as of December 2012
proven and probable reserves: 0.76 million ounces Au at
 7.71 g/t; 7.03 million ounces Ag at 71 g/t
measured and indicated resources: 0.85 million ounces
 Au at 7.50 g/t; 8.3 million ounces Ag at 73 g/t
inferred resources: 0.19 million ounces Au at
 2.67 g/t; 1.50 million ounces Ag at 20 g/t

average annual production	70,00 ounces Au, 400,000 ounces Ag
expected mine life	11 years, based on current proven and probable reserves
employees	48 ( including 2 contractors)
production	expected 2014

History

1998	routine geological surveying began
1999	707 Brigade discovered the deposit
2003	Heihe Rock Mining Development Limited (Hong Kong) acquired the deposit
2008	Sino Gold acquired Heihe Rock, and with it, 95% of Eastern Dragon
2009	Eldorado Gold acquired Sino Gold EIA report was approved in August

Licenses, permits and royalties
Mining	All requirements have been met for application of the Mining License. The ML application is awaiting approval of the prerequisite Project Permit Application (PPA).
Exploration
Heilongjiang based exploration consists of two exploration licenses:
● Lode 5, covers 0.14km2, issued January 19, 2012, and expires January 18, 2014.
● Sanjianfang, covers 43.78km2, issued February 1, 2010, expired January 31, 2012; under renewal

Permits	The following permits are required: ● project permit approval ● mining license ● forestry permit (tree removal)

Permits	● gold operating permit
Royalties	We are required to pay royalties to state and local authorities. We are negotiating the amounts and will finalize the arrangement after we receive all permits.

About the property

Eastern Dragon is in Heilongjiang Province in northern China, approximately 625 km north of the provincial capital Harbin, and 70 km southeast of the town of Xunke. Xunke is 220 km from Heihe city, 170 km from Sunwu county town and 120 km from Yichun city in Wuyiling district. There is road and rail access from Harbin to Sunwu (Harbin—Heihe Expressway) and Yichun. A sealed highway connects Heihe to Xunke. There are flight connections between Heihe,Yichun and Harbin and from Harbin to other cities in China, including Beijing.

The deposit is 200 to 280 metres above sea level, in an area of rolling hills that are farmed in the summer or dedicated to forestry. The lower lying areas are suitable sites for mine infrastructure, tailings and waste disposal, subject to government approval. A 7 km road from the highway to the project area passes through farmland and forested areas, and is unsealed over the last half.

There is a 35kV power substation on site now. Water can be sourced from the Kubin River, 1.2 km to the north of the deposit. Coal is available from the Heilongjiang Hegang coal mine. Basic building materials can be sourced from Heihe or Yichun and other materials from Harbin.

Climate
The area has relatively long winters and short, hot summers. The temperature ranges from -45 C to 20 C.  Average annual rainfall is 430 mm. It generally is covered in snow from mid-October to April.

Operations

Eastern Dragon is planned to start out as a small open-pit mine, and then become an underground operation. The proposed open pit has been designed to minimize land use, and we expect it to have enough volume to store all of the tailings from the underground operation.

A total of $24.3 million was spent on construction at Eastern Dragon in 2012. During the year, site buildings were enclosed and major mechanical and electrical phases were completed. In November construction was suspended pending receipt of permitting required to complete development of the mine. Major areas remaining to be constructed include the tailings filtration and storage facilities as well as the open pit and rock dump areas.

In early 2012, we were informed by the Heilongjiang Provincial Development and Reform Commission (PDRC) that it would require the formal approval of the Project Permit Approval (PPA) by the National Development and Reform Commission (NDRC) in Beijing. The process of preparing the PPA to submit to NDRC has been completed, and the PPA is now with PDRC, who would be responsible for the submission to NDRC. The project remains on care and maintenance until the PPA is approved.

The Eastern Dragon ore is high grade (7.71 g/t Au and 71 g/t Ag), and it is amenable to cyanide leach with high recoveries for both gold and silver. The process plant is designed to treat 450 tonnes of ore per day initially and will increase to 1,000 tonnes per day as part of a planned expansion.

We are using conventional equipment and processes:

●	run of mine ore is crushed in a two-stage crushing circuit and then milled in a single stage ball mill
●	the ore is leached with cyanide and thickened
●	the thickener overflow is fed to a carbon-in-column (CIC) circuit, which removes most of the silver from the circuit
●	the thickener underflow is leached again with cyanide in a normal CIL circuit. This, combined with the pre-leach and the CIC, ensures the highest possible recoveries of gold and silver.
●	loaded carbon from the two circuits is then combined and eluted to recover the precious metals
●	following recovery of the gold and silver, the tailings from CIL circuit are thickened. The overflow is recycled, and the underflow is forwarded to a cyanide destruction circuit and then dewatered using filter presses to produce a filter cake suitable for dry stack tailings disposal. During the first two years of operation, tailings will be impounded in an interim tailings dump. After open pit mining stops, these will be moved to the mine’s open pit.

LOM production and cost estimates
production: 450 tonnes per day for 12 months, ,and increased to 705 tonnes per day for another 6 months,  then followed by 1,000 tonnes per day, or 330,000 tonnes per year thereafter.

●	gold doré: 70,000 ounces per year
●	silver: 400,000 ounces per year
●	cash operating cost estimated in 2008 preliminary design:$176 per ounce gold (after silver credits, calculated using a silver price of $35 per ounce)

Capital costs for 2013 are expected to be $7.8 million.

Environment
We are developing environmental management programs and procedures, including environmental monitoring, tailings storage facility operation, site rehabilitation, water management and hydrocarbon management. Site rehabilitation will begin during the construction stage.

The local Land and Resource Bureau will require a mine closure bond as financial assurance. This will be returned in stages as rehabilitation is completed.

Exploration

The Eastern Dragon deposit was discovered in 1998, after the Heilongjiang 707 Brigade identified mineralized quartz vein float during a regional geological survey and 1:200,000 mapping program.  Between 1999 and 2002, the 707 Brigade completed geological mapping, soil and stream sediment sampling programs, extensive trenching, gradient array resistivity and ground magnetic surveys, excavation of underground exploration adits and over 8,900 metres of diamond drilling. This work outlined an initial resource on the Lode 5 vein deposit, and identified several other vein targets in surrounding areas.

Recent exploration includes induced polarization and ground magnetic geophysical surveys in 2009 and 2010, as well as additional prospecting and sampling. Drilling in 2009 extended known mineralization 200 metres to the north and 75 metres to the south along strike. Assays confirmed that the northern extension contains several high-grade mineralized zones near the surface.

Geology and mineralization

Geological setting
Eastern Dragon sits above a basement granitic intrusive complex, composed of medium grained granodiorite and adamellite of probable Triassic age. These are unconformably overlain by a Cretaceous volcanic, volcaniclastic and sedimentary sequence of intermediate to locally felsic composition. The northern part of the deposit underlies a post-mineralization sequence of weakly-consolidated Tertiary alluvial and colluvial sandstone and conglomerate up to 25 metres thick.

The epithermal veins at Eastern Dragon occur along roughly north-south striking, subvertical faults that cut and displace the basement rocks and overlying Cretaceous strata, but are overlapped by Tertiary sedimentary rocks. Displacement on these faults does not appear to be more than a few tens of metres.

Mineralization
Eastern Dragon is a low sulfidation, epithermal vein deposit. Most of the defined resource is confined to a single vein (Lode 5), that has been traced over a strike length of approximately one kilometre north-south. The mineralized part of Lode 5 averages around 6 metres wide, and is steeply dipping to subvertical.

The vein is infilled mainly with colloform and crustiform banded quartz, often pseudomorphing bladed calcite. Breccia textures are common. Paragenetically late quartz plus chlorite plus pyrite overprints the banded quartz veins, and is associated with lower gold grades. The veins are enveloped in a clay and sericite alteration zone, grading outward to chlorite alteration of matic minerals in host rock.

Drilling
The 707 Brigade completed 45 diamond drill holes totaling 8,903 m from 1998 to 2002.

In 2008, Sino Gold carried out several hundred check assays, including diamond drilling and channel sampling, to extend, infill and check the work done to date. Drilling completed by Sino Gold totals 133 holes covering 29,000 metres. All diamond drilling was done with diamond drill rigs of NQ to HQ size. Drill lines are from 25 to 50 metres apart. Drill holes are typically 30 to 50 metres apart, and are inclined to the east and west, from about 45 degrees to almost vertical.

Collars were located by detailed surveys. Down hole surveying was routinely done at 30 metre intervals and at the end of the hole, mostly using an Eastman down hole survey tool.

Drillers placed the core into recycled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities.

Geological and geotechnical data were collected from the core and transferred to the project drill database. All core was photographed before sampling.

Samples were selected at one metre intervals. The core was cut in half with a diamond saw. Half was sent for analysis and the other half returned to the core tray. Core recovery in barren and mineralized zones was higher than 95%.

We keep the core library in storage facilities on site.

Sampling and analysis
After initial crushing, each sample was pulverized to pass minus 200 mesh. About 80 g of the pulverized sample was sent to Intertek (Beijing) and SGS (Tianjin), and assayed for both gold and silver using fire assay with an atomic absorption finish.

Core samples were prepared by inserting a standard and duplicate control sample into the sample stream at every tenth sample. Blank samples were not inserted, although some standards used were of such low values that they were effectively blanks. A third party laboratory was used in all campaigns.

About 5 to 10% of the samples were sent to the ALS facility in Brisbane and later to the ALS facility in Guangzhou. Samples were analyzed by fire assaying methods.

The specific gravity was measured for 424 samples, using the weight difference in air and when submerged in water. The average specific gravity for Lode 5 was 2.55.

Metallurgical sampling test work has been carried out on three composite samples:

●	one from surface trenches, carried out by 707 Brigade and tested at Changchun Gold Research Institute
●	a mix of surface trenches and adit channel sampling, carried out by 707 Brigade and tested at the Jilin Gold Research Institute
●	a mix of surface and adit samples plus selected drill core, carried out by Heihe Rock and tested at Beijing General Research Institute for Mining and Metallurgy.

The two programs carried out by 707 Brigade included evaluating gold recovery by flotation, gravity and leaching, and included evaluation of CIL, resin-in-pulp and leach/zinc cementation leaching options. The more recent program by Heihe Rock Mining Development Limited included leaching test work, evaluating a flotation/CIL option and test work for partial recovery of precious metals from solution onto carbon using columns.

Standard analytical methods were used and duplicate tests were carried out for all major tests. Leach recoveries for gold from all three programs were higher than 94%.

Data verification
A review of earlier quality assurance and quality control data showed that samples from the 707 Brigade were in control during preparation and analytical processes. Data from the 2009 and 2010 drill campaigns and the third party laboratory check assays were also in control.

In our opinion, the Eastern Dragon deposit assay database is accurate and precise enough to estimate resources.

Litigation

There are currently no known material litigation matters or outstanding actions against Eastern Dragon or Heihe Rock Mining Development Limited relating to Eastern Dragon.

Heihe Rock Mining Development Limited is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Heihe Rock Mining Development Limited cannot reasonably predict the likelihood or outcome of these actions.

REGIONAL REVIEW

Brazil

Vila Nova
Tocantinzinho
Brazil
Brasilia
South
Pacific
Ocean
South
Altantic
Ocean

We have a long history of operating in Brazil, dating back to 1996, when we acquired the Sao Bento Mine and other exploration assets from Gencor. We sold the Sao Bento Mine to AngloGold in 2008, but retained Sao Bento’s key management and exploration executives, who have since been responsible for discovering, developing and operating the Vila Nova Iron Ore Mine, advancing Tocantinzinho towards a feasibility study and construction decision, and evaluating new opportunities in the gold and mineral sectors of Brazil.

Properties

We currently have one operation and one development project in Brazil:
●	Vila Nova – iron ore mine
●	Tocantinzinho – gold development project.

Other exploration

Our exploration programs in Brazil focus on our existing projects in Tapajos region of Para state, and on project generation opportunities elsewhere in Brazil. In addition to Tocantinzinho, we are presently exploring our nearby Agua Branca and Piranhas projects.

Vila Nova

Iron ore mine

location	Amapá State, Brazil
Ownership	100% Unamgen Mineracao é Metalurgia S.A. (Unamgen), a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	iron ore
in situ iron	proven and probable reserves: 9.75 million tonnes grade: 58.8% Fe measured and indicated resource: 14.6 million tonnes grade: 61.6% Fe inferred resources: 10.3 million tonnes grade: 59.8% Fe
expected annual production	600,000 tonnes with potential to increase to 1,000,000 tonnes per year
expected mine life	11 years, based on current proven and probable reserves and the maximum throughput rate
employees	304 employees (including 257 contractors)
Production	In 2012 we produced 613,780 tonnes (dmt). In 2013 we expect to produce between 620,000 and 640,000 tonnes.
cash operating costs	In 2012, cash costs were $60 per tonne. In 2013 we expect costs to be between $50 and $60 per tonne.

History

1948	Ackermann, a geologist, retained by the Federal Territory of Amapá, published a paper on the mineral resources of the area, with emphasis on the Santa Maria do Vila Nova iron ore
1946 to 1947	Hanna Exploration Co., a North American company, carried out rotary drilling in the Santa Maria area, focusing on iron ore. Drilling covers 1,662 metres and features a low recovery.
1983 to 1991	Mineração Amapari S/A carried out gold exploration and is granted the mining rights from the Brazilian National Production Department
2005	Eldorado Gold entered into an agreement with Mineração Amapari SA to evaluate the deposit, and signed an option agreement to acquire 50% of Vila Nova.
2006	Exercised our option and acquired a 50% interest in the project.
2007	Feasibility study was completed Increased our interest to 75%.
2009	Acquired the remaining 25%, increasing our interest to 100% Infrastructure was completed and plant commissioned.

2010	Trial mining began
2011	Commercial production began
2012
Agreements. A 5-year transportation and port shipment contract was signed with Anglo Ferrous for the use of the railroad and their port facilities. Also, a 12 month production contract was signed with CMC Cometals for ore produced from Vila Nova.

Licenses, permits and royalties

Mining
We have mining rights for 1,667.7 hectares under one license:
● Process #858.119/2009. Authorization covering 1667.71 hectares was published in the Official Gazette (Diário Oficial da União) on October 3, 2011.
● Process #850.048/1980. This is the result of a partial transfer and assignment of mining concession #145/1991 to Unamgen in 2010. Authorization was published in the Official Gazette (Diário Oficial da União) on January 28, 2010.

Permits
● Operating License 0575/2012 for extraction activities and processing of iron ore. Issued on 28th November, 2012. It is valid for 3 years.
● Operating License 0774/2012 for rail and road transport activities, storage and shipment of iron ore from the site UNAMGEN in Mazagão to the port of Anglo Ferrous in Santana. Issued on 13th December 2012. It is valid for 3 years.

Royalties	A royalty of 2.0% on revenues is payable to the Brazilian government.

About the property

The 1,667 hectare Vila Nova property sits 175 km northwest of Macapá, the capital of Amapá State, in northern Brazil. The majority of workers are drawn from the local region. The site is mostly flat, with small slopes and dense vegetation. The nearby Vila Nova River, which flows through the property, is used for water supply.

To support mining, processing and transportation operations, maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a spiral circuit and a tailings dam have been built. The tailing dam is made of compacted earth from the surrounding areas. The first phase of construction will support four years of operation. A second phase will raise the crest of the dam to contain all tailings generated during the mine’s nine year life.

Processed iron ore is sent by rail to the port for shipping. The Public Port CDSA is operated by the Santana Port Authority. A second private port is operated by Anglo Ferrous do Brazil. The two ports are on the north bank of the Amazon River, in the town of Santana, approximately 18 km upstream from Macapá. All shipments have been sent through the Anglo Ferrous port. There are no plans to use the public facility at this time.

Climate
The site is in a tropical rainforest region. Annual rainfall is 2,300 mm, and 85% of this falls in the rainy season (December to June). The annual temperature ranges from 230 C to 350 C. Relative humidity is 95%.

Operations

The Vila Nova Iron ore deposit is 5 to 40 metres thick and 1,800 metres along strike, with potential to extend to 3,000 metres. The ore body is sub-vertical, with the hanging wall made up of weathered schist and footwall grading to ferruginous quartzite and quartzite. It is well-suited for open pit mining using small mine equipment. The mine is a standard open pit that produces two products: lump ore and sinter fines. It uses hydraulic excavators and highway-type haul trucks with conventional rock boxes.

Trial mining and processing was conducted in June 2010 to test plant performance and logistic systems. The initial monthly production rate for 2011 was 52,000 tonnes of run of mine ore, yielding 45,000 wet metric tonnes of finished product. Approximately 50 percent of this is lump ore and 50 percent sinter fines.

High grade phosphorus ore from the upper benches is stockpiled and later blended with low grade phosphorus ore. Waste rock is placed onto a dump 2 km from the open pit at a strip ratio of 4.4:1, in 2012. During 2011, we had a contract with Anglo Ferrous to transport iron ore to Santana by railway, and provide ship loading in the Anglo Ferrous port. In July 2012, we entered into a 54 month contract with Anglo Ferrous, expiring December 2016. Sales of iron ore from January through June 2012 are inclusive in the contract terms. This longer contract was precipitated by the need to increase the rolling stock on the existing rail line.

Production and cost estimates
●	production of finished products:
2012: 613,780 dmt
2013: 620,000-640,000 dmt
●	operating costs: approximately $66 per dry tonne of lump ore and sinter fines (budgeted 2013/2017) for the life of mine.

There is provision to increase the production rate at Vila Nova with modest capital requirements. However, at the end of 2012, the iron ore spot price was not supportive of such investment. This will be reviewed moving forward.

The Capital expenditures to develop Vila Nova were $39,7 million. An additional $7.0 million of sustaining expenditures were invested during the period of 2010 to 2012. Capital costs for 2013 are expected to be $5 M.

The maximum general corporate tax rate in Brazil is 34%. Due to its location, however, Vila Nova qualifies for a reduced tax rate of 15.25%.

Environment
On November 28, 2012, Amapá State’s environmental agency renewed the operating environmental license based on a three year term.

We have implemented an environmental sampling program to monitor the pH, oils and chemical elements in the water and effluent, to make sure the operation is not contaminating the adjacent water systems. Every month, we send a report with the results to Amapá State’s SEMA Environmental Agency. Once the mine is closed, we will re-vegetate the pit, tailings dam and the waste dump and plant regional trees.

Geology and mineralization

Geological setting
The deposit is a steeply dipping outcropping hematite body, 5 to 40 meters thick, that trends approximately north-south with a narrow fold limb extending to the northwest.

Mineralization
The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

Drilling
From 2005 to 2007, 2008 and 2011 to 2012 we carried out topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing and review of mineral resources and reserves. 101 diamond drill holes for a total of 11,038 metres were drilled. Of these, 79 (9,848 metres) were in the portions of the deposit where mineral resources are currently being updated. Drilling was by wireline method with H-size equipment. Drill core samples ranged from 4.0 to 5.5 metres in length (40 percent equal to 5.0 metres). Trench samples excavated in Bacabal South were 5.0 metres.

Core samples were cut longitudinally with a diamond rock saw. One half was stored in special treated wood core boxes and the other half used for analysis. Standard logging and sampling conventions were used: the core was photographed before being sampled, and logged in detail. This information was entered into the project database. Core recovery was very good to excellent.

Sampling and analysis
We placed the samples in reinforced plastic bags, boxed them, and sent them to two laboratories for chemical analysis: the SGS-GEOSOL facility in Belo Horizonte, Brazil and the ALS Chemex laboratory facility in Vancouver, Canada.

The following compounds were analyzed: Al2O3, BaO, CaO, Cr2O3, Fe2O3, MgO, MnO, P2O5, K2O, SiO2, Na2O, SrO and TiO2 (to a detection limit of 0.01%). Ferrous Fe and LOI were also measured. Samples also underwent material characterization analysis.

Data verification
For quality control, we monitored two sets of duplicate data: regularly submitted coarse reject duplicates, and submissions to a second laboratory. Results showed good reproducibility and no bias in the assay process. Before modeling, we verified assay, collar coordinate and down hole survey data in the Vila Nova database against source data, and did not find any significant discrepancies.

In our opinion, the Vila Nova database is accurate and precise enough to estimate resources.

Technical report

The information about Vila Nova in this AIF is partly based on the scientific and technical data in the Vila Nova technical report: Technical Report on Vila Nova Iron Ore Project.

Qualified person: Roberto Costa, of Roberto Costa Engenharia Ltda, and Stephen Juras, Ph.D., P.Geo. of Eldorado Gold.

The report is dated July 31, 2007. It’s available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

There are currently no known material litigation matters or outstanding actions against the Vila Nova Mine, or Unamgen relating to Vila Nova.

Unamgen is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Unamgen cannot reasonably predict the likelihood or outcome of these actions.

Tocantinzinho

Development project

location	Pará State, Brazil
Ownership	100% through Brazauro Recursos Minerais Ltd., a wholly owned subsidiary of Eldorado Gold
type of mine*	open pit
metal	Gold
in situ gold:	proven and probable reserves: 1.98 million ounces grade: 1.25 g/t measured and indicated resources: 2.39 million ounces grade: 1.06 g/t inferred resources: 0.15 million ounces grade: 0.66 g/t
average annual production*	159,000 ounces
expected mine life*	13 years
employees*	171 (including 156 contractors)

*as per feasibility study

History

1950	Gold is discovered in the Tapajós region.
1970 to 1980	The gold rush occurs in Tocantinzinho and in Tapajos region with garimpeiros activities.The mining production expands.
1987	Mineração Aurífera Ltda. acquires rigths to search for gold in Tocantinzinho.
1991	Altoro and Renison Goldfields form a joint venture to conduct geological exploration in Tocantinzinho.
2003 to 2008	Brazauro Recursos Minerais, a subsidiary of Jaguar Resources acquires the properties and conducts a 97 hole, 25,600 meters of drilling campaign.
2008	Eldorado takes part in an Option Agreement with Brazauro Recursos Minerais and together with Unamgen carry out a 62 hole 19,431 meters drilling program.
2010	Eldorado Gold Corporation acquires Brazauro Resources and Tocantinzinho Project.
2012	Eldorado announces the Pre-Feasibility study and reserves of 1.97 million ounces of gold at Tocantinzinho. Eldorado is granted the Preliminary Environment License for Tocantinzinho Project.

Licenses, permits and royalties

Licenses
Environmental Preliminary license number 1218/2012 for Tocantinzhino project implementation, granted by SEMA- Environment Secretary of Para State. Issued on September 19, 2012, expiring September 19, 2015.

Permits
The Tocantinzinho deposit lies on two separate claims. Both claims were explored at the same time, but by regulation two separated exploration reports were presented to DNPM and approved in 2011 and 2012.

In September 2012, Tocantinzhino was granted its preliminary environmental License (PEL) by the Environmental Council of Para State, Brazil (COEMA). The PEL confirms the environmental feasibility of the Project and allows the Company to apply for the Construction License, the final permit needed for construction of the Project to commence. The PEL was granted after affirmative public hearings were held with the local community and the recommendation for approval of the Environmental Impact Assessment was received from the technical and legal sections of the Environmental Office of Para State (SEMA).

The Economic Exploitation Plan is being prepared for DNPM purposes and it is a requirement for the Construction License application and approval.

Royalties	A royalty of 1.0% on revenues is payable to the Brazilian government. A royalty of 3.5% on gold produced is payable to Dennis Moore and Alan Carter.

About the property

Geological setting
Tocantinzinho is located in the State of Pará in Northern Brazil, in the Tapajós region.  It is estimated that the Tapajós region historically has produced up to 30 million ounces of gold from artisanal miners exploiting both alluvial and saprolite hosted gold.

Exploration
Artisanal miners have been active at Tocantinzinho since the 1980’s but the bedrock potential of the area was not fully recognized until diamond drilling was completed by Brazauro, beginning in 2003.  Brazauro continued exploration of the property until Eldorado Gold optioned the project in 2009. Drilling of the main deposit area, conducted first by Brazauro and subsequently by Eldorado Gold, has defined a body of disseminated mineralization measuring over 700 metres in strike length by up to 180 metres wide. The deposit has been drilled to maximum depth of 400 metres below surface to date, and remains open at depth.

Exploration outside of the main deposit area is directed towards identifying drilling targets that might yield satellite mineralized bodies. To date, this work has included airborne magnetic and radiometric surveys, IP surveys, collection of outcrop and channel samples (mainly from artisanal workings), and extensive grid-based soil sampling programs. Geochemical and geophysical anomalies identified by these means are typically followed up with detailed infill soil sampling programs, and testing with either power auger drilling, reverse circulation drilling or diamond drilling.

Geological setting
Tocantinzinho lies within the Tapajós gold district, in the south-central part of the Amazon Craton. The district is dominantly underlain by granitic rocks of Paleoproterozoic age. The oldest mapped rocks are gneiss, schist, and metagranite of the Cuiu-Cuiu complex, which are intruded by granite and granodiorite of the Parauari Suite, tonalite, diorite and granodiorite of the Tropas Suite , and granite and granodiorite of the Creporizão Suite. Extrusive volcanic rocks of the Bom Jardim, Salustiano, and Aruri Formations cut or overlie all of these units. Alkaline granites of the Maloquinha Suite are widespread and intrude all older rock units.

Gold mineralization is found throughout the Tapajos district. In addition to Tocantinzinho, known deposits include Cuiu-Cuiu , Palito, Ouro Roxo, São Jorge, Sucuri ,V3-Botica, Bom Jardim, Doze de Outubro, and

Mamoal.

Many of the known gold occurrences in the Tapajos, including Tocantinzinho, are along a northwest trending regional lineament known as the Tocantinzinho Trend. This trend is readily visible in regional topographic data, satellite images and airborne geophysical data. The Tocantinzinho deposit is elongate in this same northwest orientation and is interpreted to be spatially controlled, at least in part, by this regional-scale structure.

The most widespread igneous rocks in the immediate area of Tocantinzinho are the granites and quartz-monzonites of the Parauari Suite. Much of the gold mineralization encountered to date is hosted by coarse grained, pink to grey syenogranite to monzogranite, with distinctive amoeba shaped quartz grains. This is known locally as salami and smoky granite.

Mineralization
The Tocantinzinho deposit is an elongate northwest-trending body, measuring approximately 180 metres wide x 700 metres long. It is a bulk-tonnage, sheeted to stockwork quartz vein deposit, hosted in granitic rocks of the Parauari Intrusive Suite. Gold is associated with hairline to 4 cm quartz veinlets in altered granites, and in aplite and pegmatite phases of the intrusive suite.

The mineralized zone has two types of veins and veinlets: an earlier sheeted quartz-chlorite vein system with associated pyrite, and younger veins of grey quartz with pyrite, generally with chlorite and carbonate and variable but small quantities of chalcopyrite, galena, sphalerite and native gold. The overall sulfide content of the gold-bearing zone varies from one to three percent.

The mineralized granites are cut by unmineralized andesite dykes, the largest of which widens upward and caps mineralization in the northwestern portions of the deposit. Andesite exists in other parts of the deposit as a series of northwest-striking dykes that are interpreted to have fed the larger andesite body. Both mineralized granites and unmineralized andesites are cut by pre-mineral rhyolite dykes.

Drilling
Diamond drilling was carried out by Brazauro Resources from 2004 to 2008 and by Brazauro Gold from 2008 until 2012 through their 100% subsidiary Brazauro Recursos Minerais S.A. A total of 47,000 meters in 194 holes were drilled for exploration and resource infill. Additional drilling for metallurgical information (1,400 meters in 6 holes) and geotechnical information (1,780 meters in 6 holes) were also concluded. Between 2011 and 2012, 23,000 meters in 74 holes were drilled for exploration purposes outside of the main orebody area, covering the main trend of the deposit previously defined. All diamond drilling was done with wire line core rigs using NQ and HQ size coring.

Drill hole collars were located using a total station instrument. All drill holes were drilled at inclinations ranging from 47° to 83°, along 40° to 220° azimuths. Down-hole surveys deviation (azimuth and inclination) were taken approximately every 60 meters using the Reflex EZ Shot instrument.

Geology and geotechnical data were collected from the core and it was photographed before sampling. Core recovery in the mineralized units was very good. The core is stored in storage facilities near the site.

Sampling and analysis
Sample intervals from (0.5) meters to 2.0 meters were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for sample preparation and analysis to SGS Geosol (Brazauro) and ALS Laboratory group facilities in Brazil.

After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create 250 to 300 g pulps. A SRM sample, a duplicate sample and a blank sample were inserted into the sample stream at about every tenth sample.  All samples were assayed for gold by 30 g charge fire assay with an atomic absorption finish. Low and high standards in pulps of 100g were inserted within the batches to control the analysis.

Data verification
Monitoring of the quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

The database supporting the Tocantinzinho resource model was reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in resource estimation.

In our opinion, the resource database for the Tocantinzinho deposit is sufficiently free of error to be adequate for estimation of the respective mineral resources. These data are also, in our opinion, accurate and precise enough for resource estimation.

Development

In 2009, Brazauro advised us that we had met our commitment to spend $9.5 million on exploration and development under the earn-in arrangement with Brazauro.  Eldorado Gold has since acquired 100% of the securities of Brazauro.

Work has focused on engineering studies covering the process plant, mine design, tailings management facilities (TMF), and other significant infrastructure installations, including power and access options. This work has led to compilation of a pre-feasibility study and report issued in May 2011. Results of the pre-feasibility study are summarized below.

Project Data	Prefeasibility Results
Production Data
Life of Mine	11 Years
Mine Throughput	4,400,000 TPY
Metallurgical Recovery Gold	90.1%
Average Annual Gold Production	159,000 Ounces
Total Gold Produced	1,780,300 Ounces
Operating Costs/ Tonne Ore
Total Operating Cost/Tonne Ore	$ 20.31/Tonne
Cash Operating Costs	$ 559/Ounce

Capital Cost
Initial Investment Capital	$ 383.519 M

Economics @ $1,250 Au After Tax
Net Present Value After Tax @ 5%	$ 187.213 M
Internal Rate of Return After Tax	11.8%

Exploration and development at the project continued in 2011. Field work was initiated to collect data on geotechnical, hydrogeological, and hydrology conditions at the site, in preparation for completion of a full feasibility study, scheduled to be completed by the end of 2013.

In September 2012 the Tocantinzinho project was granted its Preliminary Environmental License ("PEL"). Subsequently a first draft of the feasibility study was completed which highlighted capital and operating costs higher than were detailed in the table above.

Further work will be undertaken to determine if opportunities exist to improve the financial and operating performance of the Tocantinzinho project. This work in 2013 will include an in country review of operating and capital costs, operating performance as well as ongoing exploration in the district.

Technical report

The information about Tocantinzinho in this AIF is partly based on the scientific and technical data in the Tocantinzinho technical report: Technical Report for the Tocantinzinho Gold Project, Brazil.

Qualified person: Stephen Juras, Ph.D., P.Geo., and Rick Alexander, P.Eng., all of Eldorado Gold.

The report is dated May 3, 2011. It’s available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

There are no known material litigation matters or outstanding actions against the Tocantinzinho Development Project, or Brazauro Recursos Minerais Ltd. (Brazauro) relating to Tocantinzinho.

Brazauro is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Brazauro cannot reasonably predict the likelihood or outcome of these actions.

REGIONAL REVIEW

Greece

Olympias
Stratoni Mine
Perama Hill
Skouries
Greece
Angean Sea
Ionian Sea
Athens
Mediterranean Sea

 We currently have three development projects and one silver, lead, zinc operating mine in Greece

Properties

Stratoni – silver, lead and zinc operating mine
Olympias – gold, silver, lead, and zinc development project
Skouries – gold-copper development project
Perama Hill – gold development project

Stratoni

location	Chalkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold S.A. (Hellas Gold) pursuant to a shareholders agreement with - AKTOR Investment Holding Limited (5%)
type of mine	underground mine
metal	lead, zinc, silver
in situ metals as of December 2012
proven and probable reserves: 5.3 million ounces Ag at 184 g/t; 62,000 tonnes Pb at 6.9%; 103,000 tonnes Zn at 11.5%
measured and indicated resources (incl. reserves from above): 6.6million ounces Ag at 181 g/t; 78,000 tonnes Pb at 6.8%; 129,000 tonnes Zn at 11.3%

inferred resources of 2.0 million ounces Ag at 89 g/t, 30,000 tonnes Pb at 4.3%, 88,000 tonnes Zn at 12.5%.

Piavitsa inferred resources of 1.7 million ounces Au at 4.95 g/t, 13.6 million ounces Ag at 39 g/t.

average annual production: 2013 - 2017	11,000 tonnes Zn, 11,000 tonnes Pb, 850,000 ounces Ag.
employees	542 (including 158 contractors)
expected mine life	5 years, based on current proven and probable reserves

History

Ancient times	Lead ores smelted for silver in times of Phillip II and Alexander the Great
Pre-1996	Owned by Hellenic Fertilizer Company
1996	Ownership transferred to TVX Gold Incorporated (TVX)
2003	TVX closed the operation
2004	Operation passed to Greek State and subsequently to Hellas Gold, a subsidiary of European Goldfields
2005	Hellas Gold restarted operations at Stratoni
2012	Eldorado Gold acquired the project via the acquisition of European Goldfields icenses, permits and royalties

Mining	Five mining concessions (F12, F15, F16, F17 and OP25) covering 38 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits
The new EIA for the whole of the Kassandra Mines Facilities, including Olympias and Skouries,  was approved by Joint Ministerial Decision (JMD) No. 201745 issued on the 26th July 2011 and it is valid for 10 years, i.e., until 26th July 2021 (renewable).
The Operating Permit for Olympias is valid also for the same duration until 26th July 2021 (renewable).

Royalties	No royalty is payable on future production

About the property

Stratoni is located in the Chalkidiki Peninsula, of the Central Macedonia Province in Northern Greece, approximately 100 km east of Thessaloniki, which is the second largest city in Greece. It is readily accessible by car and bus, and the road network in the area is among the best in Northern Greece. The mine lies 3.5km west-northwest of the Company-owned port and loading facility at Stratoni village, along a paved road in a river valley that rises to the west to a maximum elevation of some 600 metres above sea level.  The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80, (approximately Latitude 40° 36’ and Longitude 23°50’).In addition to the concessions, the Company also owns the land containing the entire surface infrastructure associated with the mine.

The area is serviced with power via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at Stratoni. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and high groundwater levels. The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands.  The main farming products are wine, honey, olives and olive oil. The mine site comprises mine offices and change house, railed access into the mine and trackless decline portal, tailings facility, mill and flotation plant and laboratory. A Company owned port facility lies 3.5 km from the mine site at Stratoni village.

Climate
The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February and range between 3.5°C to 19°C, while highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations continue all year round.

Operations

Mining is a combination of transverse and longitudinal cut-and-fill methods with rock breaking by conventional drill and blast Production in ore commences after the access crosscut where the ramp reaches the footwall of the orebody, usually midway along its strike length. The stope development heading varies from 4.0 metres x 4.0 metres to 6.0 metres x 6.0 metres. This may be adjusted to allow for pinching and swelling. Ore is removed from the stope after blasting using load haul dump machines. The ore is tipped into the orepass system alongside the main ramp or in the lower areas directly into the dump trucks. A loading bay is developed if logistically necessary. The stoped area is then barricaded and fill is poured via 120 mm and 150 mm pipes from surface at a rate of approximately 40 cubic metres per hour. Tight fill is essential for safe operation in drift and fill mining.

Previous mining has generated considerable experience with the ground conditions and the rock mass’ physical and geotechnical characteristics. Support to the drives is on a 1.5 metres grid pattern utilising 2.1 metre Swellex bolts with additional shotcrete or steel arch support where required. Support to the slashed area is implemented as required.

The Stratoni concentrator plant is currently operating on a campaign basis five days a week at a rate of approximately 40 tonnes/hour of run of mine (ROM) ore from the Mavres Petres mine. Lead, silver and zinc recoveries of 92%, 85% and 92%, respectively, are achieved. The grade of the bulk lead/silver concentrate is typically 72% Pb with approximately 1,600 g/t Ag; the zinc concentrate contains 50% Zn. The crushing facility is capable of crushing up to 750,000 dry metric tonnes (dmt) per annum and as a consequence is currently only operating for one third of the available time. The ore is dry-crushed to minus 12 mm size and is conveyed to a fine ore bin. Ore is then wet ground to 80% minus 200 microns in a conventional rod mill/ball mill circuit. The flotation scheme is operated in the differential mode. This means that lead is floated first and the zinc minerals are subsequently recovered from the lead circuit tailing. Standard reagents and pH control are used in the flotation circuit to achieve production of the two concentrates. A thickener and disc filters are used to dewater lead and zinc concentrate. The lead and zinc concentrates are weighed and conveyed to storage sheds awaiting shipment to the smelter. Shipment occurs either through the loading facility at Stratoni port or via the Thessaloniki port. Stratoni can be used for materials being sold into the European market with the larger vessels using the alternate port.

The sludge from the water treatment plant is currently disposed with the fine flotation tailings in the Chevalier settling ponds as filter cake produced from a filter press commissioned by Hellas Gold in 2007. The combined capacity of the two lined tailings ponds is sufficient for the current life of mine when using the filter presses.

The lead and zinc concentrates produced from Stratoni operations are sold pursuant to off-take agreements entered into in July 2011 for the sale of 22,000 wet metric tonnes (wmt) of lead concentrate and 63,000 wmt of zinc concentrate from September 2011 through February 2013. In addition, Hellas Gold agreed in April 2007 to sell to Silver Wheaton (Caymans) Ltd. all of the silver metal to be produced from ore extracted during the mine-life within an area of some 7 km² around its zinc-lead-silver Mavres Petres mine, up to 15 million oz., or 20 million oz. if additional silver is processed through the Stratoni mills from areas other than the current producing mine. Hellas Gold received an upfront cash payment of $57.5 million and receives an additional $3.90 per ounce of silver sold. The Company receives 90% of payment on shipment with the balance paid on final invoice.

LOM production and cost estimates
The current reserve of 896,000 tonnes of proven and probable ore at a grade of 184 g/t Ag, 6.9% Pb, 11.5% Zn is sufficient for five more years of operation.  The process plant will treat from 160,000 to 240,000 tonnes of ore per year to produce an average of 850,000 oz Ag, 11,000 tonnes Pb and 11,000 tonnes Zn per year which equates to 16,900 tonnes of Pb concentrate and 28,200 tonnes of Zn concentrate.

Stratoni processed 191,602 tonnes of ore and produced 50,680 tonnes of lead/zinc concentrates during 2012 subsequent to the acquisition of EGU by the Company.  A total of 52,934 tonnes of lead/zinc concentrates were sold during that same period at an average price of $905 per tonne and average cash operating costs of $729 per tonne.

Forecast production for 2013 is 57,000 to 69,000 tonnes of lead and zinc concentrate at a cash cost of $565 to $690 per tonne.  Capital costs for 2013 are expected to be $5 million.

On January 11, 2013 the government of Greece has enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013.

Environment
On-going water pumping, treatment and backfilling at Stratoni are conducted in accordance with our commitments under our environmental permit. Currently mine water is directed to the water treatment plant at Madem Lakkos, with additional water treatment capacity at a second water treatment plant located next to the mill at Stratoni. The strategy is to reduce mine water draining through the old madem Lakkos sub-level caved areas. This is achieved by backfilling old mining voids compacting surface areas above and using pipes and channels to direct surface run-off water away from old mining sites.

Exploration

There is a long history of mining in the project area dating from the time of Phillip II and Alexander the Great. Modern exploration began when the Hellenic Fertiliser Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. More recent exploration began in 1996, when TVX conducted an intense programme of drilling as detailed in the “Drilling” section.

Underground sampling of the orebody has been carried out since 2007 and these data have been included in the current mineral resource. There had been no historic exploration in the Stratoni area using geophysical or geochemical techniques prior to 2007.

Airborne geophysical surveys using magnetic, radiometric, and electromagnetic techniques were completed by European Goldfields in late 2007.

Exploration in 1998 by TVX and in 2012 by Hellas Gold focused on drilling of the Piavitsa prospect, which is located approximately 2.0 km west of the Stratoni Mine.  Mineralization at Piavitsa is similar in style to, and controlled by the same geological features as, the Stratoni ore bodies at Mavres Petres and Madem Lakkos.

Geology and mineralization

Geological setting
The tectonic structure of Greece consists of elongated tectono-magmatic terranes which represent successive episodes of subduction. One such terrane is the Serbo-Macedonian massif which hosts the Stratoni deposit. The Stratoni mineralization is classed as lead-zinc-silver carbonate replacement type mineralization, with pyrite, galena and sphalerite as the main ore minerals. Most of the mineralized material at Stratoni and at Piavitsa is localized along the Stratoni Fault, a regional south-dipping extensional fault. The entire current mineral reserves of Stratoni are contained within the Mavres Petres ore body which consists of an east-west lens of lead-zinc-silver mineralization. The mined out Madem Lakkos ore body lies to the east of and is similar to that at Mavres Petres and occurs in the axis of an antiform within a lower series of marbles.

Mineralization

The Stratoni polymetallic ores at Stratoni consist of stratabound replacement mineralization hosted within marble horizons. The Stratoni deposits are restricted to two marble horizons, interlayered with biotite gneiss and schist. The Mavres Petres orebody is some 500 metres in strike length, between 100 metres and 340 metres in dip extent. The true thickness is on average 25 metres. The strike of the orebody is close to east west and the dip is 30° to the south.

The massive sulphide mineralization has a relatively simple mineralogy; the most abundant ore minerals are pyrite, sphalerite, galena, arsenopyrite and chalcopyrite. The dominant exploited minerals historically have been pyrite, sphalerite and galena. Quartz, calcite and minor rhodochrosite form the gangue minerals. The ore is also gold bearing; gold is mostly associated with the arsenian pyrite and arsenopyrite within the matrix of hydrothermal breccias or in veins cutting the lead-zinc sulphides. The gold mineralization is refractory.

The Piavitsa deposit occurs along  strike from the Madam Lakkos and Mavres Petres deposits and was explored and exploited historically for manganese at surface. The deposit lies within and adjacent to the Stratoni fault and has been intersected in drillholes over a strike length exceeding 2.0 km.  Mineralization styles at Piavitsa are varied and include massive sulfide replacement zones with high base metals, arsenic and gold, hydrothermal breccias containing clasts of altered marble and massive sulfide, banded epithermal quartz-rhodochrosite-gold veins and gold-bearing silica-pyrite-sericite altered schist.

Drilling

The drill hole data used in the mineral resource estimations of the Mavres Petres orebody was from work carried out by previous owners, TVX, and from more recent drilling carried out by Hellas Gold. 332 drill holes were drilled by TVX into the Mavres Petres orebody, all BQ or NQ size. Only the drill holes with collar surveys, and intersections within 50 metres of the collar were used in the estimation. Holes with intersections beyond 50 metres were used to assist interpretation. After 1999, 119 drill holes were drilled by Hellas Gold. These holes were surveyed downhole by Sperry Sun camera. All surveys in the drill hole database were corrected for magnetic declination. Collar surveys were picked up by total station survey.

Core is logged on the basis of lithology, all sulphides are logged as BPG (blende, pyrite, galena), mixed ore (pyrite > blende/galena) and pyritic ore. Lithologies logged were gneiss of various types, marble and aplite. Structural as well as minor geotechnical information was also logged. The orebody at Mavres Petres is drilled on nominal 25 metres spacing and is open down dip and along strike to the west. The drill orientation with respect to ore is highly variable since most of the holes were drilled in fans from mine infrastructure close to the orebody.

Sampling and analysis

Core sampling
Ore intervals are sampled to honour lithologic contacts, using regular one metre sample interval where possible. A total of some 3,400 samples have been collected. Sampling typically extends three metres into the adjacent waste rock. Internal waste units are sampled individually provided they are greater than 0.75 metres in length. All samples are identified using permanent marker, with a numbered ticket attached to the core box at the start of each sample. Interval location, hole number and date of sampling are recorded for each sample on the ticket books. Additionally, a short description of the sample is reported. Average core recovery in sampled areas is greater than 90%.

Channel sampling
Underground channel sampling of production faces are used, for the purpose of grade control. These channel samples have been used in these mineral resource estimations. Horizontal samples are taken one metre above the floor, which corresponds to the underground geological mapping elevation. Internal waste units are sampled individually providing the interval is greater than 0.75 metre in horizontal width. Vertical samples are taken where there is any form of horizontal zonation evident in the face. For sidewall channels, sampling is regularized to one metre intervals, extending two metres out into the footwall and hanging wall waste units. Internal waste units, as with face channels are sampled individually. Every third advance is marked for sampling using chip channels of 1 metres length. Samples are taken in a channel which replicates the size of NQ drilling in order to ensure good sample supports.

Analysis
All sample preparation is undertaken at a sample preparation laboratory on site. All samples are subsequently assayed for Ag, Pb and Zn. Sample analysis is via aqua regia and Atomic Absorption Spectroscopy (AAS). Drill samples inside the ore envelope were also assayed for Fe. The primary laboratory used is the mine laboratory in Stratoni, whilst ALS Chemex is the secondary laboratory. The Stratoni laboratory used for primary assays was certified according to the ISO 9002 standard under the scope “Preparation and Chemical Analysis of Geological Mining, Metallurgical and Environmental Monitoring Samples, Certificate No 53987” for data up to 2003 when the operation closed. The ALS Chemex laboratories are certified under ISO 9002 under the same scope as Stratoni.

Following a specific gravity measurement program involving over 600 samples by both volumetric and geometric methods, the decision was taken to use a constant density for massive sulphide of 4.2 g/cm3. Waste has been assigned a SG value of 2.75 g/cm3.

Data verification
Quality control (QC), since 1999, of assaying in the historic drill holes and underground channels has been undertaken by cross-checking 10% of pulps and 10% of the coarse rejects. QC samples were sent to the ALS Chemex laboratory in Vancouver, Canada and to the ALS Chemex laboratory at Gura Rosiei, Romania. This has showed that the channels and the drill hole samples are comparable datasets and that there is no significant bias in either. As such, both the drill core samples and the channel samples are seen as representative. The variability of sample orientation due to the nature of the fanned underground drilling and the channel sampling of both side walls and faces within the operation has not proved problematic due to the massive nature of the mineralization.

Mineral resource and mineral reserve estimates

The mineral reserves and mineral resources for the Stratoni mine are shown and described in context of the entire Company’s reserves and resources in section 27 of this document.

Technical report

The information on Stratoni in this AIF is partly based on the scientific and technical data in the Stratoni technical report prepared for European Goldfields: Technical Report on the Stratoni project – Pb Zn Ag Deposit, Northern Greece.

Qualified persons: Patrick Forward, FIMMM, and Antony Francis, FIMMM.

The report is dated September 21, 2010. It’s available on SEDAR (www.sedar.com) under Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Olympias Project

Material property under NI 43-101

location	Chalkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold pursuant to a shareholders agreement with - AKTOR Investment Holding Limited (5%)
type of mine	underground (plus reclamation of existing gold-bearing tailings)
metal	gold, silver, lead, zinc
in situ metals as of December 2012
proven and probable reserves – 4.06million ounces Au at 7.9 g/t; 58.9 million ounces Ag at 115 g/t; 602,000 tonnes Pb at 4.4%; 798,000 tonnes Zn at 5.9%
proven reserves in tailings (included in proven and probable reserves (above): 270,000 ounces Au at 3.4 g/t, 1.1 million ounces Ag at 14 g/t measured and indicated resource - underground (incl. proven and probable reserves from above): 4.26 million ounces Au at 8.9 g/t; 61.9 million ounces Ag at 130 g/t; 631,000 tonnes Pb at 5.0%; 842,000 tonnes Zn at
6.7%
Inferred resources: 477,000 ounces Au at 8.90 g/t, 8.3 million ounces Ag at 155 g/t, 85,000 tonnes at 5.1% Pb, 120,000 tonnes Zn at 7.2%.

average annual production metals
Tailings retreatment (Year 1 to 3):  50,000 ounces Au

Underground Mine Refurbishment (Year 4-5; 450,000 tonnes per annum): 84,000 ounces Au, 1.4 million ounces Ag, 15,000 tonnes Pb, 20,000 tonnes Zn

Underground Mine Expansion (Year 6 to end of life of mine; 850,000 tonnes per annum) 190,000ounces Au, 2.7 million ounces Ag, 29,000 tonnes Pb, 38,000 tonnes Zn

expected mine life	20 years, based on 2012 Mineral Reserve estimate
employees	301 (including 104 contractors)

History

historic times	Bulk of ores at Olympias above water table were extracted by 300 BC
1933	Shaft sunk to 74 metres depth with some drifting
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings)
1965-66	Further drilling intersected 10 metres of lead-zinc mineralization 20 metres below the 1933 shaft
1970	Ownership transferred to Hellenic Fertilizer Company; ramp was started and production commenced in West orebody

1974-84
Shaft was sunk to the -312 metre level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems

1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government
1995	Ownership transferred to TVX; production suspended to allow for drilling to define resources
1998-99	TVX completed drilling campaign (760 holes, 91,319 metres) and issued Mineral Resource estimation; initial feasibility study completed
2004	European Goldfields (through their 95%-owned subsidiary Hellas Gold) acquired property from Greek state
2011	EIS approved by Greek government
2012	Eldorado Gold acquired the project via the acquisition of European Goldfields Commenced tailings retreatment

Licenses, permits and royalties

Mining	Two mining concessions (F13, F14) covering 49.7 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits
Greek government formally approved the EIS submitted by Hellas Gold for the development of the Company’s Greek assets, thus completing the official approval process for the EIS
For production to commence, construction and operating permits (issued on submission to and approval by Greek Authorities of a technical study)
In early 2012, the technical study was approved by the Greek Ministry of Environment

Royalties	No royalty is payable on future production

About the property

Olympias is located in the Chalkidiki peninsula, of the Central Macedonia Province in Northern Greece. Olympias is within a group of granted mining and exploration concessions covering 317 km2, approximately 100 km east of Thessaloniki. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ‘80, Ellipsoid GRS80 (approximately Latitude 40° 36’ and Longitude 23°50’). It is readily accessible by road; the road network in the area is among the best in Northern Greece and a major highway has been constructed extending east from Thessaloniki to 15 km north of the property. Olympias lies 9 km north-northwest of the Stratoni port and loading facility, on a paved road along the coast.

The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are wine, honey, olives and olive oil.

Climate
The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

Operations

Olympias is a previously producing gold-lead-zinc-silver mine on care and maintenance from 1995 through 2010 and has since been in re-development. The Company has a phased approach to developing the Olympias project:

●	The existing Olympias process plant has been refurbished to process the existing tailings.This commenced in Q2 of 2012 and at year end the first gold concentrate was sold;
● During this period we are refurbishing and extending the existing underground infrastructure;
●
Phase II involves the processing through the same process plant at Olympias of ore from underground producing gold, lead and zinc concentrates. Phase II will commence once the existing tailings material has been processed;

●
Phase III involves a production ramp-up on completion of the underground connection to a new surface concentrator plant at a brown field site in the nearby Stratoni Valley allowing early rehabilitation of historic stockpiles and infrastructure in the Olympias Valley.

As part of the phased approach, we rehabilitated the existing concentrator plant to treat the existing tailings at potentially up to 1,000 ktpa and commissioning of the plant began late in the second quarter of 2012, continuing throughout the rest of the year.  The underground workings are to be refurbished and developed and ROM ore will be processed at the Olympias concentrator once the tailings reserve is depleted. Ore production will reach 400 ktpa producing three concentrates for gold, lead-silver and zinc respectively. Production will be increased to 700 ktpa to 850 ktpa in year 9 on completion of an 8.5 km decline (the Stratoni Decline) linking the underground works at Olympias to a new concentrator to be built in the Stratoni valley. The process at both concentrators is broadly the same with efficiencies of process and most particularly scale incorporated at the newer site. The crushed ore will be transferred to the fine ore bin ahead of the SAG mill and the secondary ball mill. The overflow from the hydro-cyclones classifier will be directed to the flotation circuit. The flotation section will produce three concentrates, firstly lead/silver; secondly zinc, and thirdly the gold bearing pyrite / arsenopyrite concentrate. Separation of the minerals into the three concentrates is achieved through a combination of pH control and conventional reagents for the depression and activation of the various mineral species. There is no long-term surface disposal requirement for the coarse tailings as, by removing approximately 20% of the material as fines, the remaining coarse tailings balance the underground backfill requirement. The fine tailings will be filtered and transported as filter cake to the Stratoni tailings management facility (TMF).

The facilities at Olympias include a water treatment plant. There is minimal risk associated with the concentrator process as the Olympias plant has operated successfully for many years, producing concentrates within the set metallurgical parameters. The recovery of the lead, silver, zinc and gold to their respective concentrates will be in the range of 90% based on previous operating history at Olympias. It is anticipated that with modern equipment and automated process control, the historical recoveries could be exceeded. Previous mining at Olympias was in the West Orebody. The proposed mining will complete the mining of mineral reserves remaining in these areas, but mainly mining the fully explored down dip extension to the West Orebody and the unexploited East Orebody. There are 13.6 Mt of proven and probable underground mineral reserves remaining at Olympias, which will support a maximum mining rate of approximately 850 ktpa in the later phase. Work is currently being undertaken to upgrade the reserve at Olympias. This may prompt a review of the throughput rate planned for Phase III. The chosen mining method is drift and fill based on the geotechnical conditions, environmental requirements and it was the method previously used in the mine and is currently used at our nearby Stratoni operation. It is seen as a low risk method, given the company’s experience in using it, and ensures there is no subsidence due to the use of cemented backfill.

LOM production and cost estimates
The current reserve consists of old tailings that will be reprocessed and also run of mine ore from the underground mine.  This includes 2,408,000 tonnes of tailings that is categorised as proven ore at a grade of 3.4 g/t Au and 14 g/t Ag.  Also included in the reserve is 13,572,000 tonnes of run of mine ore in the proven and probable category that is at a grade of 8.7 g/t Au, 132 g/t Ag, 4.4% Pb and 5.9% Zn.  These current reserves will sustain a 22 year mine life with commercial production of the reprocessed tailings started in late 2012. As indicated, these reserves are currently being re-modeled and the mine life and process rate may change based on this current work.

From 2013 to 2015, Phase I production will average approximately 50,000 ounces of Au per year from reprocessed tailings at an average cash cost of approximately $860 per ounce after other metal credits.

From 2016 to 2017, Phase II production will average approximately 84,000 ounces of Au per year from the underground ore at an average cash cost of approximately -$133 per ounce after other metal credits.

From 2018 to 2033, Phase III production will average approximately 190,000 ounces of Au per year from the underground ore at an average cash cost of approximately -$390 per ounce after other metal credits.

Pre-commercial production of 826 ounces of Au was achieved in 2012 while commissioning the treatment plant.

Forecast production for 2013 is 35,000 to 40,000 ounces of Au at a cash cost of $780 to $800 per ounce.  Capital costs for 2013 are expected to be $70.0 million.  Most of this is for underground development

On January 11, 2013 the government of Greece has enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013.

Environment
The Olympias EIS was submitted by Hellas Gold in July 2010 and was approved in July 2011. The Olympias EIS covers all environmental issues for the project.

Accumulating environmental impact is anticipated only in the Madem Lakkos (Stratoni) brownfield area where the new Olympias concentrator and tailings disposal facility will be constructed. The remainder of the infrastructure components are distant from each other and therefore there will not be any significant accumulating impact on the morphology of the area under study. Impact is of low significance, of local character and much will be non-permanent and partially reversible. All measures to minimize the anticipated impact will be taken. Olympias will benefit the Olympias area by allowing the rehabilitation of the Olympias Valley after approximately eight years of operation.

No significant impact is expected either quantitatively or in quality on the water in the immediate mining and processing areas or those areas within the immediate regional water system. Olympias has been designed such that any leakage can be managed and controlled. The overall impacts are assessed as moderately positive due to the rehabilitation of the old tailings ponds and permanent restoration of the valley site when the main processing operations move to Stratoni.

The Company has provided a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines and the removal, cleaning and rehabilitation of the old Olympias tailings.

Exploration

The Hellenic Fertilizer Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are available in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered in to the database but only in order to guide exploration work and for use in the modelling of major geological units. After 1996, TVX conducted an intense program of drilling as detailed in the “Drilling” section, below.

By February 1999, TVX had completed a drill program comprising 760 holes totalling 91,319 metres. A mineral resource estimation was completed in June 1998 and used in a feasibility study completed by Kvaerner ASA. The project was acquired by European Goldfields (through Hellas Gold) in 2004. No further exploration has been carried out; however checks of original assay certificates against database entries confirm the integrity of the data. Key areas of the orebody have had the interpolation checked and the overall geostatistical parameters have been checked. The mineral resource has also been audited by Behre Dolbear Group Inc. and SRK Consulting.

The Olympias orebody is essentially closed at near surface. It is open down plunge at depth and drilling will be considered from underground once development reaches the lower levels of the currently defined orebody.

Geology and mineralization

Geological setting
The tectonic structure of Greece consists of elongated tecto-magmatic belts of variable metamorphic grade which trend northwest to southeast. These broadly coincide with the trend of the main mountain ranges of the country. These zones represent successive episodes of subduction, resulting from the northeast movement of the African Plate during the Tertiary period. The rocks that comprise these orogenic zones consist of gneiss, schist and acid igneous intrusives. These rocks host the mineral deposits of the Kassandra Mining District.

Three main geotectonic units, following the same trend dominate north-eastern Greece; the Rhodope massif to the east, the Serbo-Macedonian massif and the Vardar Zone to the west.

The Serbo-Macedonian massif is sub-divided into two litho-stratigraphic tectonic units, the upper Vertiskos Formation to the south and west, with the Kerdilia Formation to the north and east, which hosts Olympias itself. A faulted contact named the Stratoni Fault separates the two formations.

The Vertiskos Formation is composed mainly of micaschist with intercalation of quartz lenses. It lacks the pegmatite that characterises the Kerdilia Formation. A large less deformed amphibolite is located at the contact between the units.

The Kerdilia Formation is sub-divided into two units; the Upper and Lower. The Lower Unit mostly consists of amphibolite gneiss, with lenses of foliated migmatitic rocks, named as pegmatites (and aplite). The Upper Unit consists mostly of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. The marble horizons of the Upper Kerdilia Formation host the ore zones at Olympias. Both the Kerdilia and the Vertiskos rocks were affected by early ductile and later brittle deformation during the mid-Cretaceous to mid-Tertiary. During the early Oligocene the district was subjected to extensional tectonics allowing for the intrusion of a post tectonic/metamorphic suite of plugs and dikes. These intrude both the Vertiskos and the Kerdilia formations and are in the range of syenite/trachyte to dacite. Examples of these post tectonic intrusions include those at the Skouries deposit and Fisoka prospect, both of which host gold-copper porphyry mineralization.

The Kerdilia Formation is separated from the Vertiskos Formation by the Stratoni Fault, an east-west to northwest-southwest striking, southerly dipping structure which is still active and which lies to the south of the Olympias deposit. Recent movement along the fault is normal though it is thought that this was originally a reverse movement fault that placed the Vertiskos on top of the Kerdilia. The Kerdilia Formation comprises a series of biotite, biotite hornblende and leucocratic gneisses, amphibolites and marbles. A greywacke parent is suggested for some of the biotite gneisses and an igneous origin for the remaining biotite, biotite hornblende and leucocratic gneisses and for the amphibolites. Retrograde mineral assemblages in these gneisses and schist indicate a post metamorphic thermal event.

Mineralization
The Olympias mineralization is a massive stratabound polymetallic replacement deposit hosted in the marble-gneiss contact of the Kerdilia Formation. The deposit comprises pyrite, arsenopyrite, sphalerite, galena, tetrahedrite-tenantite, boulangerite and chalcopyrite with secondary cerussite, chalcocite and covellite. Manganese oxides represent alteration of rhodochrosite. Gangue minerals include quartz, calcite, rhodochrosite, feldspar, kaolinite, chlorite, ankerite and graphite. The ore minerals are mainly massive in form. Kaolinisation is the main type of alteration associated with the deposit. Hydrothermal brecciation is common and chloritisation and silicification of host rocks immediately around the mineralised section is frequently observed.

The mineralization occurs within two orebodies. The West Orebody is approximately 250 metres wide and plunges 1500 metres to the southwest. It has been intersected from surface to a depth of 500 metres and is open down plunge. Its width varies between 5m to 15m with dips averaging 30° to 35° east. The East Orebody lies some 150 metres east of the West Orebody has an anticlinal structure, exhibiting axial thickening, with steeper dips toward the peripheries. It dips an average 25° to 30° to the southeast. Its width averages 75 metres and its average thickness is 7 metres. The mineralization has been traced for 600m down plunge.

The Olympias deposit consists of massive sulphide carbonate (marble) and aplite replacement lenses interlaid with biotite gneiss and schist. The rocks of the Upper Kerdilia Formation have been folded and over thrust which has thickened and fractured the marble units. The whole of the formation was then subject to uplift with subsequent gravity collapse of the uplifted block along a series of north-northwest to north-south trending arcuate, listric faults dipping to the east. The majority of the orebody exhibits a north-south strike, with plunge to the south-east. A common feature in the district is the presence of irregular lenses and vein type intrusions of aplite which postdates both the ore and host rocks.

Drilling
Only those holes drilled by TVX since 1996 were utilised for mineral resource estimation purposes as there is no means of validating those drilled by earlier operators. TVX drilled some 760 holes totalling 91,319 metres. Excluding samples with less than 60% recovery, which were eliminated from the mineral resource estimation, the overall recovery averaged 88.6%.

Core was logged on the basis of lithology. All sulphides were logged as blende (sphalerite), pyrite, galena (BPG), mixed ore (where pyrite is dominant) and pyrite/arsenopyrite ore. Lithologies logged were gneiss of various types, marble and aplite. Structural as well as minor geotechnical information was also logged. The orebody at Olympias was drilled on a nominal 25 metres to 45 metres spacing and the orebody is open down dip and along strike to the west. The drill orientation with respect to ore was variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30° where drill widths can represent twice the true widths. For this reason particular attention was paid to compositing of the one metre samples during the mineral resource estimation process. All drilling in the current mineral resource was conducted by TVX but the logs to these drill holes and the sample QC have been validated.

Sampling and analysis
After the core was brought from the underground or the surface drilling rig, geological and geotechnical logging was completed. During this stage, samples were defined by marking ‘from’ and ‘to’ points on the core. A detailed lithological and mineralogical description is given for each sample, which was then summarised in a two digit numeric code.

The sampling interval through the ore zone was 1 metre, except when lithological changes occurred. The sampling interval was adjusted so that different rock types were sampled separately. In general, 5 metres to 10 metres of waste into the hanging wall and footwall was sampled using two metre regular intervals and analysis of fully sampled cores has shown that this was sufficient to verify any low grade mineralization in the country rocks around the main zones. This sampling policy led to some 13,500 samples being taken over the 1,500 metres strike of the orebody. No factors were found to have affected the accuracy of the sampling and they have been found to be representative.

After geological mapping and geotechnical logging, samples were defined as described above and the core was split longitudinally by diamond saw. Samples were then placed in labelled plastic bags and sent to the Stratoni laboratory for sample preparation. The remaining half core was stored in a core shed until 2002 and was then containerised and these containers are kept locked on site.

All samples were routinely assayed for gold, silver, lead, zinc and arsenic. Initially, SGS Laboratories in Carcassonne, France were used for gold assays, while the remaining elements were determined at the TVX-Stratoni laboratory in Greece. The Stratoni laboratory used for primary assays was certified according to the ISO 9002 standard under the scope “Preparation and Chemical Analysis of Geological Mining, Metallurgical and Environmental Monitoring Samples, Certificate No 53987” for data up to 2003 which includes all data relating to Olympias. This procedure was followed for the first 2,000 in-fill samples. Approximately 12% of these were sent to the Chemex Laboratories in Canada to be assayed for all five elements as part of the QC procedure. Both assay houses used fire assay with AAS finish on 50gm samples for gold determination. AAS was used for the base metals. Gold showed satisfactory results but silver and lead determined at Stratoni showed high negative bias compared to Chemex, while zinc and arsenic results showed no bias. It was decided to keep the SGS laboratory gold assays for the first 2,000 samples but to re-assay all ore samples for Ag, Pb, Zn and As at Chemex and use Chemex for the remainder of the project.

Data verification
Subsequently, 9% of pulps were submitted on a routine basis to ALS-Geolab in Chile for check assaying. Statistical analysis of check assays for zinc and arsenic were within acceptable standards. Gold assays varied by 2% with Chemex again the more conservative. Some 4% of the coarse rejects were submitted under a different name to the Stratoni sample preparation facility and, following homogenisation, were split using a Jones splitter and a 400gm sample pulverised and split into two. The results from the coarse reject re-assays indicated that the Stratoni preparation facility was operated in accordance with high procedural standards.

Mineral resources and mineral reserves estimates

The mineral reserves and mineral resources for the Olympias project are shown and described in context of the entire Company’s reserves and resources in section 27 of this document.

No cut-off grade is applied within mineralization lenses due to the fact that the mineralization is massive and high grade with a sharp contact with unmineralized rock. Although certain lenses of mineralization were excluded by TVX as the prevailing metal prices could not justify the cost of development to mine them.

The mineral resources tonnage and grade has been calculated using geostatistical methods within Gemcom mining software. The main steps of the geological estimation process were: construct lithology geological solid models; composite drillhole samples into 1 metre intervals; conduct basic statistics on both the raw and composite assay data sets; conduct geostatistical analysis for each element for each lithology; generate unconstrained three dimensional mineral resource block models; validate the mineral resource block model with primary data.

Previous mining at Olympias was in the West Orebody above the minus 220 metres level. The proposed future mining plan includes completing the mining of mineral reserves remaining in these areas, but mainly mining the fully explored but unexploited East Orebody and the down dip extension to the West Orebody. The geotechnical conditions influence the choice and layout of mining methods.

Based on the current estimates of mineral resources and mineral reserves of the Olympias deposit, the Company believes that there are sufficient mineral reserves currently defined to sustain an approximate 21 year mine life. As indicated, work continues on a review of the reserves that might provide adjustment to the throughput rate and the resulting mine life

Technical report

The information on Olympias in this AIF is partly based on the scientific and technical data in the Olympias technical report prepared for European Goldfields: Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece.

Qualified persons: Patrick Forward, FIMMM, and Antony Francis, FIMMM, both of whom were employed by European Goldfields.

The report is dated July 14, 2011 and is available on SEDAR at (www.sedar.com) and EDGAR (www.sec.gov) under the Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Hellas Gold Litigation

European Commission proceedings
In December 2008, the European Commission initiated an investigation into alleged state aid by Greece in favour of Hellas Gold based on an anonymous complaint by an individual. The complaint alleged that in 2003 Hellas Gold received state aid from Greece in respect of non-payment of real estate transfer taxes and legal fees and in respect of the price paid for the former assets of TVX.

The investigation was in respect to the Greek state’s compliance with its treaty obligations regarding EU competition policy. Hellas Gold itself was not under investigation and its title to the assets it acquired was not under question and is not jeopardised by any ruling respecting this investigation. The underlying premise was that state aid can be (but is not always) incompatible with the EU competition policy.

A decision of the European Commission of February 23, 2011 concluded that the sale of the mining assets and licenses in 2003 by the Greek state to Hellas Gold was carried out below its real market value and, therefore, involved indirect subsidies in breach of EU state aid rules. The subsidy was calculated by the European Commission at €14 million. The European Commission also asserts that Hellas Gold did not pay transaction taxes amounting to €1.34 million; and on that basis alleges that the total amount to be recovered from Hellas Gold to the Greek state is €15.3 million, plus interest.

Based on the legal, economic and factual elements relied upon by the European Commission in making its finding of state aid in favor of Hellas Gold, the Greek state, European Goldfields and Hellas Gold have each sought to contest the decision on the basis that it is flawed and does not accurately reflect the entire circumstances and issues surrounding the December 2003 acquisition. Proceedings in the General Court of the European Court of Justice have been started and the hearing of the case is expected to take place within 2013 and a judgment is expected to be issued thereafter. The Ministry of Environment, Energy and Climate Change as required under the EU regulations initiated in Q3 of 2012 the process for the recovery of the penalty plus interest from Hellas Gold. As entitled under Greek tax law, Hellas Gold has filed a petition with the Ministry of Finance to pay the penalty and interest, a total sum of €21.7 million in proposed 17 equal monthly instalments while awaiting the appeal judgement. The application was processed by the competent Tax Office in Athens, it has been examined by a standing Committee of the Ministry of Finance and it has been approved by the Ministry of Finance in November 2012. Hellas Gold has been paying since the monthly installments. Upon the judgement becoming final and if Hellas Gold is successful in the matter application will be made to the Greek government for a refund of the penalty and interest paid.

Arbitration proceedings
In September 2007, Hellas Gold entered into a contract for the sale of gold pyrites ore to Eureka Mining plc (Eureka). Eureka took delivery of significantly less than the agreed quantity of ore in the timescale specified in the contract, which was subsequently amended. In April 2011, London solicitors acting for Eureka asserted a claim for market loss of $4.34 million plus a claim for “loss of profits” of $15.28 million. The letter also sought repayment of $567,400 charged by Hellas Gold to Eureka for an agreed extension of the contract period. Eureka referred the dispute to arbitration under the rules of the International Chamber of Commerce (ICC). The alleged loss of profits claim that was put forward by Eureka has been since abandoned by Eureka. The ICC Tribunal was constituted in December 2011 and the full hearing took place in London in the second week of November 2012. Hellas Gold has submitted its final closing submission and Eureka’s closing submission was due on December 17, 2012. On February 25, 2013 the Arbitral Tribunal issued an award to Eureka for the payment by Hellas Gold of US$7.5 million in damages, costs and interest. The arbitration took place in London, England. The Award is final and Hellas Gold is making the arrangements to satisfy its obligations.

EIA litigation
In November 2011 third parties initiated litigation against the Ministry of Environment, Energy and Climate Change (MoE) and four other Ministries before the Council of State (CoS) - Greece's Supreme Court on matters related to environmental protection seeking cancellation of the EIA approval granted to Hellas Gold in July 2011.  The plaintiffs, the MoE and the other Ministries, Hellas Gold and various other interested parties have submitted legal briefs to the CoS and a court hearing was held in early June 2012.  Hellas Gold is of the opinion that this litigation is without merit.  The CoS is expected to issue a decision on the case early in 2013.

In addition to the litigation brought against Hellas Gold described above, Hellas Gold is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.

Skouries

Material property under NI 43-101

location	Chalkidiki Peninsula, northern Greece
ownership	95% through Hellas Gold pursuant to a shareholders agreement with - AKTOR Investment Holding Limited (5%)
type of mine	open pit, underground
metal	gold, copper
in situ metal as of December 2012
proven and probable reserves: 3.60 million ounces Au at 0.81 g/t; 738,000 tonnes Cu at 0.53%
measured and indicated resource (incl. proven and probable reserves from above): 5.4 million ounces Au at 0.60 g/t; 1,234 million tonnes Cu at 0.43%
inferred resources: 1.67 million ounces at 0.31 g/t Au, 575,000 tonnes Cu at 0.34%.

average annual production (metal in concentrate): 2013 update	Open pit (Year 1 to 6): 140,000 ounces Au, 30,000 tonnes Cu Underground (Year 7 to end of life of mine): 90,000 ounces Au, 22,000 tonnes Cu
expected mine life	27 years, based on 2012 proven and probable reserves
employees	171 (including 55 contractors)

History

1960s	Initial drilling by Nippon Mining and Placer Development
1970s	Drilling carried out by Hellenic Fertilizer Company
1996-97	Ownership transferred to TVX; exploration drilling tested extensions at depth; in-fill drilling program carried out
1999	TVX issues Mineral Resource estimation; initial feasibility study completed
2004	European Goldfields acquired property
2006	European Goldfields prepared a Bankable Feasibility Study based on an open pit operation to a depth of 240 metres followed by underground mining
2011	Environmental Impact Study (EIS) approved by Greek government
2012	Eldorado Gold acquired the project via the acquisition of European Goldfields

Licenses, permits and royalties

Mining	Eight mining concessions (OP03, OP04, OP20, OP38, OP39, OP40, OP48, OP57) covering 55.1 km2, granted until March 26, 2026; can be extended twice for durations of 25 years each
Permits
Greek government formally approved the EIS submitted by Hellas Gold for the development of the Company’s Greek assets, thus completing the official approval process for the EIS
For production to commence, construction and operating permits (issued on submission to and approval by Greek Authorities of a technical study) are required
In early 2012, the technical study was approved by the Greek Ministry of Environment

Royalties	No royalty is payable on future production

About the property

Skouries is located in the Chalkidiki peninsula, in the Central Macedonian Province of Northern Greece, 100 km east of Thessaloniki and 35 km by road from the Stratoni port. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately Latitude 40° 36’ and Longitude 23°50’).

Skouries itself is specifically located within the concessions numbered OP03, OP04, OP20, OP38, OP39, OP40, OP48 and OP57 which collectively have an area of 55.1 km2. The concessions were granted in April 2004 by the Greek state and are valid until 26 March 2026. They can be renewed twice for durations of 25 years each. No royalty is payable on future production. There are no environmental liabilities attached to the property and there are no expenditure commitments.

The area is readily accessible by road. The road network is among the best in northern Greece and a major highway extends to within 7 km from the property. The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey, olives, olive oil and goat cheese.

The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at Stratoni. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and groundwater from wells.

Climate
The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Temperatures fluctuate little during the year. The lowest average temperatures occur during December to February ranging between 3.5°C to 19°C, while highest average temperatures occur during summer months ranging between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

Operations

Initial production will come from an open pit operation. The underground mine will consist of the orebody below the base of the open pit at 420 metres level (240 metres below surface), followed by a sublevel open stoping (SLOS) mining method commencing below the 30 metre crown pillar down to the minus 105 metres above sea level. The deposit will be accessed from surface by a service decline (“Ramp”) and a production shaft. A number of production levels will be developed from anaccess ramp. Production levels will be vertically spaced from each other at 25 metre intervals. Each production level will have an auxiliary and permanent ventilation system to provide adequate amounts of fresh air for the safe and efficient execution of mining activities. To allow a smooth transfer of production from open pit to underground without a production gap, the mine accesses, ore handling, crushing, hoisting facilities and dewatering systems will be developed and equipped prior to the start of production. The open pit mine production schedule has been developed on a planned annual ore production rate of 8.0 million tonnes per annum (Mtpa). An open pit mine operating 345 days per year consisting of three, eight hour shifts operating 7 days a week is planned, resulting in a daily average ore mining rate of 23,200 tonnes per day (tpd).

Some of the excess tailings from the underground mining operation will be mixed with cement and disposed of in the open pit as engineered backfill. This means that mining of the open pit has to be complete before the option of diverting the disposal of tailings away from the TMF valley site and in to the mined out open pit.

Underground production commences in Year 7 with pre-production of the underground mine commencing in Year 4. Production averages 4.4 Mtpa over most of the underground mine life. The mine design is based on three operational levels that will be mined simultaneously, accessed by a main ramp, positioned close to the orebody. The base level for each mining horizon will be linked to an exhaust vent raise, creating a main return airway. Intermediate ventilation raises will link each level with the closest main return airway drift. A main intake ventilation raise, close to the main ramp will be one of the three main air intakes (shaft, main ramp and intake ventilation raise).

The process plant and infrastructure design of the project has been based on extensive testwork carried out on samples that were representative of the resource. Technical information was provided by several specialist consultants, recognized metallurgical testing facilities and international engineering groups. Outotec Oyj of Finland (Outotec), has completed an engineering study for the project which included the supply of equipment including, grinding mills, the flotation equipment, the paste thickeners and the plant control system. In parallel with this, the Athens based engineering contractor, ENOIA S.A. (ENOIA), completed a basic engineering study and have started detailed engineering including aspects of the plant and infrastructure outside of Outotec’s scope. ENOIA will provide contract services and controls for all estimate areas of the project working under the direction of Hellas Gold.

The layout of the plant has been optimized over time incorporating many improvements which have resulted in capital cost reductions. Confirmatory geotechnical assessment is scheduled. The process plant is of conventional design comprising surface ore reception facilities and primary crusher, coarse ore stockpile, SAG and ball mill grinding with pebble crushing, a gold gravity circuit, rougher, cleaning and scavenger flotation stages, filtration and paste thickening of the tailings for disposal. In addition, the infrastructure facilities include the administration block, the workshops, fuel station, cafeteria and medical facilities as well as power, water and other services. The design will also take into account the ore delivery system from the underground phase of mining.

Capital spending for 2013 is estimated at $132 M. This work includes site clearing, power line construction, commencement of plant construction and the commencement of the portal and decline for the underground mine.

Production estimates
● 345 production days per year;
● 23,200 t of ore per day mining from open pit (8.0 Mtpa);
● 13,000 t of ore per day mining from underground (4.5 to 4.8 Mtpa);
● Average process recovery of 84% of gold and 90% of copper;
● Payable return of 96% for gold and 96% for Copper;
● Mine life of 27 years based on the proven and probable reserves.

Development and Operations

Environment
The EIS for Skouries (Skouries EIS) is covered under the Kassandra Mines Mineral Deposits Project which involves an area of 26,400 ha, in north-eastern Chalkidiki (Macedonia Region). The Kassandra Mines Mineral Deposit Project will be implemented by Hellas Gold, which obtained the mining rights by a contract included in the National Law No. 3220/2004.

The proposed Kassandra Mines Mineral Deposit Project includes the following sub-projects pertaining to Skouries:

● Mining Facilities of Skouries, new beneficiation plant and TMF.
● Port facilities in Stratoni.

ENVECO S.A., Environmental Protection, Management and Economy S.A., under Hellas Gold’s management, has authored the full EIS which was prepared principally by the application of:

● Law 1650/86 - ’The Protection of the Environment from Projects and Activities’, as amended by Law 3010/2002. This incorporates the EU directive on Environmental Impact Assessment (85/337/EEC as amended).

● Law JMD107017/06 which is the Greek implementation of the SEA Directive 2001/42/EC.

The Skouries EIS was submitted in July 2010 and was approved in July 2011. The Skouries EIS covers all environmental issues for Skouries.

Exploration

The historical owners, TVX, undertook 72,232 metres of drilling in three phases during 1996, 1997 and 1998. In 2012, Eldorado Gold drilled 6232m in 33 drill holes to eliminate or convert any Inferred mineral resources in the pit design.  Also, as all historic core was removed from the property, the Company drilled 10 confirmatory holes totalling 6,550m through the main regions of the Au-Cu mineralization within the planned open pit and underground mine designs.

Geology and mineralization

Geological setting
The Skouries deposit is located within the Serbo-Macedonian massif, which comprises strongly tectonised and metamorphosed Palaeozoic rocks. The massif is locally subdivided into two northwest-trending lithostratigraphic-tectonic units, namely the Vertiskos Formation to the west, which includes amphibolite gneiss flanking biotite schists and interbedded amphibolites, and to the east the underlying Kerdilla Formation, consisting of granitised and migmatised mica gneiss with amphibolite and marble horizons. The units have been intruded by Oligocene sub-alkaline porphyry stocks including the body that hosts the Skouries copper-gold deposit, and are separated by the arcuate Stratoni fault. Foliated leucocratic migmatites, locally termed pegmatites, occur within the Kerdilla Formation.

The Skouries deposit is a typical sub-alkaline copper-porphyry deposit, forming a near-vertical pipe intruded into amphibolite and biotite schist country rock. The alteration zones at Skouries are restricted in extent in contrast to well-developed concentric zones typical of high-level porphyries. The deposit occurs within an elliptical pipe of coarse-grained porphyritic syenite, part of a suite of Oligocene porphyry stocks that intrude the Kerdilla and Vertiskos Formations along a northwest trending belt.

Mineralization
Mineralization is disseminated in nature and is sub-vertical in orientation. The main deposit contains two higher grade zones in both Cu and Au; one near surface and the other below 400 meters depth. The mineralization in both zones consists of veinlets with subordinate bornite (0.1 mm to 5 mm thick) and disseminated chalcopyrite and bornite. Variable but subordinate amounts of digenite, chalcocite, covellite, molybdenite and pyrite also are present, Galena and sphalerite are rare. Magnetite is abundant and occurs as disseminations and in quartz veinlets. Gold mineralization occurs as native gold associated with gangue minerals and ranges in size from a few microns to 160 microns. It also occurs as blebs within sulphides, particularly in bornite and chalcocite. Gold correlates strongly with copper.

An oxide zone occurs from surface to 30 metres to 50 metres depth and includes malachite, cuprite, secondary chalcocite and minor azurite, covellite, digenite and native copper.

Drilling
A total of 72,233 metres of core drilled during the 1996 to 1998 TVX drilling campaign were available for mineral resource estimation. During this period, TVX drilled a total of 111 long surface diamond drillholes using NQ size (47.6 mm core diameter). Holes reached to 800 metres depths. Additionally, Eldorado Gold drilled 6232 meters in 33 NQ size drill holes. These holes, averaging 195m in length, tested inferred resources in the existing pit design. Hole deviation was measured by Sperry Sun every 50 metres depth. Drill runs were 3 metres. Collar co-ordinates were surveyed using total station DMT-410 in the pit area.

Sample Preparation, Analysis and Security of Samples

Sampling and analysis
The mineral resource estimate was carried out using only the TVX diamond drill holes. The drilling grid pattern used was 50 metres by 50 metres. Holes were drilled at an angle of some 60° to the pipe but given the disseminated nature of the porphyry type mineralization, it would be misleading to convert intercepts to true widths on this basis.

After geological and geotechnical logging, diamond drill holes were split lengthwise using a diamond saw. One half was stored for future reference and the other half was sampled at regular 2 m intervals and sent for sample preparation and assaying. Each sample was given an individual sample number and the rock type was coded.

Drill holes SK-08 to SK-30 (15,501 metres) and SOP-1 to SOP-33 (14,932 metres) were prepared at three different laboratories: I.G.M.F at Xanthi, I.G.M.F at Athens and TVX at Stratoni, the latter by TVX personnel. Drill holes SOP-34 to SOP-39 (3,045 metres) were prepared at the Stratoni laboratory by TVX personnel. Drill holes SOP-40 and onwards were prepared at the Skouries sample preparation laboratory located at Madem Lakkos by TVX personnel. Screw top plastic bottles rather than envelopes or plastic bags were used for storing and shipping the samples.

In all cases, gold, total copper, soluble copper with citric and sulphuric acid, and silver assays were done by the ALS-Geolab laboratory in Santiago, Chile that was chosen as the main laboratory. It should be noted that soluble copper assays were generally done for samples within the first 100 metres from the surface. Copper was determined by an aqua regia digest and AAS. Gold was normally assayed on a 50 g sample utilising fire assay with an AAS finish. However, as coarse gold is known to occur in the deposit, a study was conducted utilising screen fire assay using a minus 170 mesh screen and assaying the –170 mesh fraction combined with the results from the retained fraction.

Data verification
QC and quality assurance of sampling are discussed in the Skouries Technical Report (see below); it was concluded that there is no significant sample bias. Sampling was carried out on two metre intervals and across geological boundaries which is viewed by the Company as representative given the disseminated nature of the mineralization. Drillhole spacing is on a nominal 50 metre grid which is, in the Company’s opinion, more than sufficient sample support for the disseminated nature of the deposit mineralization.

The QC system used specified duplicate assays by a different laboratory and “blind” coarse reject checks. A size analysis of coarse rejects was done periodically to ensure that the first sample split is done when samples are below two mm, which ensures that the total sample preparation error is maintained within acceptable industry standards. Check assays for a large number of samples from Skouries drillholes SK-8 and SK-10 were done at the SGS laboratory in Carcassonne, France.

Mineral resources and mineral reserves estimates

The mineral reserves and mineral resources for the Skouries mine are shown and described in context of the entire Company’s reserves and resources in section 27 of this document.

Technical report

The information on Skouries in this AIF is partly based on the scientific and technical data in the Skouries technical report prepared for European Goldfields: Skouries Cu/Au Project, Greece – NI43-101 Technical Report.

Patrick Forward, FIMMM and Antony Francis, FIMMM, who were employed by European Goldfields, and David Smith, MIMMM, of Scott Wilson Ltd. are the Qualified Persons for this Technical Report

This technical report is dated July 14, 2011. It is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Litigation

Forestry Land litigation
On May 28, 2012 a lawsuit was filed before the Counsel of State challenging the legality of the decision of the Secretary General of the Decentralized Administration of Macedonia-Thrace, which gave Hellas Gold the right to acquire the forest land necessary for the development of its projects in Chalkidiki pursuant to the Olympias EIS approved by the Ministry of Environment, Energy and Climate Change in July 2011.

The scheduled hearing date of the lawsuit was initially on December 12, 2012 it was postponed and the hearing finally took place on January 9, 2013. The decision of the Court is now awaited and the Company is confident in the legal validity of the Olympias EIS approval and Hellas Gold’s compliance with the necessary formalities as provided in the law.
In addition to the litigation brought against Hellas Gold described above, Hellas Gold is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.

Perama Hill

Development project

location	Eastern Thrace region, northern Greece
ownership	100% through Thracean Gold Mining, a wholly owned subsidiary of Eldorado Gold
type of mine	open pit
metal	gold
in situ metals as of December 2012
proven and probable reserves: 0.98 million ounces
Au at 3.13 g/t, 1.15 million ounces Ag at 4 g/t.
measured and indicated resources: 1.38 million ounces Au at 3.46 g/t, 3.1 million ounces at 8 g/t inferred resources: 0.55  million ounces Au at 1.96 g/t, 1.86 million ounces Ag at 7 g/t.

average annual production	104,000 ounces
expected mine life	9 years, based on 2012 proven and probable reserves
employees	77 (including 29 contractors)
production	expected to commence mid 2015

History

1989	Exploration began
1994	Perama South discovered
1995	Perama Hill discovered
1996	Mining exploration license and land title received
1996, 1998, 2000	Drilling took place
2008	Eldorado Gold acquired Frontier including its 100% interest in the project
2009	Submitted Preliminary Environmental Impact Assessment (PEIA)
2012	Received approval for PEIA

Licenses, permits and royalties

Mining	Two mining titles cover 1,897.5 hectares; issued December 1999, expire December 2049. Can be extended for another 25 years.
Exploration	The two mining titles have in effect superseded the mining exploration licenses we had already obtained
Permits
We need the following permits:
● environmental permit license: we received approval of the Preliminary Environmental Impact Assessment (PEIA) in 2012
● the environmental impact assessment (Perama Hill EIA) application was submitted to the Minister of Environment in the second quarter of 2012
● mine operation license
● construction and operator licenses.
We expect to receive a positive finding on the environmental impact assessment in the first half of 2013.

Royalties	We will pay a 2.5% net smelter royalty to Franco-Nevada Corporation

About the property

Perama Hill is in the eastern Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandropoulos and 20 km south of Sappes. Most workers will come from the local region. Supplies and services will come mainly from Alexandropoulos.

Topography includes rolling hills ranging from 250 to 300 metres above sea level. Sparse vegetation includes small oak trees and Mediterranean thorn and scrub bushes. A stand of black pines north of the project is part of the Black Pine Forest. Access to the project is currently by farm tracks from Perama village, which is at the end of a 4 km long asphalt road from the main Thessaloniki/Alexandropoulos Highway. Future access will be through a new 7 km road from the Egnatia highway service road.

Climate
The region is in a Mediterranean climate zone, with warm, dry summers and mild winters. The mean annual rainfall is 557 mm.

Operations

Conventional open pit mining would be used at Perama Hill. The pit will operate one 8-hour shift 5 days per week. The crushing circuit will operate16 hours per day, 7 days per week. The mining and crusher loading operation will not run 24 hours per day because of its proximity to the local village. The processing plant will operate 24 hours per day.

The mine will use six 33 tonne trucks and two matching backhoes. A front-end loader would be used for the ore stockpile at the crusher. The process plant would use water from recycled sources, a local borehole as well as surface runoff where possible. The TMF would have a structural fill embankment and filtered tailings, and be close to the open pit. It would be lined with impermeable geosynthetic clay lining (GCL) and HDPE membrane.

Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard CIL circuit can be used for gold extraction.

Based on this testing, Aker Solutions E&C Ltd. (now Jacobs Engineering) designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones.

●	The crushing and grinding circuit will produce a product with 80% passing 75 microns (µm).
●	This will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold.
●	The tailings will be detoxified using the INCO process.

●	Carbon would be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process.
●
After detoxification, the tailings from the processing facility would be thickened and then filtered to remove any excess water. This material will be transported by truck and conveyor then placed in a lined tailings storage facility.

Production and cost estimates
●	average production: 1.20 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade mineralized oxide less than cut-off grade material to be stockpiled
●	average gold doré production: 104,000 ounces per year
●	expected cash operating cost: $25.78 per tonne milled / $288 per ounce
●	capital costs: $US 220 million (including sustaining capital)

On January 11, 2013 the government of Greece has enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013.

Environment
We are in the process of obtaining an environmental permit license.

This process is initiated by submitting a PEIA to the Ministry of Environment (MOE), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development, and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria the mine will operate under. Once these have been reviewed and finalized in an EIA, the MOE will approve the Perama Hill EIA, followed by approval from the five ministries.

In October 2000, Perama Hill’s PEIA was submitted by Frontier to the MOE. Also in that year, petitions were filed against the MOE to annul the Pre-Approval Act, which established the framework for the Perama Hill’s EIA. On August 18, 2008 the 5th Session of the Conseil d’Etat accepted the petition for annulment and invalidated the Pre-Approval Act, which invalidated the EIA.

In 2009, Eldorado Gold submitted a new PEIA under the amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project’s environmental impacts (landscape and visual, soil, land cover, surface water and ground water). Approval for the PEIA was received from the MOE on February 21, 2012. This represented a major milestone in the permitting process as it marked the acceptance of the project by all ministries. The next step in the process is the approval of the Perama Hill EIA. This study addresses the terms of reference issued by the ministry arising from the PEIA review. Following approval of the Perama Hill EIA, a series of construction and operating related permits will be required to commence construction of and production at the mine.

Exploration

Gold mineralization was discovered in the Perama Hill area in 1994 during follow-up prospecting of areas identified during a reconnaissance bulk leach extractable gold (BLEG) sampling program. Early exploration programs in the project area included soil and stream sediment geochemical surveys, and channel sampling over exposed stockwork zones. This work identified two centres of mineralization, corresponding to the Perama Hill deposit and the Perama South prospect.

Reverse circulation and diamond drilling were completed over both zones between 1996 and 1998, totaling 17,586 metres. An additional 1,866 metres of infill reverse circulation drilling was completed in 2000.

Geology and mineralization

Geological setting
The property is on the eastern margin of the north-south trending Early Tertiary graben, which is covered by the Sappes alluvial plain 15 km north of the deposit. The graben is infilled with intermediate to felsic ignimbrites and epiclastic rocks, andesitic hyaloclastites, and debris flow breccias, intercalated with fossiliferrous limestones, marls, and sandstones of Cenozoic age. The adjacent horst blocks are a combination of lower to middle greenschist facies meta-volcanic and meta-sedimentary rocks of various Mesozoic ages.

The dominant structural feature in the area, the East Graben Fault, juxtaposes the Cenozoic sequence against strongly deformed Mesozoic meta-volcanic and carbonate rocks. Following east-west extension and associated graben development, the area was overprinted by a phase of transpression with sinistral movement and uplift.

The deposit is hosted by volcaniclastic sandstone that overlies andesitic volcanic breccias. The sandstone is thickly bedded to massive and contains crossbedding, wood fragments and fossils. The andesites are composed of dominantly in-situ and reworked hyaloclastite, with intercalated andesitic conglomerate beds and thinly bedded reworked ash tuff.

Mineralization
Perama Hill is a high sulphidation epithermal disseminated gold deposit, overprinted by banded quartz-chalcedony, barite, and pyrite stockwork veins and veinlets. The deposit extends 750 metres north-south, and up to 300 metres east-west. It ranges from 15 to 20 metres thick at the flanks to up to 125 metres thick at the centre. The eastern margin is marked by the East Graben Fault.

Approximately 80% of the gold mineralization at Perama Hill occurs in the sandstone unit, where gold is disseminated and associated with very fine-grained pyrite and telluride minerals. Mineralized sandstones display pervasive silicification, and contain cavities and voids filled with barite or kaolinite. The remaining 20% of the system occurs in veins that cut the underlying andesite.

The deposit has been deeply oxidized. Oxidation extends roughly to the sandstone/volcanic breccia contact, allowing a thickness of more than 100 metres of oxide mineralization in the centre of the deposit.  This limit diminishes laterally to 15 to 20 metres at the deposit margins.

Drilling
There were drilling campaigns on the Perama Hill property in 1996, 1997, 1998 and in 2000. In total, 75 diamond drill holes were drilled (9,093 metres), and 137 RC holes were drilled, (9,116 metres). Collars of all holes were surveyed at the end of each drilling phase. Only some of the deeper diamond holes were surveyed for downhole deviation, but since almost all the drill holes were less than 100 metres long, deviation was not expected to be a significant factor.

Sampling and analysis
The core and reverse circulation chip samples were transported to the Thracean Gold Mines sample preparation facility located near the town of Sappes, where the core and chips were logged for geology and geotechnical information, and then photographed (core only). The core was marked in 1 metre intervals and sample tickets were placed at the end of each interval. The core was then cut in half with a diamond rock saw. One half of this material was returned to the core box. The reverse circulation samples were collected in 1 metre intervals and split to get a 1 kg sample. This sample was split in half again to produce a duplicate.

Samples were sent to the SGS-FILAB laboratory in France for analysis, where they were:

●	pulverized with a ring mill to 90% less than 150 mesh
●	fire assayed for gold using a 30 g sample size
●	sent for 32 element ICP analysis.

Samples were controlled by a quality assurance and quality control program, which included inserting blank and SRM samples into the sample stream, and preparing duplicate samples for analysis in a later sample batch. At the end of each phase, pulp samples were forwarded to Australian Laboratory Services of Perth, Australia, to check gold assays. The analyses were found to display acceptable precisions but showed an approximate 5% low bias in samples from the core drilling programs.

Data verification
All the assay values supporting the Perama Hill mineral resource estimates have been concluded to be in control. The low bias observed during parts of the diamond drill campaign is believed to have minimal impact on the mineral resource estimates. In places, the gold grade estimate may be slightly understated.

The data in the database that was used to estimate the mineral resource has been verified by checking it against original assay certificates. In our opinion, the Perama Hill database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Perama Hill technical report: Technical Report for the Perama Hill Project, Thrace, Greece.

Qualified persons: Richard Miller, P.Eng. and Stephen Juras, Ph.D., P.Geo. of Eldorado Gold.

The report is dated March 15, 2010, and effective January 28, 2010. It’s available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Litigation

There are no known material litigation matters or outstanding actions against the Perama Hill Development Project, or Thracean Gold Mines (TGM) relating to Perama Hill.

TGM is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and TGM cannot reasonably predict the likelihood or outcome of these actions.

REGIONAL REVIEW

ROMANIA

We currently have one development project in Romania:

Certej: Gold development project

Certej

Gold development project

location	Apuseni Mountains, Transylvania, Western Romania
ownership	80% through Deva Gold S.A. (Deva Gold), a joint venture with - Minvest S.A. (19.25%) - a Romanian state-owned company and three minority shareholders (collectively 0.75%))
type of mine	open pit
metal	gold, silver
in situ metal as of Dec. 2012
measured and indicated resources: 4.38 million ounces Au at 1.27 g/t; 30.67 million ounces Ag at 9 g/t.
inferred resources: 0.80 million ounces Au at 1.01 g/t; 4.87 million ounces Ag at 6 g/t
There are currently no reported reserves at Certej. The historical reserve as reported by European Goldfields was in pit, 2.12 million ounces Au at 2.0g/t; 12 million ounces Ag at 11.4 g/t. Lower grade material consisted of 0.18 million ounces Au at 0.7 g/t, 3.5 million ounces Ag at 14.0 g/t. Existing dumps: 0.11 million ounces Au at 0.5 g/t, 1.8 million ounces Ag at 8.9 g/t.
An Eldorado Gold updated reserve is expected in 2013 as economic parameters are confirmed.

average annual production	To be confirmed once the economic parameters have been determined. This is expected during 2013.
expected mine life	To be confirmed along with confirmation of economic parameters including cutoff grade
employees	99 (including 3 contractors)

History

historic times	Gold mining at Certej dates back to 17th and 18th centuries
pre-1970	Small-scale ad hoc mining around Certej
1970	Government mining company Minvest commenced mining of Bocsa base metal deposit 1 km east of Certej
1983	the Minvest-owned Certej mine took over the Baiaga-Hondol deposit, (the Central and West part of Certej), and the exploration and pre-stripping work of the deposit continued
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) acquired stake in Certej concession
2002	Two years of surface and underground channel sampling and

RC and diamond drilling culminated in an independent estimate of mineral resources by consultants RSG Global of Perth
2006	Minvest closed its mining and processing operations at the Coranda open pit and Certej town
2012
Eldorado Gold acquired the project via the acquisition of European Goldfields
Eldorado Gold completed 9,700 m of drilling and increased the mineral resources contained by 1.57 million ounces to 4.30 million ounces.

Licenses, permits and royalties

Licenses
Certej exploitation concession: covers 26.7 km2; granted for a period of 20 years, with an initial development-exploitation period of 5 years commencing on the day the concession was gazetted on January 25, 2000.
The Company currently holds, through Deva Gold, an exploitation license for the Baita-Craciunesti area and a prospecting license for Certej Nord.
The Company won 3 bids for exploration licenses inside the Brad and the Deva - Muncel concessions – that collectively cover 133.76 km2 to the northwest and southwest of Certej.
The Company is in the process of acquiring the land, through purchase and/or lease, which will contain the surface infrastructure associated with the mine

Permits
In March 2007, the Company submitted a technical feasibility study (TFS) to the Romanian government in support of a permit application to develop the project. The TFS was approved in July 2008 and a permit to mine the deposit subsequently granted.
On July 5, 2012, the Environmental Permit for Certej was approved by the Timisoara Department of Environment. This permit allows the projecto to move forward with forestry permits and apply for a construction permit.

Royalties	We will be required to pay a royalty of 4.0% on production of gold to the Romanian Government.

About the property

Certej is located in the southern part of the Apuseni Mountains in central Romania, some 12km NNE of the regional town of Deva in Hunedoara County. The nearby town of Deva is served by a national road and a railway line from Bucharest. A major river, the Mures, runs within 10 km of the proposed site and 110kVA power lines and water come to within 2 km of the site. Asphalted roads run directly to the deposit. The closest international airport is at Sibiu which is approximately 137 km towards Bucharest from Deva on the national road E68. International airports are also located at Cluj (180 km) and Timisoara (168 km).

Climate
The climate is mild temperate-continental, with mean temperatures of around 23°C in summer and -3°C in winter. Exploration and mining activities can continue throughout the year. Elevations within the project areas range from 400 metres to over 1,100 metres above sea level but with the hills around the deposit itself reaching a maximum of around 600 metres. Much of the area is hilly with incised valleys. The hills are forested with beech and oak with occasional conifers, particularly at higher elevations. Scattered small rural settlements, associated pasture, and other agricultural land occur at lower elevations, on gentler slopes and in the river valleys. The proposed site for Certej itself comprises an area previously used for open pit mining with associated dumps, secondary and tertiary forest and rough pasture. The hills continue to the north, east and west of Certej. The Certej valley drains the project area and the terrain grades into the Mures River alluvial floodplain to the south of the project area.

Operations

The deposit extends from surface and will be mined by open pit methods. The project as permitted would involve the mining and processing of 3.0 million tonnes of ore per annum. This will be reviewed as part of the current update.

The currently permitted metallurgical process involves the production of a gold and silver-bearing concentrate utilizing conventional mineral processing technology followed by the production of gold and silver bullion in doré on site by means of the Albion process. The Albion process is a combination of ultra-fine grinding of the concentrate with oxidative leaching at atmospheric pressure. The liberated gold and silver would then be recovered as doré by the conventional CIL process. Metallurgical testwork is currently underway to confirm the technical viability of this process along with confirmation of the economics for the project. Alternate metallurgical processes are also being considered as part of the testwork program.

Detailed technical and economic studies on Certej were submitted in March 2007, followed by a TFS which was approved in July 2008 by the National Agency for Mineral Resources. The TFS was further updated to incorporate an optimisation of the tailings facility sites and additional mineral reserves defined from in-pit lower-grade material and existing dumps, announced in February 2009. With the discovery of significantly more resources, the mining and processing rates need to be re-assessed. This may involve a higher processing rate treating lower grade material.

Environment
An environmental impact statement (Certej EIS) was produced in 2007 in accordance with the provisions of the Order of the Ministry of Environment and Water Administration No. 863/2002. This Certej EIS  was produced by a consortium of Romanian certified consulting companies and institutes coordinated by the University from Cluj who prepared separate reports for the individual sections of the EIS. Their main findings are;

The Certej EIS was compiled and submitted to the Romanian authorities in August 2010. On July 5, 2012, the Environmental Permit for Certej was granted in compliance with all Romanian legislation and European Union regulations.

Exploration
From the 1970s, exploration at Certej continued under the control of the Romanian state companies S.C. Minexfor S.A. and Regia Autonoma a Cuprului Deva or Minvest, and consisted of underground development (adits, drives and cross-cuts), underground diamond and short hole rotary drilling, channel sampling of existing and new underground development, surface rock chip sampling and limited surface diamond drilling. RSG then managed the exploration on behalf of Deva Gold from 2000 to 2003. The program during this period comprised underground channel sampling of all accessible underground drives and cross cuts, surface channel sampling, limited blast hole sampling and rock chip sampling in the existing open pit on the Central zone. Surface drilling was conducted between January and October 2001. Exploration over the Coranda dumps took place in two phases, with the first phase between 2004-2005, targeting higher-grade oxide material and mineralised Cretaceous strata with vertical RC drill holes. A second exploration phase in 2008 covered the remaining accessible dump areas with vertical RC drill holes and channel lines.

Geology and mineralization

Geological setting
The Certej exploitation concession lies within the ‘Golden Quadrilateral’ an area located in the Apuseni Mountains of Transylvania in Romania. This area forms part of the Carpathian-Balkan province of the Tethyan Arc and has historically produced between 20 million ounces (Moz) and 40 Moz of gold. The district hosts numerous known epithermal and mesothermal Ag-Au, Cu-Au and Cu, gold, silver and base metal deposits associated with the Neogene andesitic-dacitic volcanic and sub-volcanic bodies which intrude a variety of lithologies. These rocks are located along three distinct west-northwest trending belts; the Rosia Montana Belt in the north, the Zlatna belt in the centre and the Certej Brad belt, which hosts the Certej deposit, in the south.

The Certej Brad volcanic belt occurs within a major northwest-southeast trending graben which is approximately 20 km long and 10 km wide. The basement in the Certej area on either side of the graben has been mapped as Jurassic basalt. The basalts are commonly spilitically altered on extrusion, resulting in replacement minerals such as carbonate, albite and chlorite. Cretaceous sedimentary rocks within the graben are quartz-rich and are intercalated with black shales. They are interpreted to be of Barremian-Aptian (130Ma to 120Ma) age. Neogene conglomerates, grits, marls and grey shales overlie the Cretaceous sedimentary rocks.

The Certej concession is dominated by extrusive and intrusive andesite. Andesite stocks throughout the area are commonly propylitically altered and surrounded by lenses of extrusive andesite, which blankets the surrounding Neogene sediments. The south-western quarter of the tenement comprises a thicker sequence of Neogene sedimentary rocks. Andesites and associated extrusive are the main host for gold-silver mineralization in the concession with the exception of the Certej deposit.

At the Certej deposit, the sedimentary rock packages are cut by Neogene porphyritic andesites of both intrusive and extrusive origins which have been divided into the ‘Hondol’ and ‘Sacaramb’ types. Both types are of similar age and composition except the Sacaramb Andesite contains biotite and is coarser grained. The Baiaga Andesite is interpreted to postdate the Hondol and Sacaramb Andesite and is of similar composition to it, but is typically fine grained. All lithologies are commonly brecciated from crackle type breccias in the andesite to milled polymictic breccias which contain all rock types.

Thrusts and conjugate faulting are the dominant structural elements in the concession area. The Miocene andesites are spatially associated with the intersection of older thrusts and later faults, which are coeval with the andesitic volcanism.

Mineralization
The deposits along the Certej Brad belt are classified as low to medium sulphidation epithermal deposits. The Certej deposit itself formed at mid to shallow crustal, and may be related to a porphyry style system at depth. The deposit is situated within a 2.5 km by 1.5 km magnetic low which is bounded by unaltered biotite andesite to the west, north and east. The magnetic low is likely due to magnetite being replaced by pyrite during hydrothermal alteration. Within the magnetic low, significant gold mineralization has been outlined in a 1,500 metres long zone extending approximately east-west from Dealul Grozii to the NNE-trending Lidia Fault. Within the zone north-northwest trending fault zones, typified by breccias, host disseminated pyrite mineralization.

Drilling
Exploration was initially conducted by Deva Gold and then from June 2000 to the end of 2003 was managed on behalf of Deva Gold by consultants RSG. The program during this period included a surface drilling programme conducted between January and October 2001. In November 2004, a drilling campaign commenced. In total, 647 drill holes totalling 82,812 metres were drilled during the period of European Goldfields’ involvement in the project. Exploration over the Coranda dumps took place in two phases, with the first phase between 2004-2005, targeting higher-grade oxide material and mineralised Cretaceous sedimentary rocks with vertical RC drill holes. A second exploration phase in 2008 covered the remaining accessible dump areas with vertical RC drill holes and channel lines. Exploration drilling resumed in 2012, with 9,700 metres of drilling focussing on relatively untested areas in the western as well as deep central part of the deposit. No drilling information prior to European Goldfields’ involvement in the project has been used in the estimation of resources due to the lack of quality control when the data were collected.

Sampling and analysis
Both RC and diamond drilling methods have been used to define the Certej deposit. Sample weights have been routinely measured for RC drilling on a metre by metre basis as part of the standard RC drilling and sampling procedures. The resultant data has been statistically analysed. Theoretical percentage recoveries have been based on calculating the volume of a hole produced using a 5.25 inch hammer and using a density of 2.4 t/m3 (deposit average) to determine the theoretical sample weight. On this basis, the theoretical weight of a metre sample is 33 kg. RC samples were then sent to the laboratory for drying and pulverising to 85% passing minus 75µm. A 50 g charge is then taken for fire assay analysis by standard industry techniques.

To ensure a high sample quality, stringent data collection QC procedures were applied. The standard QC procedures for the DDH programs included the use of triple tube sample collection in areas of non-optimal ground conditions, the recording of core recovery and the photography of all core prior to sampling. The diamond core was marked off at 1 metre sample intervals and cut lengthways using a diamond saw to produce half-core samples for assay.

Prior to March 2005, all drilling and channel samples were sent to the Gura Rosiei SGS laboratory in Romania. Following March 2005, drill hole and channel samples were submitted to both the Gura Rosiei SGS laboratory in Romania and the, SGS exploration sample preparation facility in Krumovgrad Bulgaria and assayed at the SGS Chelopech laboratory in Bulgaria.

Data verification
The rapid submission of samples from drilling for analysis, and the close scrutiny of procedures by Romanian and expatriate technical staff, provides little opportunity for sample tampering. Equally, given the rigorous umpire assaying via external international laboratories and the regular ‘blind’ submission of international standards to the primary and umpire assay facilities, any misleading analytical data would be readily recognized and investigated.

Reference material for all samples is appropriately retained and stored, including chip trays derived from RC drilling, half-core and photographs generated by DDH, and assay pulps of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralization, and are entirely consistent with the historical and anticipated tenor of mineralization.

The current QC procedures include the submission of internationally recognized standards, umpire assaying at two internationally recognized laboratories in Canada (ALS Chemex) and Australia (SGS), duplicate and replicate sample analyses and the submission of RC field duplicate samples at a rate of 1:20, with the latter providing a comparison of the total sampling and analytical error.

The accuracy of the gold and silver assay data and the potential for cross contamination of samples during sample preparation has been assessed based on the assay results for the laboratory internal standards and blanks and the Deva Gold submitted Rocklabs standards.

Mineral resource and mineral reserve estimates

The mineral resources for the Certej project are shown and described in context of the entire Company’s reserves and resources in section 27 of this document. Note that a new mineral reserve has not been estimated utilizing the new 2012 resource block model. Significant differences exist between the previous and new block models for the Certej deposit. These differences have rendered the former mineral reserves obsolete.  As such the pre-existing total mineral reserve of 47.0 million tonnes at 1.6 g/t Au and 11 g/t Ag is now deemed historical. Work is in progress in 2013 on re-estimating a new mineral reserve for Certej.

Technical report

The information on Certej in this AIF is partly based on the scientific and technical data in the Certej technical report prepared for European Goldfields: Certej Updated Definitive Feasibility Study.

This document was authored by Patrick Forward, an employee of European Goldfields, and Tony Jackson, FIMMM, of TJ Metallurgical Services.

This report is dated 26 February 2009 and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Eldorado Gold Yukon Corp. (formerly European Goldfields Limited).

Litigation

Deva Gold S.A. (Deva Gold), is, from time to time, involved in various claims, legal proceedings and complaints, including pertaining to our operating licenses and permits, arising in the normal course of business.  The Company and Deva Gold cannot reasonably predict the likelihood or outcome of these actions.

MINERAL RESERVES AND RESOURCES

Year End 2012 Mineral Reserve and Mineral Resource Tabulations

The tables below show Eldorado Gold mineral reserves and mineral resources as of December 31, 2012.  Mineral reserves are included in the mineral resources and both are reported on a total project basis.  Cut-off grades are noted at the bottom of the respective tables.  The Olympias mineral reserves and mineral resources include 2.408 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au and 14 g/t Ag.  These are added into the gold and silver Proven reserve and Measured resource categories, respectively.  The pre-existing reserves for Certej project (46,960,000 tonnes at 1.60 g/t Au and 11.5 g/t Ag) are now deemed as historical due to significant changes in the Certej resource model.  New reserves for Certej will be estimated later in 2013.

Table 1: Eldorado Gold Mineral Reserves, as of December 2012
Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Eastern Dragon (95%)	837	11.07	297	2,253	6.46	467	3,090	7.71	764	95%
Efemcukuru (100%)	1,182	10.81	411	4,019	6.87	886	5,201	7.77	1,297	89%
Jinfeng (82%)	7,775	3.97	993	8,859	3.62	1,032	16,634	3.79	2,025	85%
Kisladag (100%)	102,695	0.88	2,913	344,915	0.64	7,148	447,610	0.70	10,061	77% oxide 63% sulphide
Olympias (95%)	11,294	7.57	2,749	4,686	8.70	1,311	15,980	7.90	4,060	85%
Perama (100%)	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	90%
Skouries (95%)	65,536	0.88	1,850	82,386	0.66	1,751	147,922	0.76	3,601	84%
Tanjianshan (90%)	3,505	2.94	331	1,156	2.96	109	4,661	2.95	440	80%
Tocantinzinho (100%)	17,735	1.39	792	31,315	1.17	1,183	49,050	1.25	1,975	89.6%
White Mountain (95%)	3,270	3.10	326	2,140	3.37	232	5,410	3.21	558	82%
TOTAL GOLD	216,306	1.58	11,016	488,949	0.94	14,740	705,255	1.14	25,756
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Eastern Dragon (95%)	837	81	2,178	2,253	67	4,848	3,090	71	7,026	80%
Olympias (95%)	11,294	104	37,763	4,686	140	21,092	15,980	115	58,855	83%
Perama (100%)	2,477	3	254	7,220	4	897	9,697	4	1,151	60%
Stratoni (95%)	784	195	4,915	112	107	385	896	184	5,300	83%
TOTAL SILVER	15,392	91	45,110	14,271	59	27,222	29,663	76	72,332

Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	65,536	0.64	343	82,386	0.51	406	147,922	0.57	749	90%
TOTAL COPPER	65,536	0.64	343	82,386	0.51	406	147,922	0.57	749
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	8,886	4.3	382	4,686	4.7	220	13,572	4.4	602	91%
Stratoni (95%)	784	7.4	58	112	3.9	4	896	6.9	62	92%
TOTAL LEAD	9,670	4.6	440	4,798	4.7	224	14,468	4.6	664
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	8,886	5.7	507	4,686	6.2	291	13,572	5.9	798	91%
Stratoni (95%)	784	11.3	89	112	12.9	14	896	11.5	103	92%
TOTAL ZINC	9,670	6.2	596	4,798	6.4	305	14,468	6.2	901
IRON	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%
Vila Nova (100%)	2,810	59.4		6,940	58.5		9,750	58.8		89.5%
TOTAL IRON	2,810	59.4		6,940	58.5		9,750	58.8

Mineral reserve cut-off grades (gold g/t):  Eastern Dragon:  1.0 g/t open pit, 1.7 g/t underground; Efemcukuru: 3.5 g/t;  Jinfeng:  0.7 g/t open pit, 2.3 g/t underground;  Kisladag:  0.20 g/t oxide, 0.31 g/t sulphide;  Perama:  0.8 g/t;  Tanjianshan:  1.6 g/t JLG sulphide, 1.3 g/t JLG oxide/transition, 1.5 g/t  323 Pit;  Tocantinzinho: 0.49 g/t sulphide, 0.43 g/t oxide; and  White Mountain:  1.5 g/t.   For Skouries a $7.00 NSR cut-off was use for the open pit and $25.26 NSR for the underground reserves.  The cut-off grade for Stratoni is based on a 16.5% Zn Equivalent grade (=Zn%+Pb%*1.08+Ag%*167) whereas the cut-off for Olympias is geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

Table 2: Eldorado Gold Mineral Resources as of December 2012
Project (Our Interest)	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	14,500	1.84	860	92,200	1.19	3,520	106,700	1.27	4,380	24,400	1.01	800
Eastern Dragon (95%)	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemcukuru (100%)	1,271	11.85	485	4,614	7.85	1,165	5,885	8.71	1,650	5,242	4.96	835
Jinfeng (82%)	11,353	3.94	1,437	13,704	3.40	1,499	25,057	3.64	2,936	10,422	3.07	1,029
Kisladag (100%)	105,533	0.87	2,938	458,222	0.59	8,618	563,755	0.64	11,556	379,725	0.40	4,908
Olympias (95%)	10,545	8.49	2,878	4,298	10.00	1,382	14,843	8.93	4,260	1,666	8.90	477
Perama (100%)	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa (95%)	0	0.00	0	0	0.00	0	0	0.00	0	10,854	4.95	1,727
Skouries (95%)	99,135	0.80	2,552	184,493	0.49	2,853	283,628	0.60	5,405	168,063	0.31	1,673
Tanjianshan (90%)	4,383	2.77	389	3,694	2.49	295	8,077	2.64	684	3,541	3.85	439
Tocantinzinho (100%)	19,777	1.29	820	50,457	0.97	1,574	70,234	1.06	2,394	6,950	0.66	147
White Mountain (95%)	4,029	3.47	450	3,337	3.23	346	7,366	3.36	796	4,193	5.22	704
TOTAL GOLD	274,390	1.54	13,555	827,094	0.86	22,740	1,101,484	1.02	36,295	626,022	0.67	13,483
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80%)	14,500	7	3,170	92,200	9	27,500	106,700	9	30,670	24,400	6	4,870
Eastern Dragon (95%)	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias (95%)	10,545	117	39,666	4,298	161	22,248	14,843	130	61,914	1,666	155	8,302
Perama (100%)	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa (95%)	0	0	0	0	0	0	0	0	0	10,854	39	13,610
Stratoni (95%)	1,141	181	6,640	0	0	0	1,141	181	6,640	705	89	2,017
TOTAL SILVER	30,050	54	52,211	108,573	17	58,481	138,623	25	110,692	48,591	21	32,159
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575

Project (Our Interest)	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
TOTAL COPPER	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	8,137	4.9	399	4,298	5.4	232	12,435	5.1	631	1,666	5.1	85
Stratoni (95%)	1,141	6.8	78	0	0.0	0	1,141	6.8	78	705	4.3	30
TOTAL LEAD	9,278	5.1	477	4,298	5.4	232	13,576	5.2	709	2,371	4.9	115
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	8,137	6.6	537	4,298	7.1	305	12,435	6.8	842	1,666	7.2	120
Stratoni (95%)	1,141	11.3	129	0	0.0	0	1,141	11.3	129	705	12.5	88
TOTAL ZINC	9,278	7.2	666	4,298	7.1	305	13,576	7.2	971	2,371	8.8	208
Iron	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%			(x1000)%
Vila Nova (100%)	3,095	59.4		11,480	58.5		14,575	58.7		10,323	59.8
TOTAL IRON	3,095	59.4		11,480	58.5		14,575	58.7		10,323	59.8

Mineral resource cut-off grades (gold g/t):  Certej: 0.7 g/t;  Eastern Dragon:  1.0 g/t; ;  Efemcukuru: 2.5 g/t;  Jinfeng:  0.7 g/t open pit, 2.0 g/t underground;  Kisladag:  0.25 g/t;  Perama:  0.5 g/t;  Tanjianshan:  1.0 g/t;  Tocantinzinho: 0.3 g/t; and  White Mountain:  1.0 g/t.  Cut-off for Skouries is 0.20 g/t Au Equivalent grade open pit and 0.60 Au Equivalent grade underground where the Au Equivalent grade  = (Au g/t + 1.6*Cu %).  Resource cut-offs for Olympias and Stratoni are geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

General notes on the tabulated mineral reserves and mineral resources

Mineral reserves and resources are reported on a 100% basis for each property and where applicable, are calculated to end of 2012 mining limits.  Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves and mineral resources. Estimates of mineral resources include mineral reserves.

Grade estimates for the mineral resources are based almost entirely on diamond drill hole samples.  Sampling and analyses of these samples are governed by company-wide protocols to ensure consistent and quality results.   Analysis for gold, silver, copper, lead and zinc were almost all done on sawn half core samples using fire assay, AA and ICP analytical methods. These analyses and the proceeding preparation are strictly controlled by the Eldorado Gold’s Quality Assurance / Quality Control programs.  These include standard reference materials, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site.  Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in the our resource estimates.

Except as otherwise described herein, the mineral reserve estimates incorporate adequate factors for ore loss and waste dilution. The reserves are based on the following price assumptions:

Gold	$1,250/oz	Efemcukuru, Jinfeng, Kisladag, Perama Hill, Skouries open pit, Tanjianshan, White Mountain,
	$1,000	Eastern Dragon, Olympias, Skouries underground and Tocantinzinho
Silver	$16.50/oz	Eastern Dragon
Copper	$3.00/lb	Skouries
Lead Zinc	$1,500/t	Olympias,
	$1,700/t	Stratoni

Resource classification into Measured, Indicated and Inferred mineral resources and reserve classification into Proven and Probable mineral reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in accordance to the disclosures requirements with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

Understanding mineral reserve and mineral resource classification

A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are classified into measured, indicated and inferred. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources and do not have demonstrated economic viability.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves. Consequently, these mineral resources are of a higher risk than mineral reserves.

Understanding estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See page 1 for information about forward-looking information, and page 103 for a discussion of our risk factors.

Qualified persons under NI 43-101

●	Richard Miller, P.Eng., Manager Mining, Eldorado Gold, is responsible for the Kisladag, Tanjianshan, Tocantinzinho, Vila Nova Iron, Jinfeng open pit, Perama and Skouries open pit reserves;

●	Norm Pitcher, P.Geo, President, Eldorado Gold, is responsible for the Jinfeng underground, White Mountain, Eastern Dragon, Efemcukuru, Olympias, Skouries underground and Stratoni reserves.

●	Stephen Juras, Ph.D., P.Geo., Director, Technical Services, Eldorado Gold, is responsible for all of the Company’s mineral resources.

Important information for US investors

You will not be able to compare the mineral reserve and resources information in this AIF with similar information from US companies.

The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements.

You should not assume that:

●	the mineral reserves defined in this AIF qualify as reserves under SEC standards
●	the measured and indicated mineral resources in this AIF will ever be converted to reserves
●	the inferred mineral resources in this AIF are economically mineable, or will ever be upgraded to a higher category.

Reconciliation

The table below reconciles our mineral reserves in projects where production has occurred, taking into account production in 2012 (and earlier if applicable).

Gold	Mineral reserves			Mined and Processed in 2012			Other changes in 2012			Mineral reserves
	Dec. 31, 2011									Dec. 31, 2012
	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)
Kisladag	459,870	0.71	10,516	12,607	1.20	486	347	2.78	31	447,610	0.70	10,061
Tanjianshan	5,528	3.16	562	1,057	3.67	125	190	0.49	3	4,661	2.95	440
Jinfeng	17,332	3.75	2,088	1,423	2.65	121	725	2.49	58	16,634	3.79	2,025
White Mountain	5,848	3.68	692	755	3.85	93	317	-4.02	-41	5,410	3.21	558
Efemcukuru	5,023	9.13	1,475	352	9.26	105	530	-4.28	-73	5,201	7.77	1,297

Iron	Mineral reserves		Mined and Processed in 2012		Other changes in 2012		Mineral reserves
	Dec. 31, 2011						Dec. 31, 2012
	tonnes (000)	grade	tonnes (000)	grade	tonnes (000)	grade	tonnes (000)	grade
Vila Nova	8,941	60.9 % Fe	662	60.3 % Fe	1,471	46.6 % Fe	9,750	58.8 % Fe

Ag- Pb-Zn	Mineral reserves Dec. 31, 2009				Mined and Processed in 2010, 2011 and 2012				Other changes in 2012				Mineral reserves Dec. 31, 2012
	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %
Stratoni1	1,760	177	6.3	8.5	690	157	6.1	9.7	-174	220	4.0	-11.7	896	184	6.9	11.5
1 Stratoni Mined and Processed includes material for 2010, 2011 and 2012

Additional Notes to the Eldorado Gold mineral reserve and resource estimates

Kisladag

Grade Modeling

- used 3D models: lithology models, alteration model, and mineralized or grade shapes
- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
- used a threshold value of 0.20 g/t Au
- assays were composited into 5 meter downhole composites
- data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains
- grades for blocks estimated with a hard boundary between them
- distributions do not indicate a problem with extreme gold grades for gold
- grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.

Mining

- open pit
- designed using Gemcom GEMS software based on a 10 metre bench height with double benching for most pit walls
- design based on an optimization using Whittle software
- berm width, face angle and bench stack heights vary by sector and rock quality with range of overall pit slope angles lying between 41 and 46.5 degrees
- block model contains expected dilution
- the pit will extend down to a bottom elevation of 370 metres above mean sea level

Efemcukuru

Grade Modelling

- create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system
- 3D shapes based on approximately a 1.5 g/t Au grade threshold and general vein geometry
- threshold value was chosen by inspection of statistical charts, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2 metre interval rule
- extreme grades were examined for gold mainly by histogram and cumulative distribution plots
- very high grade outlier assays in the south and middle ore shoots were given a high end cap grade of 200 g/t Au. A 40 g/t Au limit was imposed on north ore shoot assays
- an outlier restriction of 35 g/t Au for the south ore shoot and 70 g/t Au for the middle ore shoot (half the original search ranges) prevented over-extrapolation of high grades in areas of less dense drill coverage
- assays were composited into 1 meter downhole composites
- grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

- underground with ramp access
- primary stoping methods: cut and fill, drift and fill
- mine plan will extract 96% of the ore with 20% waste dilution
- spiral footwall ramps in each of the middle and south ore shoots provide access ore is be hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor.
- Paste backfill is used to fill mined areas

Tanjianshan

The mineral resources and mineral reserves lie primarily within the Jinlonggou deposit.

Grade Modelling

- Jinlonggou block model includes several fault surfaces and mineralized shapes that constrain and control gold grade interpolation
- 3D mineralized envelopes, or shells, based on initial outlines derived by Probability Assisted Constrained Kriging (PACK)
- used a threshold value of 0.70 g/t Au
- assays composited into 2 meter downhole composites
- data analyses demonstrated that regions of Jinlonggou bounded by the various steeply dipping crossing structures should be treated as separate domains
- grades for blocks within the respective domains were estimated with a hard boundary between them
- the analyses also showed that the distributions suffer from exposure to extreme gold values. Capping grades to assay data were derived by domain, and ranged from 20 to 30 g/t Au.
- grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

- open pit
- designed using Mine Sight software based on a 5 metre bench height with double benching for most pit walls
- design based on an optimization using Whittle software
- berm width and bench stack heights vary by sector; face angle is 70°
- block model contains expected dilution
- the pit will extend down to a bottom elevation of 3,320 metres above mean sea level

Jinfeng

Grade Modelling
- used a revised structural geology model to guide and control the grade model
- 3D mineralized envelopes, or shells , based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation within the structural permissive zone model
- used a threshold value of 0.40 g/t Au
- assays composited into 2.5 metre downhole composites
- the data analyses demonstrated that the F3/F2 and F6 structural domains within the gold mineralization shell should be treated separately
- A grade cap of 30 g/t Au was implemented in the assay data to reduce the influence of extreme gold grades on the model.
- grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining
- open pit and underground by ramp access
- designed using Surpac software based on 5 metres high benches with a flitch height of 2.5 metres
- design based on an optimization using Whittle software
- berm width, face angle and bench stack heights vary by sector and rock quality
- open pit designed using 100% mining recovery and 5% dilution
- the pit will extend down to a bottom elevation of 450 metres above mean sea level
- underground mining uses overhand cut and fill practices
- minimum mining block is 5m high x 5m across x 20m long
- estimated using 95% mining recovery and 5% dilution
- sub-paste backfill is used to fill mined areas

White Mountain

Grade Modelling
- used three geological domains within the main fault breccia zone to control the interpolation
- the shallowly dipping South and North domains and the steeply dipping Central domain were modeled in 3D by creating interpreted gold grade shells (0.8 to 1.0 g/t thresholds)
- the assays were composited into 2 meter downhole composites
- the fault breccia unit forms a hard boundary for gold mineralization, but mineralization between the three internal domains is continuous, so the selection of composites was not restricted by domain
- a 40 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 6% reduction in gold metal content
- grades were interpolated using ordinary kriging
- the gold estimate was validated by visual inspection of drill data in sections and plans, checks for bias and for appropriate grade smoothing

Mining
- underground
- uses sub-level long hole stoping
- average mining block is 30 metres high, 20 metres wide, and 10 to 50 metres long
- ore recovery ranges from 91 to 95% with a 5 to 14% waste rock dilution factor.
- tonnage is factored by 95% to account for karstic cavities
- cemented hydraulic back fill is used in mined areas

Eastern Dragon

Grade Modelling
- used 3D lode models (#5 and an eastern splay)
- drillhole data was prepared as full seam composites containing the true thickness, length averaged values for gold and silver, and gold and silver accumulations (product of grade and thickness)
- data analysis showed only limited samples required a top cut (no top cutting was done for silver)
- a grade cap of 250 g/t gold was applied to assay data before compositing
- grades were interpolated using ordinary kriging in two dimensions, in 25 metre x 25 metre blocks
- interpolation used a two-pass approach: the first pass required four values to interpolate a model grade value
- the model was validated by visual inspection and checks for bias

Mining
- open pit and underground with ramp access
- pit design was constrained by the need to minimize land use in this remote forested region, and by the possible need to use some of the available land as the operation's tailings impoundment facility underground
- open pit plans include 5% ore loss and 10% dilution
- underground will have benching as the main method of extraction using 15 metre spaced sub-levels
- the underground mine design incorporates 15% dilution and 5% ore loss.

Vila Nova

Grade Modelling
- resource work defined the quantity, quality, and classification of the iron ores
- the deposit was divided into 5 domains: Lagos, Bacabal North, Bacabal South (along the N-S trending limb), CP (the folded nose area) and Bacabal West (along the E-W limb)
- 3-D models were created according to lithology
- the lower grade/quality itabirite and iron crust materials were treated as waste rock and modelled separately
- assay data were composited into 5 meter lengths, honouring the ore type domains
- grade models were estimated for Fe%, SiO2%, Al2O3%, and P% and were estimated by ordinary kriging

- blocks and composites were matched on estimation domain
- the model was validated by visual inspection and checks for bias

Mining
- open pit
- design was based on the results of an optimization using MineSight software
- two operational pits (Lagos Final Pit and Bacabal Final Pit) were created. Mining bench height will be 10 metres with an overall slope angle of 35°
- design considered demonstrated product recoveries from actual production and current market conditions
- three ore products are to be produced from crushing and screening: lump, sinter fine and tail

Tocantinzinho

Grade Modeling
- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold grade interpolation.
- threshold grade was 0.20 g/t gold.
- Assays composited into 4 meter downhole composites
- a 25 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 2% reduction in gold metal content
- gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.

Mining
- open pit
- 3-phase pit sequence was designed based on optimized pit shells based on results of optimization using Whittle software
- mining selectivity based on 10x10 metres blocks in plan and a 5 metres face
- inter-ramp slope angles varied per sector and rock type - values range from 36.5 to 49 degrees
- no ore loss or dilution was applied (block model contains expected dilution)
- the final pit depth is 345 metres below surface
- mining fleet size was based on the haulage distances for ore and waste and net utilization factors that account for tropical weather conditions

Perama Hill

Grade Modelling
- made 3D geologic models for key features
- gold oxide mineralization was defined by a grade shell using a 0.6 g/t Au cut-off grade, which preserves the mineralization continuity and includes all potentially economic mineralization
- a cap grade of 30 g/t Au was applied to assay data before compositing
- assays composited into 2 meter downhole composites
- gold grades were interpolated by ordinary kriging
- silver grades were interpolated by inverse distance squared
- the model was validated by visual inspection and checks for bias
- a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods

Mining
- open pit
- designed using Gemcom software based on a 5 meter bench height with double benching for most pit walls
- design was based on an optimization using Whittle software
- pit extends from the top of Perama Hill (at 248 metres), to the pit floor (at 125 metres).
- the pit design is derived using an overall slope angle in the range of 32 to 37.5 degrees.
- the pit shell is designed to exclude any material within 500 metres of Perama village.

Certej

Grade Modelling
- incorporated data used in the previous model (317 diamond and RC drill holes and 330 underground channel samples) plus data from 144 newer diamond drill holes of which 45 were drilled in 2012.
- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation.
- Used a threshold gold grade of 0.20 g/t.
- Assays composited into 3 meter downhole composites
- a 70 g/t cap grade was applied to assay data to reduce the influence of extreme gold grades on the model whereas a 600 g/t cap grade was implemented for Ag. This resulted in about a 3% and 1% reduction in gold and silver metal contents, respectively
- gold and silver grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
- the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.

Skouries

Grade Modeling
- 3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold and copper grade interpolations.
- threshold grades were 0.10 g/t gold and 0.10% copper.
- Assays composited into 4 meter downhole composites
- Cap grades of 6% and 20 g/t were applied to copper and gold assay data, respectively, to reduce the influence of extreme grades on the model.
- Copper and gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass

The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2007 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged from a low of $608 to a high of $1,895 per ounce, based on the PM fixing price for gold.

We have used a price range between $1,000 and $1,250 per ounce Au in the mineral reserve and resource estimates for our projects. Using significantly lower gold prices in the reserve calculations and life-of-mine plans, would result in lower mineral reserve and resource estimates, material write-downs of our investment in mining properties and higher amortization, reclamation and closure charges.

If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

We are currently sellling lump iron ore and sinter fines produced at Vila Nova through a contract with CMC Cometals throughout 2013. This price has a fixed cost for shipping but the paid price is based on an index reflective of spot prices for 62% Fe material. Spot prices for iron ore fluctuate widely due to the supply and demand factors that influence steel production. At the end of 2008, iron ore spot prices dropped significantly because of the global financial crisis, so we put Vila Nova on care and maintenance. Iron ore prices then rebounded, and in the fourth quarter of 2010 we re-started trial mining operations at Vila Nova. Iron ore spot prices dropped again in 2012 but remained above our break even costs. At the end of 2012, iron ore prices were again climbing. Vila Nova has continued to make profits since start-up, but if iron ore spot prices drop significantly again, and over a prolonged period of time, we may have to put it back on care and maintenance.

Hedging activities

Companies use hedging activities to protect against fluctuations in the prices of gold, other metals and other commodities, and to minimize the effect that declines in prices can have on results of operations over a period of time.

We currently do not have any gold hedges or other commodity hedges, but we may hedge in the future. While hedging can protect us from declining prices, it can also limit the price we realize when prices are increasing.

We currently do not have any currency or interest rate hedges, but we may hedge in the future.  Currency and interest rate fluctuations can have an adverse effect on our future cash flow, results of operations and financial condition.

Mineral reserve and resource estimates

Mineral reserve and resource estimates are only estimates. We may not realize the levels of gold production indicated.

The proven and probable mineral reserve figures in this AIF are estimates, and may need to be revised based on various factors like:
●	actual production experience;
●	fluctuations in the market price of gold;
●	results of drilling or metallurgical testing;
●	production costs; and
●	recovery rates.

The cut-off grades for the mineral reserves and mineral resources are based on our assumptions about plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material and adverse effect on our future cash flow, results of operations and financial condition.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences.  Failure to identify and account for such occurrences in our assessment of mineral reserves and resources may make mining more expensive and cost ineffective, which will have a material and adverse effect on our future cash flow, results of operations and financial condition.

There is no assurance that the estimates are accurate, that mineral reserve and resource figures are accurate, or that the mineral reserves or resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.

Production and cost estimates

Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition.

Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed above, and:
●	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
●	mining dilution;
●	pit wall failures or cave-ins;
●	industrial accidents and environmental incidents;
●	equipment failures or not performing to specifications;
●	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
●	encountering unusual or unexpected geological conditions;
●	changes in power costs and potential power shortages;
●	shortages of and timing delays of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
●	litigation;
●	labour availability and other actions by labour at unionized locations;
●	restrictions imposed by government agencies and compliance with government regulations;
●	permitting or licensing issues;
●	political or social activism or unrest;
●	shipping interruptions or delays; and
●	land acquisition.

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

Infrastructure, energy and other commodities availability and cost

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, energy and power sources and water supply are important factors that affect capital and operating costs. If we do not have timely access to adequate infrastructure, there is no assurance that we can start exploiting or developing projects, complete them on a timely basis or at all, that the ultimate operations will achieve the anticipated production volume, or that our construction costs and ongoing operating costs will not be higher than anticipated.

Unusual or infrequent weather phenomena, accidents, sabotage, government issues or other events that interfere with the maintaining or providing of adequate infrastructure could also have an adverse effect on our operations and profitability.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources such as drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with the Company. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition.

Exploration and development programs

We estimate our current financial resources to be sufficient to support our planned exploration and development programs, however, additional capital may be needed for further exploration, development and construction of mineral projects in Brazil, China, Greece, Turkey, Romania and possibly elsewhere. If we decide to proceed to production on a development project for which funding has not yet been identified or sourced, then a significant amount of capital may be needed for project engineering and construction. As a result, the continuing exploration and development of our properties may depend on our ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining such financing at all, or on terms we find acceptable.

Foreign currency

We operate in a number of jurisdictions outside of North America (predominantly Brazil, China, Greece, Turkey and Romania) and incur certain expenses in foreign currencies. We currently receive revenue from operations in US dollars but incur a significant portion of our operating expenses and costs in foreign currencies, including Canadian dollars, Euro, Romanian Lei, Turkish Lira, Brazilian Real and Chinese RMB, each of which fluctuate in value and are subject to their own country’s political and economic conditions.

We are subject to fluctuations in the exchange rates between the US dollar and these currencies. This can have a material effect on our future cash flow, results of operations and financial condition and lead to higher construction, development and other costs than anticipated. We do not currently hedge currency exchange risks, although we may do so from time to time in the future.

Carrying value of assets

The carrying value of our assets is compared to their estimated fair value to assess how much can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and the actual fair value could be significantly different than these estimates.

If there are no mitigating valuation factors and we do not achieve our valuation assumptions, or we experience a decline in the fair value of our reporting units, it could result in an impairment charge.

Changes in accounting or financial reporting standards may have an adverse impact on our financial performance in the future.

Indebtedness and Financing Risks

As at December 31, 2012, we have approximately $593 million of total indebtedness. Our maintenance of substantial levels of debt could adversely affect our financial condition and results of operations and could adversely affect our flexibility to take advantage of corporate opportunities.

We have not historically maintained substantial levels of indebtedness. The higher level of long term indebtedness could have important consequences, including:

●
limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

●
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

●	increasing our vulnerability to general adverse economic and industry conditions;
●	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
●	placing us at a disadvantage compared to other, less leveraged competitors; and
●	increasing our cost of borrowing.

While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under the Senior Credit Facility as well as the Indenture from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.

Debt service obligation
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. Our Senior Credit Facility and the Indenture may restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations our debt instruments.

Restrict our current and future operations
Our Senior Credit Facility and the Indenture contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:

●	incur additional indebtedness and guarantee indebtedness;
●	pay dividends or make other distributions or repurchase or redeem our capital stock;
●	prepay, redeem or repurchase certain debt;
●	make loans and investments;
●	sell, transfer or otherwise dispose of assets;

●	incur or permit to exist certain liens;
●	enter into transactions with affiliates;
●	undertake certain acquisitions;
●	complete certain corporate changes;
●	enter into certain hedging arrangements;
●	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
●	consolidate, amalgamate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in our Senior Credit Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions.

Default on our obligations
A breach of the covenants under our Senior Credit Facility, the Indenture or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under our Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause or cross-accelerate or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. In the event of such a default:

●
the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or

●	we could be forced into bankruptcy, or liquidation or restructuring proceedings.

If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness.

Change of control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under our Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.

The source of funds for any purchase of the notes and repayment of borrowings under our Senior Credit Facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our Senior Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

Interest rate risk
Borrowings under our Senior Credit Facility are at variable rates of interest and any borrowings would expose us to interest rate cost and interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Business and operational risks

Regulatory requirements

Regulatory requirements have a significant impact on our mining operations, and can have a material and adverse effect on our future cash flow, results of operations and financial condition.

We have operations in a number of jurisdictions outside of North America, mainly in Brazil, China, Greece, Turkey, and Romania. The laws in each of these countries are significantly different, and they can change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing among other things:
●	prospecting;
●	development;
●	production;
●	imports and exports;
●	taxes;
●	mineral tenure, land title and land use;
●	labour standards;
●	occupational health;
●	waste disposal;
●	environmental protection and remediation;
●	protection of endangered and protected species;
●	mine safety; and
●	toxic substances and other matters.

Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste products from mineral exploration and production. Costs for discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with these laws and regulations are significant.  In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Not complying with applicable laws and regulations can result in enforcement actions that can include corrective measures requiring capital expenditures or the installation of additional equipment, or remedial actions. Parties involved in mining operations may be required to compensate those suffering loss or damage resulting in interruption of mining activities and may face civil or criminal fines or penalties for violating certain laws or regulations.  Any regulatory or judicial action against us for failure to comply with applicable laws and regulations could therefore materially affect our operating costs and delay or curtail our operations. There can be no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Foreign investments and operations

Most of our activities and investments are in foreign countries including operations and/or exploration and development projects in Brazil, China, Greece, Romania and Turkey.

These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:
●	uncertain political and economic environments;
●	risks of war and civil disturbances or other risks that can:
●	limit or disrupt a project;
●	restrict the movement of funds;
●	deprive contract rights; or
●	result in property loss by nationalization or appropriation with or without compensation;
●	risk of adverse changes in laws or policies of particular countries;
●	increases or changes in foreign taxation;
●	delays in or the inability to obtain necessary government permits, approvals and consents;
●	limitations on ownership and repatriation of earnings;
●	possible imposition of foreign membership limits;
●	foreign exchange controls and currency devaluations;
●	import and export regulations, including restrictions on exporting gold;
●
disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including laws relating to corrupt foreign practices and restrictions on the ability to pay dividends offshore;

●	loss from disease and other potential endemic health issues;
●	unfavorable social benefits and labour requirements; and
●	natural disasters.

Although we are not currently experiencing any significant or extraordinary problems arising from these risks, there is no assurance that we will not experience them in the future.

China may be considered an example of these risks.  We have three mines in China, and one under construction. The Chinese government plays a significant role in regulating the mining industry by instituting industrial policies. It also exercises significant control over the country’s economic growth by allocating resources, controlling foreign currency-denominated obligations, controlling foreign investment and provisions in its Foreign Investment Guidelines for Foreign Investment.  China’s significant growth in the past 20 years has been uneven geographically and in different sectors of the economy, and the Chinese government has responded by implementing various measures to control the pace and location of economic growth. These measures can have a material and adverse effect on our results of operations.

Companies with a foreign ownership component operating in China may be operating under a different framework than what is imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines, but any changes to the guidelines can have a material and adverse effect on our results of operations.

Companies need certain approvals to export gold from China, and there is no assurance we can obtain them. Like most gold producers in China, we sell our gold through the Shanghai Gold Exchange, which serves as a spot market for its members since gold is traded at market price and our doré is sold to local refineries. There is no assurance that these prices will continue to reflect international market prices.

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. We can repatriate our profits and dividends in foreign currency but cannot repatriate our capital unless it has been approved by the Chinese State & Administration of Foreign Exchange.

Another example of these risks is Greece.  Our acquisition of European Goldfields increased our presence in Greece significantly.  Over the past few years, the Greek economy experienced a downturn that is ongoing.  In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country.  The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and certain measures are being considered or are being implemented to address the debt situation.  The long-term and short-term effects of such a position are relatively unknown.

There is no assurance that the current economic situation could not get worse or that Greece does not adopt regulatory or political changes which may negatively affect our current and future operations and plans in Greece.

Repatriation of Funds

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold Corporation level, which costs could be material.

Permits, licenses and approvals

In countries where we have operations or carry out exploration activities, the mineral rights or certain portions of them are owned by the relevant governments. These governments have entered into contracts with us, or granted permits or concessions that allow us to carry out operations or development and exploration activities there, but government policy could change. Any change that affects our rights to conduct these activities could have a material and adverse effect on our results of operations.

In addition, mineral exploration and mining activities can only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. The duration and success of each permitting effort are contingent upon many factors we do not control.  In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials.  There may be delays in the review process.  There is no guarantee that we will be granted the necessary permits and licenses, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

All mining projects require a wide range of permits, licenses and government approvals and consents. It is not certain that we will be granted these at all, or in a timely manner. If we do not receive them for our mineral projects and mines, or are unable to maintain them, it could have a material and adverse effect on the results of our operations.

Joint venture partners

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures often require unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constating documents, and pledge of the joint venture assets, which means that each party to the joint venture has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with joint ventures, including:

●	disagreement with a joint venture partner about how to develop, operate or finance the project;
●	that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
●	that a joint venture partner may not comply with the agreements governing our relationship with them;
●	disagreement with a joint venture partner over the exercise of such joint venture partner’s rights under the agreements governing our relationship;
●	the possibility that a joint venture partner may become insolvent;

●	the possibility that we may not be able to sell our interest in a joitn venture if we desire to exit the joint venture; and
●	possible litigation with a joint venture partner over matters related to the project.

Some of our interests in China, Romania and Greece are through joint venture companies established under and governed by the laws of their respective countries. Some of our joint venture partners or counterparties to shareholder agreements in China and Romania are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government or other policies instead of purely commercial considerations.

Exploration efforts

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.

Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out drilling to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves.  Failure to replace or expand our mineral reserves could have an adverse effect on us.

Costs of development projects

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mine development projects, including Eastern Dragon, Tocantinzinho, Perama Hill, Skouries, Olympias, and Certej typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors including:
●	estimated mineral reserves;
●	anticipated metallurgical recoveries;
●	environmental considerations and permitting;
●	future gold prices;
●	anticipated capital and operating costs for the projects; and
●	timely execution of development plan.

Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:
●	interpreting the geologic data obtained from drill holes and other sampling techniques;
●	feasibility studies that derive estimated cash operating costs based on:

●	the expected tonnage and grades of ore to be mined and processed;
●	the configuration of the ore body;
●	expected recovery rates of gold from the ore;
●	estimated operating costs; and
●	anticipated climate conditions and other factors.

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.

Many events could affect the profitability or economic feasibility of a project, including the following, among others:
●	unanticipated changes in grade and tonnage of ore to be mined and processed;
●	unanticipated adverse geotechnical conditions;
●	unanticipated operational problems;
●	unanticipated metallurgical recovery problems;
●	incorrect data on which engineering assumptions are made;
●	costs of constructing and operating a mine in a specific environment;
●	availability of labour;
●	availability and costs of processing and refining facilities;
●	availability of economic sources of power;
●	adequacy of water supply;
●	availability of surface tenure to locate processing and refining facilities;
●	adequate access to the site, including competing land uses (such as agriculture and illegal mining);
●	unanticipated transportation costs;
●
government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

●	fluctuations in gold prices;
●	accidents, labour actions and force majeure events; and
●	community and non-governmental organizational action.

It’s not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

Our production and capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material and adverse effect on our business, results of operations, financial condition and liquidity.

Additional mineral reserves

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
●	our mining operations at Kisladag, Efemcukuru, Tanjianshan, Jinfeng, White Mountain, Stratoni and Vila Nova;
●	our development of Eastern Dragon, Tocantinzinho, Perama Hill, Skouries, Olympias, and Certej;
●	our ability to conduct successful exploration efforts; and
●	our ability to develop new projects and make acquisitions.

Operational risks and hazards

Our operations face a number of risks and hazards including among other things:
●	environmental hazards;
●	discharge of pollutants or hazardous chemicals;
●	industrial accidents and injuries;
●	failure of processing and mining equipment;
●	labour disputes and labour shortages;
●	problems or delays in supply;
●	changes in the regulatory environment;
●	unusual or unexpected geologic formations or other geological or grade problems;
●	unanticipated changes in metallurgical characteristics and gold and metal recovery;
●	unanticipated ground or water conditions;
●	cave-ins, pit wall failures, flooding, rock bursts and fire;
●	periodic interruptions due to inclement or hazardous weather conditions;
●	other acts of God;
●	unfavorable operating conditions;
●	bullion losses; and
●	our ability to identify additional mineral resources at existing properties.

These risks could result in damage or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. These liabilities can be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

In the context of environmental protection permitting, including the approval of reclamation plans,  we are required comply with existing laws and regulations and other standards that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, operations and financial condition.

Full compliance at all times

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Environmental matters

We expend significant resources, to comply with environmental regulations and permitting requirements, and we expect to continue to do so in the future.  Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have  been or will be at all times in complete compliance with such laws or permits, that compliance will not be challenged or that the costs of complying with current and future environmental laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

It is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies, and claims for damages to property and persons resulting from our operations, could result in additional substantial costs and liabilities, restrictions on or suspension of our activities and delays in the exploration of and development of our properties.

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

We may also be held responsible for the costs of addressing contamination from current or former activities and could be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

Insurance

Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.

There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk.  For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Competition

We operate in a competitive industry and compete with other, better established companies that have more financial resources, operational experience and technical capabilities than we do. We face strong competition from other mining companies that are acquiring properties that are producing or capable of producing metals.

We may be unable to acquire attractive mining properties, or do so on terms we consider acceptable. This could have a material and adverse effect on our revenues, operations and financial condition.

Key personnel

We depend on a number of key personnel, including Paul N. Wright, our Chief Executive Office, Norman S. Pitcher, our President, Paul Skayman, our Chief Operating Officer, and Fabiana E. Chubbs, our Chief Financial Officer. We do not have key man life insurance. Employment contracts are in place with each of these executives, however losing any of them could have an adverse effect on our operations.

We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our growth effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this we will be the case.

Good employee relations

We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of strikes, lockouts and other stoppages at our work sites. A prolonged labour disruption at any of our mines or projects could have a material and adverse effect on our overall operations.

Further, from time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our operations and profitability.

Title to our mineral properties

We have investigated title to all of our mineral properties and, to the best of our knowledge title to all of our properties is in good standing. It is possible, however, that any of our properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

There could be valid challenges to the title of any of our properties and, if successful, they could impair development and/or operations at our mines or projects. There is no assurance that title to any of our properties will not be challenged.

New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.  There is no assurance that we will be able to operate our properties as currently operated or permitted or that we will be able to enforce our rights with respect to our properties.

Certain of our mining properties are subject to royalty and land payment agreements. Failure by us to meet our payment obligations under these agreements could result in the loss of related property interests.

Litigation risks

All industries, including the mining industry, are subject to legal claims that are with and without merit.

In addition to the litigation in Turkey (see pages 26 and 31-32) and litigation at Hellas Gold (see pages 79-80 and 85-86), we are involved in various routine legal and regulatory proceedings. We believe that it is unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit.

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Health, Safety and Community Relations and Action

Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and surrounding communities. These laws and regulations also grant the authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance of such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We have made, and expect to make in the future, significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Further, certain non-governmental organizations (NGOs), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations.  They may also file complaints with regulators in respect of our, and our directors’ and insiders’, regulatory filings, either in respect of Eldorado Gold Corporation or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold Corporation or such directors or insiders and may adversely effect the price of securities of Eldorado Gold Corporation or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We seek to mitigate these risks through our commitment to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will mitigate these risks.

Tax Matters

We operate in a number of countries, each of which has its own regime. The tax regime and the enforcement policies of tax administrators in each of these countries may change from time to time and this is beyond our control. Our investments into these countries, our importation of goods and material, our land use, our expenditures, our sales of gold and other products, our income, our repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.

Our tax residency and the tax residency of our subsidiaries are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-tax resident in the jurisdictions that we or our subsidiaries report or are otherwise assessed, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations and financial condition.

New laws and regulations or amendments to laws and regulations relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition.  There is no assurance that our current financial condition will not change in the future due to such changes.

Risks relating to the global economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.

Global financial crisis
The global credit markets have experienced serious disruption beginning in 2007 because of declining residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slowdown in sales in the residential housing market, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence.

Conditions worsened in 2008 and have continued to be volatile, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers, creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, higher credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

Recent economic events have created further uncertainty in global financial and equity markets. The global debt crisis has caused increased global political and financial instability. Financial markets have been reacting to the crises and related political uncertainty with downward price pressure for many asset classes and high volatility, and risk spreads have increased significantly.

If the current crisis persists or worsens, it could lead to increased political uncertainty and financial turmoil, which could decelerate or hinder effective implementation of stability measures. Sovereigns, financial institutions and companies may become unable to obtain refinancing or new funding and may default on their existing debt, and measures to reduce debt levels and fiscal deficits could result in a further slowdown of or negative economic growth. These or similar disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material and adverse effect on our business, financial condition, results of operations and cash flow.

These and other related factors can lead to lower longer term asset values, which can result in impairment losses. High levels of volatility and market turmoil could have an adverse effect on our operations and the price of securities of Eldorado Gold Corporation.

Liquidity
We are exposed to liquidity risks in meeting our operating and capital expenditure requirements if we cannot maintain our cash positions, or appropriate financing is not available.

We may be unable to secure loans and other credit facilities in the future, and on terms we believe are favorable.

The current global financial conditions resulted in many financial institutions going into bankruptcy or being rescued by government authorities. Any cash deposits we have with financial institutions are therefore at risk.

Climate Change

Climate change refers to any changes in climate over time whether or not it is directly or indirectly attributable to human activity. This includes changes such as weather patterns, increased frequency of extreme weather events, temperatures, sea levels and water availability. We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly as described below.

Governments at all levels are moving towards enacting legislation to address climate change such as requirements to reduce emission levels and increase energy efficiency. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. Costs associated with meeting these requirements can be offset by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such regulation will not have an adverse effect on our results of operation and financial condition.

Our current operations are not directly threatened by predictions of rising sea levels. However, changes in sea levels could have indirect effects on our operations such as potentially affecting any necessary ocean transportation or shipping facilities. This could then have an indirect effect on our operations.

Extreme weather events (such as prolonged drought, increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production which may adversely affect our results of operations and financial condition.

Our facilities depend on regular and steady supplies of consumables (diesel, reagents etc.) to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, our production efficiency may be reduced which may have adverse effects on our results of operations and financial condition.

Risks related to acquisitions

Impact of acquisitions on our growth and financial condition

We continue to pursue opportunities to acquire advanced exploration, assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies and we may enter into acquisitions or other transactions with other companies.

Transactions involving acquisitions have inherent risks, including:
●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;
●	ability to achieve identified and anticipated operating and financial synergies;
●	unanticipated costs, liabilities and write-offs;
●	diversion of management attention from existing business;
●	potential loss of our key employees or the key employees of any business we acquire;
●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;
●	decline in the value of acquired properties, companies or securities; and
●	the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.

Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material and adverse effect on our financial condition and our ability to grow.

Completing an acquisition

Although we actively seek acquisition opportunities that fit with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material and adverse effect on our results of operations and financial condition.

Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.

We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material and adverse effect on our business, results of operations and financial condition.

Evaluating the merits or risks

It is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

Portfolio of Development Projects

As part of our strategy, we will continue our efforts to develop new projects.  We may not realize the benefits of our large portfolio of projects.  A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

We may be subject to significant permitting and completion risks and capital cost increases associated with an expanded our operations and our portfolio of development projects.

If there are significant delays in the permitting or completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

As a consequence our large portfolio of development projects, we will be subject to significant additional capital requirements associated with permitting and regulatory work, development costs and expanded operations.  The capital costs necessary to develop the projects could be significantly above our estimates.  Such capital cost overruns could have a significant adverse effect on our financial condition.

Risks related to securities of Eldorado Gold Corporation

Issuing more equity

Future acquisitions could be made through the issuance of equity of Eldorado Gold Corporation. A number of existing agreements provide for additional equity issues, and future agreements may as well. Additional funds may be needed for our exploration and development programs and potential acquisitions which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of our shareholders. Issuing substantial amounts of our securities, or making them available for sale, could have an adverse effect on the prevailing market prices for our securities. A decline in the market price could hamper our ability to raise additional capital through the sale of securities.

Price and volume fluctuations

The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.

In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation.

Dividends
While we have initiated a policy of payment dividends on common shares of Eldorado Gold Corporation, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

Director conflicts of interest

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has such a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Corporate governance requirements

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we comply with Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

Sarbanes-Oxley Act
We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold Corporation.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

Evolving Corporate Governance and Public Disclosure Regulations

We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which resulted in the SEC adopting rules that will require us to disclose on an annual basis, beginning in 2014, certain payments made by Eldorado Gold Corporation, our subsidiaries or entities controlled by Eldorado Gold Corporation, to the US government and foreign governments, including sub-national governments. The SEC also adopted rules requiring companies to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country. We expect that we will be required to enact procedures establishing the country of origin of our gold. Our efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

If any of the events or risk factors described occurs, it could have a negative effect on our business, financial condition or results of operations, and the market price of our securities could decline and investors could lose all or part of their investment.

The rules for changing the rights associated with our shares are contained in the CBCA. We generally need at least two-thirds of the votes cast at a special meeting of shareholders to make substantive changes to our share capital as described in our articles.

Common shares

Each common share gives the shareholder the right to:
●	receive notice of all shareholder meetings and to attend and vote their shares at the meetings.
●	participate equally with other shareholders in any:
●	dividends declared by the board
●	distribution of assets if we are liquidated dissolved or wound-up.

Common shares issued in 2012
Balance, December 31, 2011	551,682,917
Shares issued upon completion of acquisition of European Goldfields	157,959,316
Shares issued upon exercise of share options and redemption of European Goldfields DPUs	4,702,243
Total – issued and outstanding as at December 31, 2012	714,344,476

Non-voting shares

Each non-voting share gives shareholders the right to:
●	receive notice of all shareholder meetings and to attend meetings
●	participate equally with other shareholders in any:
●	dividends declared by the board
●	distribution of assets if we are liquidated, dissolved or wound-up
●	convert their non-voting shares to common shares, as long as it does not result in the owner or its affiliates beneficially owning 40 percent or more of the issued and outstanding common shares.

Holders of non-voting shares are not entitled to vote at shareholder meetings, except as required by law. They do, however, have one vote for each non-voting share they own for any proposal to:

●	amend the articles to change the maximum number of authorized non-voting shares
●	increase the maximum number of authorized shares that have rights or privileges equal or superior to non-voting shares
●	exchange, reclassify or cancel all or some non-voting shares
●	create a new class of shares equal or superior to non-voting shares.

If non-voting shares are outstanding:
●	the board cannot declare or pay a stock dividend unless it does so for both share classes.
●	one class of shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same way and in the same proportion.
●	we cannot make a rights offering unless it is made equally to shareholders in both share classes.

Stock option plans and other

For further discussion on our stock options plans including converted Eldorado options issued pursuant to the Plan of Arrangement with European Goldfields, and the rights to acquire Eldorado Gold shares as satisfaction of European Goldfields DPU redemption and our RSU redemption, see our Management Proxy Circular.

Senior unsecured notes

On December 13, 2012, Eldorado completed an offering of $600 million aggregate principal amount of 6.125% senior unsecured notes. The notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado’s wholly-owned subsidiaries SG and Tuprag and will be guaranteed by each of the Company’s wholly-owned subsidiaries that becomes a borrower or guarantor under debt facilities of the Company, subject to certain exceptions.

Indenture
The notes are governed by an indenture (Indenture) dated December 13, 2012 among the Company, SG, Tuprag, Citibank, N.A., as U.S. Trustee, and Citi Trust Company Canada, as Canadian Trustee.  Under the Indenture, the Company may redeem some or all of the notes at any time on or after December 15, 2016, December 16, 2017 and December 15, 2018 at redemption prices equal to 103.063%, 101.531% and 100.000%, respectively, of the principal amount of the notes plus, in each case, accrued and unpaid interest, if any, to the date of redemption. Prior to December 15, 2016 the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption. The Company may also redeem up to 35% of the original aggregate principal amount of the notes using the proceeds of certain equity offerings prior to December 15, 2015 at a redemption price of 106.125% plus accrued and unpaid interest, if any, to the date of redemption. The notes may be redeemed at the Company’s option, in whole but not in part, at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption in certain circumstances in which the Company would become obligated to pay certain additional amounts under the notes. If the Company sells certain of its assets or experiences specific kinds of changes in control, the Company must offer to purchase the notes.

The notes will be the Company’s senior unsecured obligations and will rank equally in right of payment to all of the Company’s existing and future senior unsecured debt and senior in right of payment to all of the

Company’s existing and future subordinated debt. The notes will be effectively subordinated to any of the Company’s existing and future secured debt to the extent of the value of the collateral securing such debt. The note guarantees will rank equally in right of payment with all of the guarantors’ existing and future senior debt, effectively subordinated to any of the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt and senior in right of payment to all of the guarantors’ existing and future subordinated debt. In addition, the notes will be structurally subordinated to the liabilities of the Company’s non-guarantor subsidiaries.

The Indenture contains customary affirmative and negative covenants that, among other things limit the ability of the Company and its subsidiaries to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of the Company; engage in transactions with the Company’s  affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries. For full details of the terms of the notes, see the Indenture, which is filed under Eldorado’s profile on SEDAR at www.sedar.com.

Ratings
The notes have been assigned credit ratings of Ba3 by Moody’s Investors Service (Moody’s) and BB by Standard & Poor’s Rating Services (S&P).

Moody’s issuer credit rating is an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts. S&P’s issuer credit rating is a forward-looking opinion about an obligor’s overall creditworthiness in order to pay its financial obligations.

Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  A rating of “Ba” by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A  credit  rating  of  “BB”  by  S&P  is  the  fifth  highest  of  ten  categories.  According to the  S&P  rating  system,  an obligor with debt securities rated “BB” is less vulnerable in the near-term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.

The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Dividend policy

The board established a dividend policy in May 2010 and declared our first dividend of Cdn$0.05 per common share.  We expect to pay two dividends per year. Any dividend payment is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado Gold in the preceding two quarters. In 2011, the Board amended the dividend policy to provide additional step-ups as the average realized gold price increases.

The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividend, if declared, will also be subject to increases or decreases dependent upon, among other things, the past and prevailing gold prices.

On June 18, 2010 we paid an inaugural dividend of Cdn$0.05 per common share. In 2011, we paid semi-annual dividends of Cdn$0.05 per common share on February 25, 2011 and Cdn$0.06 per common share on August 26, 2011.  In 2012, we paid semi-annual dividends of Cdn$0.09 per common share on February 14, 2012 and Cdn$0.06 per common share on August 24, 2012. On February 14, 2013, we paid the first of our semi-annual dividends for 2013 of Cdn$0.07 per common share.

Market for securities

Eldorado Gold is listed on the following exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD
(listed October 23, 1993 – part of the S&P/TSX Global Gold Index)

New York Stock Exchange (NYSE) under the symbol EGO
(listed October 20, 2009 – part of the AMEX Gold BUGS Index)

Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.

The table below shows the range in price and trading volumes of our common shares on the TSX in 2012.

Trading activity in 2012
	Cdn$
2012	High	Low	Close	Volume
January	$15.32	$14.86	$15.19	5,541,400
February	$15.56	$14.67	$15.12	5,030,700
March	$13.74	$13.44	$13.70	3,890,300
April	$14.13	$13.82	$14.00	3,428,300
May	$11.92	$11.18	$11.46	3,998,600
June	$12.79	$12.37	$12.54	3,734,300
July	$11.41	$10.77	$10.85	2,660,900
August	$13.24	$12.71	$13.09	2,565,900
September	$15.10	$14.67	$14.99	3,548,200
October	$14.84	$14.11	$14.76	2,118,300
November	$14.51	$14.15	$14.35	2,273,100
December	$12.83	$12.50	$12.80	2,361,200

Prior sales

Other than in respect of the issuance of notes as set out below, the following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price
Stock options	4,889,972 649,898 162,922	February 28, 2012 May 8, 2012 August 1, 2012	$15.22 $12.74 $10.85
Converted Eldorado options	4,713,248	February 24, 2012	See note 1
European Goldfields DPU’s	2,092,178	see note 2	See note 2

1 outstanding options of European Goldfields were converted into options to acquire Eldorado Gold shares, adjusted in respect of the number of shares and the exercise price based on the 0.85 exchange ratio.
2 effective February 24, 2012 holders of outstanding European Goldfield DPUs under the European Goldfields DPU Plan that elected to receive European Goldfields DPU Election Consideration will receive 0.85 of an Eldorado share for each European Goldfields DPU on the applicable Separation Date (as defined in the European Goldfields DPU Plan).

On December 13, 2012, the Company issued $600 million aggregate principal amount of 6.125% senior unsecured notes. See Senior unsecured notes and Indenture, above, for more information with respect to the notes offering.

Transfer agents and registrars
Registrar and transfer agent for our common shares	Valiant Trust Company Principal office: Suite 2950, 130 King Street West Toronto, Ontario M5X 1A9 Transfer office: Vancouver, BC
Registered and records office and address for service	Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, BC V6C 0A3
Registrar and trustee for our notes	Citi Agency and Trust 388 Greenwich Street, 14th Floor New York, NY 10013

Governance

Management and the board of directors are committed to good governance practices. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (TSX), and with the corporate governance standards that apply to us as a foreign issuer listed on the New York Stock Exchange (NYSE) and registered with the SEC in the US.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our unwavering commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.  Our code is available on our SEDAR profile at www.sedar.com.

Our board of directors oversees management, who are responsible for the day to day conduct of our business.

The board is responsible for:
●	acting in good faith in our best interests
●	exercising care, diligence and skill in carrying out its duties and responsibilities
●	meeting its obligations under the Canada Business Corporations Act, our articles and our bylaws, and any other relevant legislation and regulations governing our business.

The board has adopted a written mandate, which is available on our website and which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are composed of 100% independent directors.

Directors

According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that nine directors will be elected to the board in 2013. The CBCA requires at least 25% of our directors to be Canadian residents.

The table below lists our directors, including their province or state of residence, their principal occupation and approximate number of Eldorado Gold common shares they own. This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of March 28, 2013.

Director	Board committees	Principal occupation	Approximate number of common shares held
Tim Baker1 Ontario, Canada Independent	Environmental, health and safety	Director since May 12, 2011 Executive Vice President and COO of Kinross Gold Corporation (2006 to 2010)	1,450
K. Ross Cory, Acc. Dir British Columbia, Canada Independent	Audit Corporate governance and nominating (chair)	Director since April 30, 2003 Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) Currently a director of Lumina Copper Corp.	340,000
Robert R. Gilmore, Acc. Dir Colorado, United States Independent Non-executive Chairman of the board	Audit (chair) Compensation	Chairman of the board since December 2009 and director since April 30, 2003 Financial consultant CFO of Dakota Mining Corporation (1991 to 1997) , CFO of Teamshare Inc. (2002) Currently a director of Layne Christensen Company, and Fortuna Silver Mines	9,500
Geoffrey A. Handley, Acc. Dir New South Wales, Australia Independent	Compensation Environmental, health and safety (chair)	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently a director of Endeavour Silver Corp., PanAust Limited and Mirabela Nickel Ltd.	10,000
Wayne D. Lenton, Acc. Dir Arizona, USA Independent Director	Compensation (chair) Environmental, health, and safety	Director since June 1995 Independent mining consultant since March 1995 President & CEO of Canada Tungsten Inc, (1993 to 1995), President & CEO and Chairman of the Board of Canamax Resource Inc. (1989 to 1993), President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation 1985 to 1993 Currently a director of Energold Drilling Ltd.	129,100

_____________________
1 Mr. Baker resigned from the Board of Directors effective December 31, 2012.

Director	Board committees	Principal occupation	Approximate number of common shares held
Michael Price, Acc. Dir London, United Kingdom Independent Director	Audit Environmental, health and safety
Director since May 6, 2011
Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006.
Managing Director, Joint Global Head of Mining and Metals of Barclays Capital (2003 to 2006), Managing Director, Global Head of Mining and Metals of Société General, London (2001 to 2003), Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. (1989 to 2001), Mining Engineer, Business & Financial Analyst, British Petroleum PLC (1981 to 1988).
Currently a director of Central Asia Metals Plc., PMI Gold Corporation, and Forbes and Manhattan Coal Corporation
			Nil
Jonathan A. Rubenstein, Acc. Dir British Columbia, Canada Independent	Compensation Corporate governance and nominating	Director since May 7, 2009 Vice President & Corporate Secretary of Canico Resources (2002 to 2005), Vice President, Corporate Affairs, Sutton Resources (1995 to 1999) Currently a director of MAG Silver Corp., Detour Gold Corporation, Troon Ventures Ltd. and Roxgold Corp.	9,000
Donald M. Shumka, Acc. Dir British Columbia, Canada Independent	Audit Corporate governance and nominating	Director since May 3, 2005 President and Managing Director of Walden Management Ltd. Managing Director of Raymond James Ltd. (1993 to 2004), Managing Director of CIBC World Markets (1989 to 1993), Vice President, Finance and CFO of West Fraser Timber Co. Ltd. (1979 to 1989) Currently a director of Paladin Energy Limited, Lumina Copper Corporation, Alterra Power Corp. and Anfield Nickel Corp.	46,700
Paul N. Wright British Columbia Canada Chief Executive Officer and Director		Director since March 1999 Chief Executive Officer since July 1, 2012 President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999), Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	492,750

All of our directors were elected at our 2012 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders.

As of February 28, 2013 the directors and executive officers of the company owned 1,025,404 shares and 6,452,957 stock options to purchase common shares for a total percentage of 1.05% of our issued and outstanding common shares.

Board committees

The board has four standing committees:
●	Audit
●	Compensation
●	Corporate governance and nominating
●	Sustainability

Audit committee

The board has a separately designated audit committee in accordance with National Instrument 52-110 – Audit Committees and in accordance with the NYSE Listed Company Manual.

The audit committee is currently made up of four independent directors:

Robert Gilmore (chair)
Ross Cory
Michael Price
Donald Shumka

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.  Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC.

Robert Gilmore,

CPA, BSBA, Accounting
University of Denver
CPA, Colorado

Financial Consultant
Colorado, USA

A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

K. Ross Cory

MBA, Finance and International Business, UBC
B.Sc. General Science, UBC

Corporate director
BC, Canada

Mr. Cory served in various senior executive and director capacities with Raymond James Ltd.

Michael A. Price

B.Sc, Eng. (Hon)
PhD, Mining Engineering, University College Cardiff

Corporate director
London, United Kingdom

Dr. Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking.

Donald M. Shumka

MBA, Harvard University;
BA, UBC

President & Managing Director
Walden Management Limited
BC, Canada

Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. He has extensive financial and management experience – and over 15 years in investment banking with various companies.

The committee is responsible for:
●	overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics
●	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation
●	pre-approving audit, audit-related, tax and other services to be provided by the external auditor
●	reviewing our hiring policies for present and former employees of the present and former auditor
●	reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2012, and we had the same lead audit partner for three years to July 2012 at which time our audit partner changed. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

See our 2013 Management Proxy Circular for further information on the experience and education of each committee member.

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees we paid KPMG for services in 2012 and 2011:

	Years ended December 31
Cdn$	2012	2011
Audit fees	1,832,720	1,375,005	Total fees for audit services
Audit related fees	103,000	83,425	Fees for consulting on accounting matters, due diligence and technical guidance, among other services.
Tax fees	29,555	3,718	Total fees for tax advice, tax planning and tax compliance.
All other fees	-	115,700	Fees for French translation.*
Total	1,965,275	1,577,848
*Note: 2012 French translation fees are included under audit related fees.

Compensation committee

The compensation committee is made up of four directors:

Wayne D. Lenton (chair)
Robert Gilmore
Geoffrey Handley
Jonathan Rubenstein

The compensation committee is responsible for:
●	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives
●	assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The compensation committee conducts a thorough compensation review every year to assess:
●	the competitiveness of our cash and stock-based compensation for our directors and executives
●	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills
●	the overall compensation packages for our senior executives and whether the components are applied appropriately.

The compensation committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year.

Corporate governance and nominating committee

The corporate governance and nominating committee is made up of three directors:

Ross Cory (chair)
Jonathan Rubenstein
Donald Shumka

The corporate governance and nominating committee was established to work with management in continuing to develop our corporate governance framework. This includes:
●	regularly reviewing our corporate governance policies and practices
●	monitoring our risk management program
●	reviewing the size and composition of the board annually
●	facilitating the succession and nomination of directors to the board
●	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process
●	evaluating the board’s competencies and defining the skills and experience necessary for an effective board.

Sustainability committee

The sustainability committee is made up of four directors:

Geoffrey Handley (chair)
Tim Baker
Wayne Lenton
Michael Price

The sustainability committee was established to advise and make recommendations, in its oversight role, to the board with respect to monitoring our environmental, health, safety, community relations and other sustainability policies, practices, programs and performance. This includes:
●	reviewing our annual sustainability report prior to its issuance
●	reviewing and monitoring our environmental, health and safety programs and procedures
●	overseeing the establishment of a corporate environmental health and safety policy

●	monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedure
●	monitoring management’s performance regarding health, safety, social and environmental initiatives with respect to employees, communities and other stakeholders
●
monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness pans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and proficient in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and reporting them to the board. In 2012, Mr. Handley and Mr. Baker (resigned effective December 31, 2012), and Mr. Lenton serve on the panel.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Terms of reference for the board, chair, individual directors and the three standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.

Officers

The table below lists our executive officers, including their province of residence, their principal occupation, offices held at Eldorado Gold and approximate number of Eldorado Gold common shares they own.

This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Executive officer	Principal occupation	Approximate number of common shares held
Fabiana Chubbs British Columbia, Canada Chief Financial Officer	Chief Financial Officer since July 1, 2012 Treasurer and Risk Manager (July 2008 to July 2012) Treasurer Coordinator (July 2007 to July 2008) Senior Manager, Audit Group, PricewaterhouseCoopers LLP (December 1996 to July 2007)	8,946
Dawn L. Moss British Columbia, Canada Executive Vice President, Administration & Corporate Secretary	Executive Vice President, Administration and Corporate Secretary since July 1, 2012 Vice President, Administration (February 2009 to July 2012) Corporate Secretary (October 2000 to July 2012) Corporate Administrator (November 1998 to October 2000)	33,073

Executive officer	Principal occupation	Approximate number of common shares held
Norman S. Pitcher British Columbia, Canada President	President since July 1, 2012 Chief Operating Officer (July 2005 to July 2012) Vice President, Exploration & Development (May 2004 to July 2005) Manager, Evaluations (November 2003 to May 2004) Chief Geologist for Pan American Silver Corp. (1997 to November 2003)	82,405
Paul J. Skayman British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 1, 2012 Senior Vice President, Operations (December 2009 to July 2012) Vice President, Operations (August 2008 to December 2009) Project Coordinator for Qinghai Dachaidan Mining Limited (Tanjianshan Gold Mine) September 2005 to August 2008)	22,916
Paul N. Wright British Columbia, Canada Chief Executive Officer and director	Director since March 1999 Chief Executive Officer since July 1, 2012 President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999) Senior Vice President, Operations (October 1997 to March 1999) Vice President, Mining (July 1996 to October 1997)	492,750
As of February 28, 2013, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, 1,025,404 common shares (representing 0.14% of the total issued and outstanding common shares).

Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of our directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the director. Mr. Lenton was a director of North American Tungsten Corporation Ltd. while it sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (CCAA). The plan of compromise and arrangement was implemented and as of March 31, 2005 it ceased to be subject to creditor protection under the CCAA.

None of our directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this AIF, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for other companies.

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he excuses himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Material contracts

Other than material contracts described below or listed elsewhere in this AIF and those contracts made in the ordinary course of business, we have not entered into any material contracts.

Interest of experts

We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.

Our auditor is KPMG LLP, independent chartered accountants according to the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. They are an independent public accountant according to the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.

We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 103 and the qualified persons responsible for our technical disclosure and/or reports under each of our properties.

None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of, us or any of our affiliates or associated parties, other than those experts that are employed by us, who own less than 1% of our securities.

Interest of management and others in material transactions

Other than has been disclosed in this AIF or our annual MD&A, we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or will have a material effect on us where any of the following had a direct or indirect material interest:

●	any of our directors or executive officers, or those of our subsidiaries
●	a person who beneficially owns or directs, directly or indirectly, more than 10% of our voting securities, or
●	any associate or affiliate of the above.

We did not rely on any available exemptions in fiscal 2012 to meet our disclosure obligations for the year.

Legal proceedings and regulatory actions

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.

We have not had any penalties or sanctions imposed by a regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a securities regulatory authority.

Schedule A

ELDORADO GOLD CORPORATION

(“Eldorado or the Company”)

AUDIT COMMITTEE

Terms of Reference

I.           ROLE

The role of the Audit Committee (the “Committee”) is to review and require that management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

II           RESPONSIBILITY

The Committee will have the following duties and responsibilities:

(i)	Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

➢	the audited annual and unaudited quarterly financial statements including the notes thereto;

➢	the appropriateness of the Management Discussion and Analysis (MD&A) of operations contained in the audited annual and unaudited quarterly report and their consistency with the financial statements;

➢	any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

➢	any significant transactions which are not a normal part of the Company’s business;

➢	the nature and substance of significant accruals, accounting, reserves and other estimates having a material effect on the financial statements;

➢	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

➢	any off balance sheet financing arrangement;

➢	issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls, including a discussion of the responsibilities of the Company’s internal audit function;

➢	any significant transactions with or involving an unconsolidated affiliate;

➢	all significant adjustments proposed by Management or by the Auditor;

➢	the specifics of any unrecorded audit adjustments;

➢	any impairment provisions based on ceiling test calculations; and including the carrying value of Goodwill;

➢
Independently and periodically review and be satisfied with the adequacy of procedures in place for the review of public disclosure of financial information  including any future oriented financial information as stated or derived from the financial statements;

➢	review financial statements and MD&A and annual and interim earning disclosure before they are released to the public; and

➢
review with members of the Board proficient in the technical aspects of preparing a mineral reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

(ii)	Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.

(iii)	Review and approve:

➢	non-audit services provided by the External Auditor, to the extent required by law;

➢	fees and expenses of the Auditor; and

➢	the independence of the Auditor.

(iv)	Establish guidelines for the retention of the Auditor for any non-audit service.

(v)
Recommend to the Board the appointment of the Auditor to be proposed at the annual shareholders’ meeting and the compensation of the Auditor.  The Auditor is ultimately accountable to the Board and the Audit Committee as representatives of the shareholders.

(vi)	Require the Auditor to report to the Audit Committee and:

➢	oversee the work of the Auditor;

➢	assess the audit team; and

➢	assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.

(vii)	Review and approve hiring present and former employees of the present and former Auditor.

(viii)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ix)	Review any related party transactions prior to recommendation to the Board of the approval of such transactions.

(x)
Establish a complaint process and “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or audit related matters.  Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

(xi)
Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

(xii)	Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:

➢	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

➢	effective internal control systems; and

➢	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(xiii)	Assist the Board with oversight of the performance of the Company’s internal audit function.

(xiv)	Review the Auditor’s Management Letter and the Auditor’s Report.

(xv)	Review Management’s report on and Auditor’s assessment of Internal Controls and report all deficiencies and remedial actions to the Board.

(xvi)	Discuss the Company’s earnings disclosure, as well as financial information and earnings guidance to be provided to analysts and rating agencies.

(xvii)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.

(xviii)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(xix)	Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes to the Board for approval.

(xx)	Assess the Committee’s performance of the duties specified in this Terms of Reference and report its finding to the Board.

III           COMPOSITION

(i)	The Board will appoint Directors to form the Committee annually at the Board Meeting following the Annual Shareholders Meeting.

(ii)
The Board has determined that the Committee will be comprised of at least three Independent Directors (the “Member” or “Members”) all of whom shall be financially literate.  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed,

(iii)
All Members will meet the “independence and financial literacy” qualifications under applicable securities laws and at least one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

(iv)	The Board will appoint the Chairman of the Committee. The Corporate Secretary of the Company will keep minutes of each meeting.

IV.           MEETINGS

(i)
Meetings of the Committee will be held at the request of a Member, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

(ii)
A majority of Members will constitute a quorum. Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting. Powers of the Committee may also be exercised by resolution in writing signed by all the Members.

(iii)
The Committee will have access to the Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management after each review of unaudited and audited statements.

(iv)	The Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

V    OTHER

(i)
The Committee as whole or each Member individually are able to engage outside advisors at the Company’s expense that they determine is necessary in order to assist in fulfilling their respective responsibilities. The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee.

(ii)	The Committee will be provided funding by the Company for compensation of the Auditor.

Approved by the Board of Directors February 21, 2013.